Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Webster Financial Corporation

Commission File No.: 001-31486

Ordinary general shareholders’ meeting of Banco Santander, S.A. 27 March 2026

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 2 /81 Contents Letter from the General Secretary Basic information about the meeting Agenda, summary of the proposed resolutions and supplementary information Proposed resolutions and reports of the board of directors 3 4 6 18

Ordinary general shareholders' meeting 2026 Proposed resolutions Letter from the General Secretary Dear shareholder, Once again this year, I am pleased to make this document available to you, which includes: – information on how you can participate in the 2026 ordinary general shareholders’ meeting; – the agenda, together with a summary and supplementary information regarding the proposed resolutions submitted for approval under each of the items ; and – the full text of the proposed resolutions with the mandatory reports of the board or its committees. The general meeting will be held exclusively by remote means (with no physical attendance by shareholders, proxies or guests), on 26 March 2026 at 12:30 p.m. (CET), on first call, or on 27 March 2026 at 12:30 p.m. (CET) , on second call. It is expected that the meeting will be held on second call. The virtual format is possible thanks to the legal framework and the bylaws providing for this possibility and is motivated by the success of previous experience. The 2025 virtual general meeting was characterized by the strong shareholder engagement, enabling shareholders to exercise their rights on equal terms from any location. In addition, this format promotes shareholder participation, is supported by the robust and secure technology that the Bank has been developing for more than two decades, and is consistent with Grupo Santander’s digital transformation process and its commitment to sustainability, as well as with the growing global trend towards fully virtual general meetings. I encourage you to read this document and to participate in the general meeting by any of the means and channels that Banco Santander makes available, which are explained in more detail in this document. Yours faithfully, Jaime Pérez Renovales General Secretary This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 3 /81

Ordinary general shareholders' meeting 2026 Proposed resolutions Basic information about the meeting As part of our continuing efforts to promote engagement in Banco Santander’s corporate governance, we encourage all our shareholders to participate in the 2026 ordinary general shareholders’ meeting 27 March 2026, at 12:30 p.m. (CET), on second call and exclusively by remote means . The general meeting is expected to be held on second call, although it is also called to be held on first call on 26 March 2026, at the same time and means. DATE, TIME AND MEANS You can find the agenda in the announcement of the call to meeting and in the following sections with the relevant proposals. AGENDA Any shareholder of Banco Santander who meets the requirements established in the Bylaws and has their shares registered in their name not later than Sunday 22 March 2026 if the meeting is held on second call, as expected, or Saturday 21 March 2026 if the meeting is held on first call. For these purposes, in both cases and for stock - market purposes, share purchase transactions in order to be entitled to attend the meeting must have been settled no later than Friday 20 March 2026 (record date). Taking into account that the settlement period in the Spanish stock market is two business days, shares must generally be purchased no later than 18 March 2026. The settlement period in other stock markets where the Bank’s shares are listed may differ. • Remote attendance You can attend remotely via the General Shareholders’ Meeting Platform. WHO HAS THE RIGHT TO PARTICIPATE • Proxy - granting and advance voting HOW TO PARTICIPATE You can grant a proxy and cast a distance vote prior to the general meeting as follows: 1. Electronic means: – via the General Shareholders’ Meeting Platform; – in person at any branch of Banco Santander using your signature in the digital platform made available for this purpose or, if you are a customer of the Bank and you have Santander Key, also via the same platform in person or by contacting the staff at those branches; or – via telephone, by calling the Shareholders Helpline (+34) 91 276 92 90. 2. Delivery or postal mail: by completing the printed card and delivering it at branches of Banco Santander or sending it by post to Registro de Accionistas. Proxies not sent through the Bank may also be presented by the proxy representative via the General Shareholders’ Meeting Platform when registering as an attendee at the meeting. The General Shareholders’ Meeting Platform will be accessible, using the Santander Online Banking Credentials or the General Meeting Credentials, at www.juntasantander.com , via the corporate website www.santander.com (through the ‘General Shareholders’ Meeting’ section), or the ‘Santander Shareholders and Investors’ app, and also by scanning the QR code below. You can find detailed information regarding how to participate in the announcement of the call to meeting, and also in the Instructions to participate in the meeting . Access to the General Shareholders’ Meeting Platform This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 4 /81

Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

CONTACT INFORMATION	• **Retail shareholders**	Investor Relations – junta.accionistas@santander.com – Shareholders Helpline (+34) 91 276 92 90
	• **Institutional investors**	Investor Relations – investor@gruposantander.com Georgeson, Banco Santander's proxy solicitor – Santander2026AGM@georgeson.com – Telephone Europe: (+34) 91 769 10 06 / (+44) 370 703 0282 – Telephone United States and other non-European countries: 00 800 2667 8825 / (+1) 201 680 4403
	• **CREST Depository Interests (CDIs) holders**	Santander Nominee Service, provided by Equiniti Financial Services Limited in United Kingdom (*) – www.santandershareview.com – santandershareholders@equiniti.com – Telephone United Kingdom: (+44) 371 384 2000 Georgeson, Banco Santander's proxy solicitor – Santander2026AGM@georgeson.com – Telephone United Kingdom: (+44) 370 703 0282
	• **American Depositary Receipts (ADRs) holders**	CITI N.A., Depositary Entity for Banco Santander S.A.'s ADR programme in United States (*) – www.citi.com/dr – citibank@shareholders-online.com – Telephone United States: (+1) 888 710 7456 / (+1) 781 575 4555 Georgeson, Banco Santander's proxy solicitor – Santander2026AGM@georgeson.com – Telephone United States: 00 866 647 8869

(*) For CDIs or ADRs held with other nominees or brokers (other than Equinity in United Kingdom and CITI in the United States, respectively), the entity or broker where they are held, or Georgeson, Banco Santander's proxy solicitor, should be contacted directly for information on how to participate.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 5/81

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 6 /81 Proposed resolutions Agenda, summary of the proposed resolutions and supplementary information The full text of the proposed resolutions and explanatory reports, together with all the useful information for the ordinary general shareholders’ meeting, has been published in the corporate website www.santander.com Item 1 Annual accounts and corporate management. Page 18 Item Proposal Annual accounts and management 1 A reports of Banco Santander, S.A. and its To approve the annual accounts and management reports for financial year 2025. consolidated group for 2025. Consolidated non - financial information To approve the consolidated statement of non - financial information for financial 1 B statement for 2025, which forms part of year 2025 (included in the ‘Sustainability Statement ’ chapter of the 2025 annual the consolidated management report. report). 1 C Corporate management during 2025. To approve the corporate management for financial year 2025. Page 19 Item 2 Shareholder remuneration. Item 2 A Allocation of 2025 results. To approve the allocation of the separate results obtained by Banco Santander during financial year 2025 as follows: Results obtained during financial year 2025 (profit) EUR 11,113,251,675.00 To Dividends EUR 3,519,738,223.53 Dividend paid prior to the date of the meeting (1) EUR 1,698,679,417.78 Final dividend (2) EUR 1,821,058,805.75 To Voluntary Reserves (3) EUR 7,593,513,451.47 (1) Total amount paid as interim dividend, at a fixed rate of 11.5 euro cents per share entitled to receive the dividend. (2) Fixed supplementary dividend of 12.5 euro cents gross per share entitled to receive the dividend, payable in cash from 5 May 2026. The total amount has been estimated assuming that, as a consequence of the partial implementation of the buyback programme announced on 3 February 2026, the number of outstanding shares of the Bank with dividend rights will be 14,568,470,446 and that, as planned, the capital increase submitted to this general meeting under item 6 C of the agenda will not be executed before 5 May 2026. Therefore, the total amount of the supplementary dividend may be lower if more shares than expected are acquired under the buyback program, or higher if fewer shares are acquired under the buyback programme or if the capital increase submitted to this general meeting under item 6 C of the agenda is executed before 5 May 2026. (3) Estimated amount corresponding to a supplementary dividend of EUR 1,821,058,805.75. This figure will increase or decrease by the same amount by which the total amount of the final dividend is lower or higher, respectively, than the estimate of such final dividend. To approve the allocation of profits obtained during 2025, which is aligned with the shareholder remuneration Proposal policy established by the board of directors for financial year 2025, consisting of a total remuneration target of approximately 50% of the Group reported profit (excluding impacts with no effect in cash or direct effect in capital ratios), to be divided approximately equally in cash dividends and share buybacks. Purpose

Ordinary general shareholders' meeting 2026 Proposed resolutions Item 2 B Share capital reduction by a maximum amount of 663,227,913 euros, through the cancellation of up to 1,326,455,826 own shares. Delegation of powers. The proposal is available at the following link . To reduce the share capital by a maximum amount of EUR 663,227,913, through the cancellation of a maximum of 1,326,455,826 own shares to be acquired by Banco Santander through the buyback programme approved by the board of directors at its meeting held on 3 February 2026. The maximum investment of the programme amounts to EUR 5,030 million, of which EUR 1,830 million corresponds to an amount equivalent to approximately 25% of the Group's ordinary profit in the second half of 2025, and EUR 3,200 million corresponds to approximately 50% of the CET1 capital generated after the closing of the sale of 49% of Santander Bank Polska S.A. The aforementioned 1,830 million, added to the EUR 1,700 million allocated to the first buyback programme charged to 2025 results, which ended on 22 December 2025, represent, approximately, 25% of the Group's attributable net profit (excluding impacts with no effect in cash or direct effect in capital ratios) in 2025. The purpose of the capital reduction is to cancel own shares, thereby contributing to shareholder remuneration Proposal by increasing the earnings per share, which is inherent to the decrease in the number of shares. The share buyback programme to which the capital reduction is linked, like the aforementioned first buyback programme with respect to 2025 results, was approved as part of the objective announced in 2025 to allocate at least EUR 10,000 million to share buybacks with respect to 2025 and 2026 results and expected excess capital, subject to obtaining the relevant corporate and regulatory authorizations. Purpose Item 2 C Share capital reduction by a maximum amount of 734,465,975 euros, through the cancellation of up to 1,468,931,950 own shares. Delegation of powers. The proposal is available at the following link . To reduce the share capital in the maximum amount of EUR 734,465,975 (10% of the share capital), through the cancellation of own shares acquired through one or more share buyback programmes or by other means legally permitted, delegating to the board the power to approve the reduction and to set all other terms not specified in the resolution. The purpose of the share capital reduction is to cancel own shares, such as those acquired under the Proposal Purpose shareholder remuneration policy or through other buyback programmes, including those that may be carried out to distribute CET1 excess capital in line with the objective announced in 2025. The execution of the shareholder remuneration policy and of share buybacks following the publication of the annual results, aimed at distributing CET1 excess capital, are subject to corporate and regulatory approvals. Item 3 External auditor and independent verifier. Page 28 Item 3 A Re - election of the external auditor for financial year 2026. Proposal available at the following link . Auditor’s name PricewaterhouseCoopers Auditores, S.L. (PwC) The audit committee issued its report on the independence of the external auditor at its meeting held on 19 February 2026. Independence Number of years auditing the annual financial statements (1) 10 Level of support in last re - election at April 2025 general shareholders’ meeting 99.70% (calculated on the basis of total for and against votes). % of total fees for non - audit services / average of total fees for audit services for the last three financial 25.46% (2) , significantly below the maximum ratio permitted by applicable years for Banco Santander and its subsidiaries in law on the independence of the auditor. Spain (1) PwC was first appointed as external auditor of Banco Santander and of Grupo Santander at the 2016 general meeting, for a three - year term. Since 2019, PwC has been re - elected annually, with 2025 marking the tenth year since its appointment. In accordance with Regulation (EU) nº 537/2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding statutory audit of public - interest entities, and Law 22/2015 of 20 July on Auditing of Accounts, once a ten - year period has elapsed from its appointment, public - interest entities are required to conduct a public tender process in order to appoint a new auditor or reappoint the incumbent for an additional period of up to ten years. Accordingly, between 2023 and 2024, Banco Santander launched a public call for tenders, in accordance with the abovementioned regulations, through a transparent and objective tender, in which several audit firms participated, culminating in the selection of PwC as external auditor for the 2026 financial year. (2) Calculated in accordance with the criteria set forth by Regulation (EU) nº 537/2014, which only takes into account the services provided by the auditor in Spain; this percentage would be 15.18% if the perimeter considered were to include the fees for non - audit services approved for PwC and other firms of the PwC network worldwide for entities of the entire Grupo Santander (in Spain and abroad), out of the fees for audit services provided to the entire Grupo Santander, and 15.18% if calculated in accordance with the criteria established by the CNMV for its presentation in the annual corporate governance report. This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 7 /81

Ordinary general shareholders' meeting 2026 Proposed resolutions Item 3 B Appointment of the sustainability information verifier for financial year 2026. Proposal available at the following link . Verifier’s name PricewaterhouseCoopers Auditores, S.L. (PwC) Level of support in last re - election at April 2025 general shareholders’ meeting 99.69% (calculated on the basis of total for and against votes). To ensure that the sustainability information of Grupo Santander may be subject to verification by an independent verifier appointed by the general Purpose meeting, where such appointment is required or permitted under the applicable legislation. Item 4 Board of directors: appointment and re - election of directors. Page 29 General overview of the board of directors SIZE AND REGULAR RENEWAL OF THE BOARD OF DIRECTORS x It is made up of 15 members whose profiles and track records can be viewed at the following link . Our directors are appointed for three - year periods (below the legal limit of four years). Additionally, one - third of x the board members are renewed each year, following the order established by their length of service according to the date and order of the respective appointment. INDEPENDENCE x High level of independence on the board. Out of 15 directors, 13 are external and 2 are executives, and the majority (10 members, representing 66.67% of the board) are independent. Separation of duties of the executive chair and the chief executive officer , while ensuring that their roles are x complementary. x Lead independent director, whose duties and activities carried out in 2024 can be viewed at the following link . Specialized committees , which perform their supervisory, reporting, advisory and proposal - making tasks to x support the board in its supervisory and key decision - making duties. • Audit committee: 100% independent directors. • Nomination committee: 100% independent directors. • Remuneration committee: 100% external directors, 80% of whom are independent directors. • Risk supervision, regulation and compliance committee: 100% external directors, 60% of whom are independent directors. • Responsible banking, sustainability and culture committee: 100% independent directors. • Innovation and technology committee: 62.5% independent directors and 75% external directors. DIVERSITY AND COMPETENCIES A diverse board of directors is essential to its effectiveness. A plural composition that incorporates mixed skills, experiences and points of view promotes independent opinion, facilitates a constructive debate and guarantees soundness and quality in the decision - making process. The policy on the selection, suitability assessment and succession of directors seeks to achieve a sound x x balance of technical expertise and experience in the composition of the board and helps make our board more diverse in terms of gender, age, geographical provenance, background and knowledge. • Gender. The approval of the proposals submitted to the shareholders at the general shareholders’ meeting will maintain 40% female representation on the board thus complying with the target set by the nomination committee and with the provisions of Basic Law 2/2024 of 1 August on equal representation and a balanced presence of women and men ( Ley Orgánica 2/2024, de 1 de agosto, de representación paritaria y presencia equilibrada de hombres y mujeres ). • Age. There is no age limit to being a director, nor to hold the positions of chair and chief executive officer. • Geographical provenance/international background. Selection takes into account cultural and geographic diversity, as well as international training and background, especially in the main geographies where Banco Santander and its subsidiaries (“ Grupo Santander ” or the “ Group ”), are present. • Academic background and career. Selection considers academic training and career history, especially regarding aspects related to our activities and considered relevant to the Group, as a guarantee of understanding the Group's structure and business, the geographies in which it operates and its alignment with Santander’s culture. This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 8 /81

Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

✓	Each director's skills and qualities are disclosed in the **board skills and diversity matrix** (updated in January 2026), which reflects the balance of knowledge, skills, qualifications, diversity and experience required to design and pursue the Group's long-term strategy in an ever-changing market.
✓	The board has an **annual training and development programme** to help the directors to continue reinforcing their skills and strengthen their knowledge of the Group and the industry. There are also strong **development programmes** so that new directors can better understand the industry as well as Grupo Santander's business and governance model, structure and risk profile.

ADDITIONAL INFORMATION

You can find more information about the board of directors in section 4 'Board of directors' of the Corporate Governance chapter of the 2025 annual report.

Composition of the board of directors following the 2026 general shareholders' meeting [1]

	Name	Position
Executive directors 13.33%	**Ana Botín**	Executive Chair
	Héctor Grisi	Chief Executive Officer
Independent directors 66.67%	**Glenn Hutchins**	Vice Chair and Lead Independent Director
	Carlos Barrabés	Director
	Sol Daurella	Director
	Henrique de Castro	Director
	Germán de la Fuente	Director
	Gina Díez Barroso	Director
	Belén Romana	Director
	Deborah Vieitas [2]	Director
	Pamela Walkden	Director
	Antonio Weiss	Director
Other external directors 20%	**José Antonio Álvarez**	Vice Chair
	Javier Botín	Director
	Luis Isasi	Director

(1) In the event that all proposed resolutions regarding directors are approved and become effective. The composition described takes into consideration the decision of Ms Homaira Akbari not to stand for re-election, as would otherwise apply pursuant to the provisions of the Bylaws and the duration of their term of office, ceasing to hold office after the general meeting takes place.

(2) The effectiveness of the appointment of Ms Deborah Vieitas is subject to obtaining the required regulatory approval.

Proposed resolutions, appointments and re-elections being submitted to a vote

Item 4 A	**Setting of the number of directors.**
Proposal	To set **the number of directors at 15**. → Within the ranges established in the Good Governance Code for Listed Companies of the CNMV and in Banco Santander's Bylaws (minimum of 5 or 12 and maximum of 15 o 17 members, respectively).
Item 4 B	**Appointment of Ms Deborah Vieitas**
	Deborah Vieitas meets the suitability requirements necessary to hold the position of director, and her appointment contributes to strengthening the board's collective skills and international experience, particularly in banking and financial markets.

Item	Name	Office	What he/she contributes to the board
4 B	 **Deborah Vieitas**	Independent external director	→ Extensive experience in the Brazilian market, particularly in corporate banking management and structuring, foreign trade financing, debt markets, and structured financing. → Excellent skills in strategy, accounting, auditing, and financial knowledge, risk management, and governance.

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Ordinary general shareholders' meeting 2026 Proposed resolutions Items 4 C, 4 D, 4 E and 4 F Re - election of 4 directors. Proposal Item Re - elect the directors listed below. For these purposes, all of them: → Have shown that they have the expertise, experience and merits necessary to hold the position of director. → Have shown their commitment to Banco Santander, an outstanding contribution that has been demonstrated through a high level of attendance at and informed participation in the meetings of the board and the committees of which they are a member. Name Office What he/she contributes to the board 4 C Independent external director Excellent strategy and management skills, vast experience in corporate governance, and responsible business and sustainability insight. Sol Daurella Gina Díez Barroso 4 D Independent external director Vast experience in the real estate and education sectors, and has extensive knowledge of, and an ever - lasting commitment to, sustainability, inclusion and responsible business. Carlos Barrabés Independent external director 4 E Extensive experience in Spain's market, particularly in the digital and innovation areas, focused on the full integration of digital technology in socio - economic development, retail distribution and the promotion of talent, for the benefit of people and institutions, as well as expertise in responsible business and sustainability. Antonio Weiss Lengthy track record in the areas of financial services, public policy and non - profit organizations, vast international experience in executive positions, and an overarching vision of the US market and financial sector to the board, most notably in matters of economic policy. Independent external director 4 F This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 10 /81

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 11 /81 Proposed resolutions Page 38 Item 5 Remuneration. Item 5 A Directors’ remuneration policy. Proposal available at the following link . To approve the directors’ remuneration policy (the “ Remuneration Policy ”) for financial year 2026, as from its approval, as well as for financial years 2027 and 2028. The board believes that the Remuneration Policy proposed for approval is reasonably in proportion to the Proposal importance of the Company, is in line with its economic and financial situation and is consistent with market standards at comparable companies. Furthermore, the factors that affect the various components of remuneration for the performance of executive duties are aligned with the Bank’s strategy, objectives, values and interests over the long term and with an appropriate and effective management of risks, without offering incentives to assume those that exceed the level tolerated by the Bank. → The Remuneration Policy sets forth the remuneration system for the directors in their capacity as such, Highlights of the Remuneration Policy including mention of the maximum annual amount to be paid to all of the directors in such capacity and the criteria for distribution thereof among the directors, as well as the remuneration system of executive directors for the performance of executive duties, including fixed and variable components. → The remuneration of directors is in line with international best practices in corporate governance, market practice and the remuneration of our comparable entities (BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotia Bank and Unicredit), group selected following criteria of market capitalization, global scale, brand recognition, geographical diversification, business model and regulatory framework. The incorporation of US and Brazilian banks is justified by the strong presence of Banco Santander in those countries, which will be reinforced, where applicable and subject to obtaining the corresponding authorizations, following the acquisition of Webster Financial Corporation announced on 3 February 2026. → Banco Santander conducts an annual comparative review of executive director’s and top management total remuneration. The group analyzed in 2026 is made up of the 9 entities mentioned in the preceding paragraph. → The remuneration of directors in their capacity as such has two fixed components: an annual allotment and attendance fees, thus it is not linked to performance. The maximum annual amount of this remuneration is EUR 6,000,000 (an amount that has not been updated since 2012 and was last approved by the general meeting on 4 April 2025), which may be reduced by the board of directors under the terms set forth in the Bank's Bylaws. → For 2026, the board of directors, at the proposal of the remuneration committee, approved a 5% increase (in respect of 2025) to the annual allotments for the board (chair and members) and its committees (including the executive committee), as well as to the amount allocated to the role of Lead Independent Director and non - executive vice chair and to attendance fees. This increase, which is below the average increase in employee remuneration at Grupo Santander in Spain in 2025 compared with 2024 on a like - for - like basis (+6%), is applied based on the latest market benchmarking study conducted by the institution with the support of an independent expert. That study confirmed that, in general terms, the remuneration was competitive, although there was upward scope to align it more fully with the market. → The proposed policy maintains continuity with the most recent remuneration policy (approved at the 4 April 2025 annual general meeting), which received 96 . 35 % of votes in favour (of total for and against votes) . → The leading proxy advisers (ISS and Glass Lewis) recommended voting in favour of the approval of the most recent remuneration policy and of the 2024 annual directors’ remuneration report (consultative vote) . → The remuneration of the non - executive directors is consistent with the provisions of article 58 of the Bylaws and article 33 of the Rules and regulations of the board. → Non - executive directors Directors may be remunerated through the delivery of shares, share options or another system that is linked to the price of the shares, provided that the application of any of these remuneration schemes is previously approved by the general shareholders’ meeting. Executive directors → The Remuneration Policy describes the remuneration that the executive directors would receive for the performance of such duties. → The proposed Remuneration Policy focuses on strengthening the alignment of the remuneration framework with the strategic priorities communicated at the Investor Day held on 25 February 2026. In this context, the structures of short - and long - term incentives, as well as their associated metrics and weightings, have been reviewed, in order to ensure that they effectively incentivize the execution of our strategy and the creation of sustainable long - term value for shareholders. → The policy includes, at the proposal of the remuneration committee, a 5% increase in the salary and target amount of the bonus for executive directors in 2026, which is below the average increase in employee remuneration at Grupo Santander in Spain in 2025 compared with 2024 on a like - for - like basis (+6%). The reasons behind this proposal of the remuneration committee to the board of directors are essentially as follows:

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 12 /81 Executive directors (continued)  Record results and full compliance with the commitments made at Investor Day 2025: attributable profit in 2025 amounted to EUR 14,101 billion, a record for the fourth consecutive year, driven by significant revenue growth in global businesses and a larger customer base. Under the leadership of the Bank's executive directors, the Group has thus fulfilled all the financial and strategic commitments set for 2025 at the previous Investor Day.  Significant value creation for shareholders as a result of sustained financial performance: total shareholder return in the 2025 period, in absolute and relative terms compared with Banco Santander's peer group, was +132% (the best among our peers) and +60%, respectively, making Banco Santander the largest bank by market capitalization in the eurozone. The share price performance and market re - rating reflect market confidence in Grupo Santander's strategy, execution, and leadership.  Inorganic strategy: outstanding execution of the Group's inorganic strategy, exemplified by the sale of Santander Poland and the acquisitions (subject to the corresponding authorizations) of TSB Banking Group plc in the United Kingdom and Webster Financial Corporation in the United States. These transactions demonstrate disciplined capital allocation, reinforce Banco Santander's leadership in key markets, and clearly reflect the executive directors' ability to reconfigure the Group's portfolio to improve profitability and shareholder value.  Ambitious targets for the new strategic cycle: Following the completion of the 2025 cycle, Investor Day 2026 set ambitious financial and strategic targets through 2028. This new phase will require consistent and sustained implementation over time, continuous transformation, and disciplined capital allocation in an evolving macroeconomic and competitive environment.  Evolution of international presence and competitive positioning in terms of remuneration: Banco Santander's earnings profile is increasingly international, with a significant proportion of revenues generated in the Americas. While the current peer group reflects Banco Santander's diversified presence, the strengthening of its position in the United States of America with the acquisition of Webster Financial Corporation reinforces the importance of maintaining an appropriate and competitive remuneration positioning to support leadership stability. → Likewise, and in relation to the supplement to the executive chair's fixed remuneration amounting to EUR 525 thousand per year, which was established in 2018 when her supplementary death and disability benefits were eliminated and which she had been receiving until October 2025, the policy provides for the maintenance of this amount in order to prevent the executive chair's remuneration from being reduced involuntarily. This supplement is not taken into consideration for determining the contributions to the benefit scheme in which the executive chair participates, nor in other remuneration items linked to her fixed remuneration. → The relationship between the fixed and variable components of the executive directors’ remuneration is balanced and efficient. The variable remuneration components may not exceed 200% of the fixed components (if approved by the general meeting in item 5 B of the agenda). → Social welfare benefits are granted in accordance with Banco Santander’s general policy for senior management. → The policy provides for the application for executive directors of an incentive to be paid in cash, Santander shares and other instruments, which constitutes the eleventh cycle of the deferred multiyear objectives variable remuneration plan (the “ 2026 Award ”), the main characteristics of which are as follows: – The 2026 Award is linked to the performance of Grupo Santander, in accordance with quantitative and qualitative criteria: o A set of short - term quantitative metrics structured around three strategic categories (business transformation — to which the first two metrics refer — , capital, and sustainable profitability), which serve to determine the basis for the 2026 Award: ▪ Active customers (growth), with a weighting of 20%. Active customers enable sustainable growth and are the clearest indicator of business vitality and competitive relevance. This metric measures quality growth rather than mere volume expansion and ensures that the short - term incentive does not encourage purely financial optimization at the expense of commercial momentum. Active customers therefore imply (a) revenue sustainability and recurrence, (b) greater product penetration, (c) deposit stability and financing strength, and (d) long - term profit growth potential. ▪ Costs , with a weighting of 20%. Cost trends directly measure the management team's ability to maintain operational discipline and execute transformation. In a structurally competitive and regulated industry, (a) efficiency is a structural advantage, (b) scale must translate into productivity improvements, and (c) digitization and simplification must translate into measurable savings. ▪ Capital generation (CET1) , with a weighting of 25%. Capital generation is aligned with investor priorities and the reality of solvency and has become one of the metrics most analyzed by investors. The inclusion of capital generation (a) directly aligns management

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 13 /81 with shareholder expectations, (b) reinforces prudent risk management, and (c) conveys credibility in the ability to comply with the shareholder remuneration policy. ▪ Return on tangible equity (RoTE) , with a weighting of 35%. This continues to be the most comprehensive profitability metric in the sector because it ensures that (a) growth translates into attractive returns, (b) capital strength is not achieved at the expense of profitability, and (c) cost discipline directly translates into value creation for shareholders. The results of the qualitative assessment will be added to or subtracted from these metrics under two components (compared to four in 2025): ▪ Risks and compliance (+/ - 15%), thus reinforcing alignment with prudent risk management and regulatory expectations, and incorporating relevant environmental and social risk management indicators, since sustainability is no longer an independent qualitative component in the short term, without prejudice to the fact that, in addition to being considered through this component, sustainability - related objectives continue to be reflected in long - term metrics, in line with their multi - year time horizon; and ▪ Relative performance versus the market (+/ - 10%), providing an external performance benchmark to support the calibration of the incentive in a competitive market environment. And, where appropriate, an exceptional adjustment will be made, which must be duly supported and may include modifications resulting from control deficiencies and/or risks, negative results of supervisory assessments, or significant unforeseen events. o Multi - year metrics, which serve to maintain or, where appropriate, adjust part of the amount of the 2026 Award determined in accordance with the short - term metrics: ▪ Relative performance of the Bank's total shareholder return (TSR) in the period 2026 - 2028 in relation to the weighted TSR of a reference group of nine credit institutions, with a weighting of 50%. ▪ Achievement of the Bank's RoTE target in 2028, with a weighting of 30%. ▪ Level of progress at Group level in sustainability - related targets (metrics linked to sustainability criteria): women in management positions; financial inclusion; and sustainable business (financing disbursed and facilitated). These three metrics have a weighting of 20% in aggregate and are designed to support the achievement of the Group's sustainability objectives, while contributing to a more simplified and long - term Executive directors (continued) focused incentive structure. – The maximum achievement ratio for short - term and multi - year metrics may exceed 100% to encourage exceeding the established targets, without this meaning that the remuneration thresholds approved by the general meeting may be exceeded. In the case of short - term metrics, overachievement may not generally exceed 150%; in the case of multi - year metrics, the limit is set at 125%. – The 2026 Award is paid 40% in cash and 60% in instruments, as follows: o 40% of the 2026 Award will be paid, where applicable, in 2027, net of taxes, once the corresponding withholding or payment on account has been made, 50% in cash and 50% in instruments. o 60% of the 2026 Award will be deferred and paid, once the corresponding withholdings or payments on account have been made, in five parts in 2028, 2029, 2030, 2031, and 2032, asymmetrically, under the terms set out in the Remuneration Policy. On a weighted basis, 33% of the amount of the 2026 Award subject to deferral will be paid in cash and 67% in instruments, in accordance with the distribution by year set out in the Remuneration Policy. – The accrual for the last 3 years is conditional upon the fulfillment of a series of long - term objectives measured by the aforementioned metrics. – The deferral periods and the deferred amount may, where appropriate, be extended (but not reduced) to comply with the regulations applicable at any given time. – To strengthen one of Banco Santander’s key strategies, the executive directors also participate in the incentive plan of the Bank’s subsidiary PagoNxt, S.L., with the potential to receive restricted stock units (“ RSU ”). The portion of the 2026 Award to be paid in Banco Santander instruments will be reduced by the amount of RSUs to be received by executive directors, so that the total remuneration amounts for executive directors are not increased through this plan. RSUs will never represent an amount greater than 10% of their variable remuneration. – The maximum amount of the 2026 Award to be paid to executive directors in shares is EUR 14 million. – The 2026 Award is subject to malus and clawback clauses.

Ordinary general shareholders' meeting 2026 Proposed resolutions – The executive directors may not hedge the Santander shares received before delivery thereof. They may likewise not transfer or hedge the shares for one year as from the delivery thereof. – Furthermore, in accordance with the Group's shareholding policy, Banco Santander executive directors may not transfer the Santander shares they receive under the 2026 Award for three years from the date of delivery, unless the director holds Santander shares equivalent to twice the net amount of their fixed annual remuneration. → The remuneration of the executive directors, as well as the manner in which it is described in the Remuneration Policy, complies with the requirements established by the Spanish Companies Act and with the principles and rules set forth in the Company’s Bylaws and Rules and regulations of the board, as well as with such existing provisions and guidelines as are especially applicable to the directors of the Company because of its status as a credit institution (primarily, Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, Circular 2/2016 of 2 February of Banco de España to credit institutions on supervision and solvency, which completes the adjustment of the Spanish legal system to Directive 2013/36/EU and to Regulation (EU) No 575/2013, the Guidelines on sound remuneration policies under Directive 2013/36/EU issued by the European Banking Authority, and other related provisions). Item 5 B Approval of the maximum ratio between fixed and variable components of the total remuneration of executive directors and other employees belonging to categories whose professional activities have a significant impact on the risk profile. The proposal is available at the following link . To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain members of the Corporate Identified Staff (directors, senior executives and employees whose professional activities have a material impact on the Group's risk profile). The proposal affects certain members of the Corporate Identified Staff of Grupo Santander, up to a maximum Proposal of 1,011 people, with the possibility of adding up to 50 additional beneficiaries. The maximum number of 1,011 persons includes 944 persons belonging to the Corporate Identified Staff of Grupo Santander as of 31 December 2025, as well as 11 persons from TSB Banking Group plc and its subsidiaries and 56 persons from Webster Financial Corporation and its subsidiaries, who are expected to join the Corporate Identified Staff group as a result of the acquisitions of those two entities, announced on 1 July 2025 and 3 February 2026, respectively, subject to compliance with the relevant conditions to which such acquisitions are subject. The variable remuneration of the Corporate Identified Staff seeks to reward employee performance in a manner consistent with rigorous risk management, without encouraging inappropriate risk - taking, and in line with the interests of shareholders and the Group's strategic objectives, promoting long - term value creation. The renewal of this authorization for certain members of the Corporate Identified Staff will allow the Bank to compete with European and international institutions, with ratios not expected to exceed 100% in all cases. In addition, the renewal of this authorization will continue to allow for simpler and more efficient payroll management. The annual adjustment of the components of remuneration of the members of the Corporate Identified Staff with a view to maintaining an appropriate level of motivation, the high level of internal mobility within the Group, and the remuneration structure that is peculiar to each business area make it advisable to have as much flexibility as possible. Furthermore, the renewal of this authorization is more efficient as a tool to retain talent and allows for the alignment of incentives and is particularly appropriate in the context of the acquisitions of TSB Banking Group plc and Webster Financial Corporation. The variable components of the remuneration of the Corporate Identified Staff in 2025 represented on Purpose average 126% of fixed components (174% for the executive directors). Approximately 42% of the members of 2025 information the Corporate Identified Staff exceeded the 100% ratio in 2025, with the median at 88% and percentile 75 at 143%. Only 6% of the Corporate Identified Staff reached ratios above 195%. Item 5 C Application of the Group’s buyout regulations. The proposal is available at the following link . To authorize the potential delivery of shares or rights thereon or remunerations referenced to the value of the shares to executive directors applying the Group’s buyout regulations. This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 14 /81 The maximum number of shares that may be delivered under this resolution shall be such that, multiplying the number of shares delivered (or recognized) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the thirty trading sessions prior to the date on which they are delivered (or recognized), does not exceed the amount of EUR 40 million. Proposal The buyout regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from Banco Santander (or from other Group companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations applicable to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buyout take into account those that applied to the remuneration whose loss is being compensated. Purpose

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 15 /81 Item 5 D Annual directors’ remuneration report (consultative vote). The proposal is available at the following link . Proposal To vote, on a consultative basis, on the annual directors’ remuneration report . It is noted that the 2024 directors’ remuneration report received 93.27% votes in favour (of total for and 2025 information against votes). The following is a brief summary of the key information from the 2025 annual directors' remuneration report. Highlights of the 2025 annual report on directors’ remuneration x The total amount of remuneration accrued by directors in their capacity as such in 2025, in respect of statutory allowances and attendance fees, amounted to EUR 5.25 million, which is 12% less than the maximum agreed by the general shareholders' meeting. x Non - executive directors → Remuneration in line with market practice and aligned with comparable entities. → Non - executive directors did not receive variable remuneration linked to the performance of Banco Santander. x Executive directors → Remuneration in line with market practice and aligned with comparable companies (BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit), group selected following criteria of market capitalization, global scale, brand recognition, geographical diversification, business model and regulatory framework. The incorporation of US and Brazilian banks is justified by the strong presence of Banco Santander in those countries. → The variable remuneration paid in 2025 is linked to the performance of Grupo Santander. → There is a balanced ratio between fixed remuneration and annual variable remuneration and long - term incentives. → Disclosure of the metrics used in variable remuneration: – Quantitative: ◦ Transformation (45%): active customer growth (10%); cost per active customer (15%); and fees over costs (recurrence ratio) (20%). ◦ Capital (25%): generation of capital measured through CET1 ratio. ◦ Sustainable profitability (30%): return on risk - weighted assets or RoRWA SVA. – Qualitative: performance vs. market (+/ - 10%); compliance and risks (+/ - 10%); network collaboration (+/ - 10%); and sustainability targets (+/ - 5%). → Disclosure of the multi - year targets linked to the payment of deferred amounts in 2029, 2030 and 2031: – Relative total shareholder return (TSR) over 2025 – 2027, measured against a group of comparable institutions (50%). – Achievement of Banco Santander’s return on tangible equity (RoTE) target in 2027 (30%). – Four sustainability metrics (20%). → A table is published that sets out the achievement of the targets, breaking down the quantitative metrics (targets, level of achievement, and evaluation), the qualitative metrics (achievement of targets and evaluation), and exceptional adjustments. The final variable remuneration is also determined based on the results of the individual evaluations of each of the executive directors. → The amount of remuneration paid is broken down into cash (40%), Banco Santander shares and PagoNxt RSU (60%). → There is publication of the incentive payment schedule for executive directors, in which a portion of the payment is immediate (40%) and the rest is deferred (60%). → All payments in shares are subject to a three year retention period, unless the director already holds shares for an amount equivalent to twice his/her net annual fixed remuneration, in which case the shares would be subject only to the regulatory obligation to hold shares for one year from their delivery date. → No malus or clawback clauses were applied in 2025 (the variable remuneration corresponding to 2025 is subject to clawback until the start of 2032). The amount of the provisions recognized in 2025 in respect of retirement pensions is disclosed.

Ordinary general shareholders' meeting 2026 Proposed resolutions Item 6 Share capital and convertible securities. Page 46 Item 6 A Authorization to the board of directors to increase the Bank’s share capital on one or more occasions and at any time within a period of three years, through cash contributions and up to a maximum nominal amount of 3,672,329,875.50 euros. Authorization to exclude pre - emptive subscription rights. The proposal is available at the following link . Authorize the board of directors to increase the share capital through the issue of new shares (with or without a premium) with cash contributions as consideration, with the ability to set the terms and conditions of the capital increase and the characteristics of the new shares, as well as to totally or partially exclude pre - emptive subscription rights when the interests of Banco Santander so require. The board of directors may increase the share capital by the maximum amount of EUR 3,672,329,875.50 (50% of the share capital). This limit shall include the amount of any capital increases made to accommodate the conversion of debentures. The power to totally or partially exclude pre - emptive subscription rights shall be limited to capital increases of Proposal up to EUR 734,465,975 (10% of the share capital). For the purposes of this limit, the amount of the corresponding increase to cover the conversion of contingently convertible preferred shares in which pre - emptive subscription rights are excluded shall not be taken into account. Authorization is granted for a three - year period. Purpose The authorization to increase the Bank’s share capital provides the board with flexibility to meet Banco Santander’s capital needs in line with market conditions. Item 6 B Authorization to the board of directors to issue securities convertible into shares of Banco Santander within a period of five years and up to an aggregate maximum limit of 10 , 000 million euros . Setting of the criteria for determining the basis and methods of conversion . Authorization to increase share capital and to exclude pre - emptive subscription rights . The proposal is available at the following link . To authorize the board of directors to approve the issuance by Banco Santander of securities convertible into Banco Santander shares; to determine the terms and conditions of each issuance, as well as the criteria and basis for conversion in all matters not provided for in the proposed resolution; and to fully or partially exclude pre - emptive subscription rights when justified by the interests of Banco Santander. The board of directors may issue convertible securities up to a maximum aggregate amount of EUR 10,000 million or its equivalent in another currency. The board of directors may fully or partially exclude pre - emptive subscription rights when required to obtain Proposal financial resources in the markets or otherwise justified by the corporate interest. Authorization is granted for a five - year period. The board of directors may approve the necessary share capital increase required to service the conversion of the securities issued, provided that it does not exceed the capital limit authorized by the general shareholders’ meeting (50% of the share capital, or 10% if pre - emptive subscription rights were excluded in the issuance of the securities – excluding, for the purposes of the 10% limit, the amount of the corresponding increase to cover the conversion of issuances of contingent convertible preferred securities in which pre - emptive subscription rights are excluded). The authorization to issue securities convertible into Banco Santander shares enables the board of directors to be in a position at all times to raise, in the primary securities markets, the funds required for the proper management of the corporate interests, which includes strengthening and maintaining at all times a solid capital position for the Bank and its Group. Purpose Item 6 C Increase in share capital by a nominal amount of 167,404,608 euros, by means of the issuance of 334,809,216 new shares, with in - kind contributions consisting of common shares of Webster Financial Corporation. Authorization to execute the capital increase and to determine the share premium, and possibility of incomplete subscription. The proposal is available at the following link . Increase the share capital by EUR 167,404,608 through the issuance of 334,809,216 new shares, which will be paid - up through the delivery of common shares of Webster Financial Corporation (“ Webster ”). The Bank will issue 2.0548 new shares for each common share of Webster and will also make the corresponding cash payment. The amount of the capital increase and the number of new shares to be issued will be lower if, on the date the increase is carried out, the number of ordinary shares of Webster does not reach the maximum planned (162,940,051 shares). The Bank's new shares will be issued at the price set by the board of directors or any of its delegated bodies or Proposal directors, taking into account, among other factors, the share price. The issue price will not exceed EUR 10.79 (the price used as a reference to set the exchange ratio for the acquisition of Webster). This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 16 /81

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 17 /81 Banco Santander shareholders will not have preemptive subscription rights as this is an in - kind capital increase. The board of directors is authorized to set the date or dates on which to carry out the capital increase and to establish its conditions. The capital increase will enable Banco Santander to complete its acquisition of Webster, the parent company of Purpose Webster Bank, N.A. The new shares (which may be represented by ADSs) will be delivered to Webster shareholders, who will receive for each common share $48.75 in cash and 2.0548 shares of Banco Santander stock. The acquisition will make Banco Santander one of the top - ten retail and commercial bank in the United States by assets and a top - five deposit franchise across key states in the U.S. Northeast, with enhanced service offerings for customers of both banks. By combining Santander’s leading consumer finance business with Webster’s commercial franchise and high - quality deposit base, the Bank will be well - positioned to capture new growth opportunities and synergies. Item 7 Authorization to the board and granting of powers for the formalization into public instrument. Page 68 Proposal To authorize (a) the board to interpret, correct, supplement, implement and further develop the resolutions, to comply with the requirements for the effectiveness thereof and to delegate the powers received to the executive committee or to any director with delegated powers; and (b) Ms Ana Botín, Mr Héctor Grisi Checa, Mr Jaime Pérez Renovales and Mr Javier Illescas to convert the corporate resolutions into public instruments, execute notarial instruments and deposit the accounts and other documentation with the Commercial Registry.

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 18 /81 Proposed resolutions Proposed resolutions and reports of the board of directors 1 Annual accounts and corporate management. Each of the proposals formulated under items 1 A through 1 C shall be submitted to a separate vote. 1 A Annual accounts and management reports of Banco Santander, S.A. and of its consolidated group for 2025. PROPOSED RESOLUTION To approve the annual accounts (balance sheet, profit and loss statement, statement of recognized income and expense, statement of changes in total equity, cash flow statement, and notes) and the management reports of Banco Santander, S.A. and of Grupo Santander for the financial year ended 31 December 2025, all drawn up in eXtensible HyperText Markup Language (XHTML) format, with the consolidated financial statements and the notes to the consolidated financial statements tagged using standard eXtensible Business Reporting Language (XBRL), in accordance with Directive 2004/109/EC and Delegated Regulation (EU) 2019/815. 1 B Consolidated non - financial information statement for 2025, which forms part of the consolidated management report. PROPOSED RESOLUTION To approve the consolidated statement of non - financial information for the financial year ended 31 December 2025, which is part of the consolidated directors’ report for said financial year and is included in the 'Sustainability Statement ' chapter of the 2025 annual report. The aforementioned chapter contains information on sustainability of Grupo Santander, in compliance with the Directive (EU) 2022/2464 as regards corporate sustainability reporting (CSRD), its implementing regulations and the European Sustainability Reporting Standards (ESRS), the EU 2017/C215/01 guidelines on non - financial reporting, and the European Taxonomy regulation; as well as in accordance with Law 11/2018, which remains in force until the referred directive is transposed into national law. The Sustainability Statement shows Grupo Santander’s performance in 2025 in those environmental, social, and governance issues that have been identified as material (materiality being understood, for the purposes of the report, in accordance with the CSRD directive). The scope of the information in the Sustainability Statement is prepared on the same consolidated basis, using the same principles, accounting policies, and criteria as the financial statements and covers the relevant activities of Grupo Santander from 1 January to 31 December 2025. 1 C Corporate management during 2025. PROPOSED RESOLUTION To approve the corporate management for financial year 2025.

Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

2 Shareholder remuneration.

Each of the proposals formulated under items 2 A through 2 C shall be submitted to a separate vote.

2 A Allocation of 2025 results.

To approve the allocation of the separate results obtained by the Bank during financial year 2025 as follows:

Separate results obtained during financial year 2025 (*profit*)		EUR 11,113,251,675.00
Allocation	To Dividends	EUR 3,519,738,223.53
	Dividend paid prior to the date of the meeting(1)	*EUR 1,698,679,417.78*
	Final dividend(2)	*EUR 1,821,058,805.75*
	To Voluntary Reserves(3)	EUR 7,593,513,451.47

(1) Total amount paid as interim dividend, at a fixed rate of 11.5 euro cents per share entitled to receive the dividend.

(2) Fixed supplementary dividend of 12.5 euro cents gross per share entitled to receive the dividend, payable in cash from 5 May 2026. The total amount has been estimated assuming that, as a consequence of the partial implementation of the buyback programme announced on 3 February 2026, the number of outstanding shares of the Bank with dividend rights will be 14,568,470,446 and that, as planned, the capital increase submitted to this general meeting under item 6 C of the agenda will not be executed before 5 May 2026. Therefore, the total amount of the supplementary dividend may be lower if more shares than expected are acquired under the buyback program, or higher if fewer shares are acquired under the buyback programme or if the capital increase submitted to this general meeting under item 6 C of the agenda is executed before 5 May 2026.

(3) Estimated amount corresponding to a supplementary dividend of EUR 1,821,058,805.75. This figure will increase or decrease by the same amount by which the total amount of the final dividend is lower or higher, respectively, than the estimate of such final dividend.

2 B Share capital reduction by a maximum amount of 663,227,913 euros, through the cancellation of up to 1,326,455,826 own shares. Delegation of powers.

REPORT OF THE BOARD

In compliance with the provisions of sections 286 and 318 of the Spanish Companies Act, the board has prepared this report to provide a rationale for the proposal submitted to the general shareholders' meeting under item 2 B of the agenda.

- **Rationale for the proposal.** In the context of the shareholder remuneration policy for the results of financial year 2025 and the share buybacks to distribute CET1 excess capital, the board of directors considers that it is appropriate to reduce the share capital through the cancellation of Banco Santander's own shares. The main effect of the aforementioned capital reduction will be an increase in the earnings per share of Banco Santander, which will benefit its shareholders. This reduction, which has the corresponding regulatory authorization from the European Central Bank, is linked to the buyback programme that was approved by the board of directors at its meeting held on 3 February 2026 and that is being implemented since 4 February 2026 pursuant to applicable legal provisions and under the authorization for the acquisition of treasury shares granted by the ordinary general shareholders' meeting held on 31 March 2023 under item 5 C of the agenda (respectively, the "**Programme**" and the authorization, the "**General Meeting's Authorization**"). The Programme, like the first buyback programme with respect to 2025 results (approximately EUR 1,700 million, which execution was completed on 22 December 2025), was approved as part of the objective announced in 2025 to allocate at least EUR 10,000 million to share buybacks with respect to 2025 and 2026 results and expected excess capital, subject to obtaining the relevant corporate and regulatory authorizations.

- **Main terms and conditions of the reduction in share capital**

  - The maximum investment of the Programme is EUR 5,030 million, of which EUR 1,830 million correspond to an amount equivalent to, approximately, 25% of the Group's net attributed profit in the second half of 2025 and EUR 3,200 correspond to approximately 50% of CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska, S.A. The aforementioned EUR 1,830 million, added to the EUR 1,700 million allocated to the first buyback programme charged to 2025 results, the execution of which was completed on 22

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 19/81

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 20 /81 December 2025, represent, approximately, 25% of the Group’s attributable net profit (excluding impacts with no effect in cash or direct effect in capital ratios) in 2025. – The proposed reduction is in the maximum nominal amount of EUR 663,227,913, corresponding to a maximum of 1,326,455,826 own shares that could be acquired under the Programme. However, it is noted that the amount of the reduction is likely to be lower, as the maximum number of shares to be acquired under the Programme will depend on the average price at which the purchases take place, and it is reasonable that said purchases are made at an average price above the nominal value. For illustrative purposes only, if the acquisitions under the Programme were made at an average price of EUR 10.6 per share, a total of 470 million own shares could be acquired (amount resulting from dividing the maximum investment amount of the Programme by the average acquisition price per share). In this scenario, the capital reduction would amount to EUR 235 million, that is, the aggregate amount of the nominal value of the number of shares to be cancelled. – The purpose of the capital reduction is to cancel own shares, contributing to the remuneration of the Bank’s shareholders by increasing earnings per share, which is inherent to the decrease in the number of shares. – The reduction is a nominal or write - down reduction, as the implementation thereof does not entail a return of contributions to the shareholders, given that, at the time of implementation of the reduction, Banco Santander will be the owner of the shares to be cancelled. In this regard, for purposes of section 335 of the Spanish Companies Act, it is hereby stated for the record that at the time the share reduction is executed, the board of directors may agree to fund a reserve for amortized capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital and that may be funded from the share premium reserve or from another reserve. If this reserve is funded, the creditors’ right of opposition set out in section 334 of said law will not apply. Likewise, the board of directors is authorized, before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account. – For purposes of the provisions of section 411 of the Spanish Companies Act and in accordance with additional provision one of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned additional provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the reduction. • Update of legal reserve and voluntary reserves. The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves account once the reduction in capital becomes effective. • Delegation of powers. It is proposed to authorize the board to implement the capital reduction resolution and to decide those matters that have not been expressly established in the proposed resolution or that are a consequence thereof, and to take such actions and execute such public or private documents as may be necessary or advisable for the fullest implementation of the capital reduction. The delegation to the board also includes the grant of powers to the board of directors to, among other things, implement the reduction once the Programme is completed, amend the article of the Bylaws relating to the amount of capital and the number of shares, and obtain any regulatory approval. It is also proposed to authorize the board of directors to take the necessary steps and actions so that, once the capital reduction resolution has been implemented, the cancelled shares are delisted from trading on the Spanish and foreign stock exchanges and the corresponding book - entry records are cancelled, in accordance with the procedures established at each of those exchanges. Furthermore, and in relation to the General Meeting’s Authorization, and any

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 21 /81 Proposed resolutions other resolution that may hereafter replace it, it is clarified that the cancelled shares are excluded from the calculation corresponding to the aforementioned authorizations. Finally, it is also proposed that the shareholders authorize the board of directors to delegate to the executive committee and/or any director with delegated powers all the delegable powers referred to in the proposed resolution that is covered by this report. PROPOSED RESOLUTION • Reduction in share capital through the cancellation of own shares It is hereby resolved to reduce the Bank’s share capital in the aggregate nominal value, subject to the maximum amount indicated below, represented by the shares, with a nominal value of fifty euro cents each, to be acquired through a share buyback programme (the “ Programme ”) addressed to all shareholders, which was approved by the board at its meeting held on 3 February 2026 and that is implemented pursuant to applicable legal provisions and under the authorization for the acquisition of own shares granted by the ordinary general shareholders’ meeting held on 31 March 2023 under item 5 C of the agenda (the “ General Meeting’s Authorization ”). The maximum amount of the Programme is EUR 5,030 million and the maximum number of own shares to be acquired is 1,326,455,826 (the “ MNOSA ”). Accordingly, the maximum amount of the capital reduction will be EUR 663,227,913, which corresponds to the aggregate nominal value of the shares, each having a nominal value of fifty euro cents, to be acquired through the Programme, up to the stated maximum of 1,326,455,826 shares (the “ Programme Reduction ”). • Purpose of the Programme Reduction The purpose of the Programme Reduction is to cancel own shares, contributing to the remuneration of the Bank’s shareholders by increasing earnings per share, which is inherent to the decrease in the number of shares. This reduction is a nominal or write - down reduction, as the implementation thereof does not entail a return of contributions to the shareholders. • Procedure, implementation period and reserves to which the Programme Reduction will be charged The shares to be cancelled will be acquired pursuant to the General Meeting’s Authorization and in accordance with the applicable legal provisions on market abuse and securities market. Consequently, it will not be necessary to make a public takeover bid for shares of Banco Santander acquired under the Programme. The shares will be acquired in accordance with the price and volume conditions established under the applicable regulations. Pursuant to section 340.3 of the Spanish Companies Act, if the Bank does not reach the maximum number of shares to be acquired under the Programme, the capital will be reduced by the nominal value corresponding to the number of shares actually acquired in this manner. The own shares acquired by Banco Santander under the Programme will be cancelled within one month following the later of: (i) the approval of this resolution by the shareholders, (ii) the completion of the Programme, or (iii) the obtaining of the relevant regulatory authorizations. Therefore, the Programme Reduction must be implemented within that period. The Programme Reduction will not entail the return of contributions to the shareholders, given that, at the time of implementation of the reduction, the Bank will be the owner of the shares to be cancelled. The cancellation of own shares to implement the Programme Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be funded from the share premium reserve or from other unrestricted reserves. Furthermore, for purposes of section 335 of the Spanish Companies Act, it is hereby stated that at the time the Program Reduction is implemented, the board of directors may resolve to fund, from the share premium reserve or from another unrestricted reserve, a reserve for amortized capital in an amount equal to the nominal value of the cancelled shares,

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 22 /81 which may only be used subject to the same requirements as for a reduction in share capital. If this reserve is funded, pursuant to the provisions of section 335 (c) of the Spanish Companies Act, the creditors’ right of opposition set out in section 334 of said law will not apply. Likewise, the board of directors is authorized, before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account. For purposes of the provisions of Section 411 of the Spanish Companies Act and in accordance with additional provision one of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned additional provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Programme Reduction. • Update of legal reserve and voluntary reserves The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves once the reduction in capital becomes effective. • Delegation of powers The board of directors is delegated the power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors: (a) To proceed with the implementation of the Programme Reduction and declare the approved Programme Reduction to be closed and executed, determining the cancellation of the shares acquired under the Programme. (b) To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged, as well as the reserve provided for in section 335 of the Spanish Companies Act, should it resolves to allocate funds to it. Before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account. (c) To request and obtain from the competent regulators in each case such authorizations, consents or permits as may be necessary for the full implementation of the Programme Reduction. (d) To amend the article of the Bylaws relating to capital and the number of shares. (e) To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of Banco Santander are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Bank shares are traded. (f) To publish such announcements as may be necessary or appropriate in relation to the Programme Reduction and take all actions necessary for the effective cancellation of the own shares referred to in this resolution. (g) To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of Banco Santander and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System ( Sistema de

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 23 /81 Proposed resolutions Interconexión Bursátil ) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book - entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Bank’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book - entry records. (h) To take such actions as may be necessary or appropriate to implement and formalize the Programme Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof. Pursuant to the provisions of section 249 bis .(l) of the Spanish Companies Act, the board of directors is expressly authorized to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, and all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution. Furthermore, and in relation to the General Meeting’s Authorization, and to any other authorization that may hereafter replace it, it is hereby stated that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorizations. 2 C Share capital reduction by a maximum amount of 734,465,975 euros, through the cancellation of up to 1,468,931,950 own shares. Delegation of powers. REPORT OF THE BOARD In compliance with the provisions of sections 286 and 318 of the Spanish Companies Act, the board has prepared this report to provide a rationale for the proposal submitted to the shareholders at the general shareholders’ meeting under item 2 C of the agenda. • Rationale for the proposal. In the context of the buybacks that the board may approve for the financial year 2026 and subsequent financial years, whether ordinary buybacks under the shareholder remuneration policy, or other buybacks, including those carried out as part of the target announced in 2025 to allocate at least EUR 10,000 million to buybacks to distribute CET1 excess capital 1 , the board deems it advisable for Banco Santander to have all the necessary mechanisms in place to fully implement and execute any share buyback programmes for the cancellation of shares that the board approves and launches after the general shareholders’ meeting or to cancel other own shares that may be acquired by other legally permitted means. This includes both the launch of the programme and the effective cancellation of the shares acquired and the corresponding reduction in share capital, all in an agile and flexible manner, without the need to call and hold a meeting for each execution, but always within the limits, terms and conditions established by the Spanish Companies Act and by the general meeting, and after obtaining any relevant regulatory approvals. The main effect of the aforementioned capital reduction will be an increase in the earnings per share of Banco Santander, which will benefit its shareholders. • Main terms and conditions of the reduction in share capital – The reduction is proposed in a maximum amount of up to EUR 734,465,975, equal to 10% of the share capital of the Bank as of the date of this report, once rounded down to the nearest multiple of the nominal value per unit of the share, corresponding to a maximum of 1,468,931,950 shares with a nominal value of fifty euro cents each. Under the proposal submitted to the shareholders, the final amount of the reduction will be set by the board of directors within this maximum limit, depending on the final number of own shares that the board resolves to 1 The implementation of the shareholder remuneration policy and share buybacks, following the publication of the annual results, to distribute excess CET1 capital are subject to corporate and regulatory approvals.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 24 /81 cancel and that have been acquired by the Bank under the existing authorization for the acquisition of own shares, as approved by the ordinary general shareholders’ meeting of 31 March 2023 under item 5 C of the agenda (the “ General Meeting’s Authorization ”), any other resolution that may hereafter replace it, or any resolution of the shareholders at the general meeting relating to the acquisition of own shares. – The purpose of the capital reduction is to cancel own shares, such as those that may be acquired within the framework of the shareholder remuneration policy, or in the framework of other buybacks such as those that may be made to distribute excess capital (CET1), thereby contributing to the remuneration of shareholders of Banco Santander by increasing earnings per share, which is inherent to the decrease in the number of shares. The reduction is a nominal or write - down reduction, as the implementation thereof will not entail a return of contributions to the shareholders. – Where applicable, the reduction must be executed before the earlier of one year from the date of the resolution or the next ordinary general meeting. Upon the expiration of this period, the resolution will cease to have effect with regard to any portion of the reduction that has not been executed. Likewise, the reduction will be rendered null and void if, within the period set by the general meeting for its execution, the board does not exercise the powers delegated to it under the resolution. – During this period of effectiveness, the reduction may be implemented in whole or in part, in the manner and on the occasions that the board of directors deems most appropriate, within the limits established in the resolution itself and by law. Furthermore, if the board does not consider it advisable to implement the reduction in view of the prevailing circumstances (market conditions, the Bank’s situation, or events of social or economic significance), it may, within said period, submit to the shareholders a proposal to revoke the resolution. – The capital reduction will not entail the return of contributions to the shareholders, given that, at the time of implementation of the reduction, Banco Santander will be the owner of the shares to be cancelled. The recognition for accounting purposes of the capital reduction is described in the proposal. In this regard, for purposes of section 335 of the Spanish Companies Act, it is hereby stated for the record that at the time the share reduction is executed, the board of directors may agree to fund a reserve for amortized capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital and that may be funded from the share premium reserve or from another reserve. If this reserve is funded, the creditors’ right of opposition set out in section 334 of said law will not apply. Likewise, the board of directors is authorized, before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account. – For purposes of the provisions of section 411 of the Spanish Companies Act and in accordance with additional provision one of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, it is hereby stated that, as the Bank is a credit institution and the other requirements set forth in the aforementioned additional provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the reduction. • Update of legal reserve and voluntary reserves. The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves account once the reduction in capital becomes effective. • Delegation of powers. It is proposed to authorize the board to implement the capital reduction resolution and to decide those matters that have not been expressly established in the proposed resolution or that are a consequence thereof, and to take such actions and execute such public or private documents as may be necessary or advisable for the fullest implementation of the capital reduction. In particular, it is proposed to authorize the board of directors to

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 25 /81 take the necessary steps and actions so that, once the capital reduction resolution has been implemented, the cancelled shares are delisted from trading on the Spanish and foreign stock exchanges and the corresponding book - entry records are cancelled, in accordance with the procedures established at each of these stock exchanges. Furthermore, and in relation to the General Meeting’s Authorization, and any other resolution that may hereafter replace it, it is clarified that the cancelled shares are excluded from the calculation corresponding to the aforementioned authorizations. Finally, it is also proposed that the shareholders authorize the board of directors to delegate to the executive committee and/or any director with delegated powers all the delegable powers referred to in the proposed resolution that is covered by this report. PROPOSED RESOLUTION • Reduction in share capital through the cancellation of own shares It is hereby resolved to reduce the share capital of the Bank by up to a maximum amount of EUR 734,465,975, which is equal to 10% of the share capital of the Bank as of the date of this proposal, once rounded down to the nearest multiple of the nominal value per unit of the share, corresponding to a maximum of 1,468,931,950 shares having a nominal value of fifty euro cents each, through the cancellation of the own shares acquired by Banco Santander under the current authorization to acquire own shares approved by the ordinary general shareholders’ meeting of 31 March 2023 under item 5 C of the agenda (the “ General Meeting’s Authorization ”), any other resolution that may hereafter replace it, or any resolution of the shareholders relating to the acquisition of own shares, all pursuant to the provisions of applicable law and regulations and after obtaining any relevant regulatory approvals (the “ Capital Reduction ”). • Implementation period The period for implementation of this resolution shall be the shorter of (i) one year or (ii) the date of the next ordinary general meeting, and this resolution shall be deprived of effect to the extent of the Capital Reduction not implemented by the end of such period. During the effective period of the authorization, the Capital Reduction may be implemented in whole or in part in the manner and on the occasions that the board of directors (or, by delegation thereof, the executive committee and/or any director with delegated powers), deems most appropriate, within the limits established in this resolution and by law. Notwithstanding the foregoing, if the board of directors (with express powers of substitution to the executive committee or any director with delegated powers) does not consider it advisable to implement the Capital Reduction within the aforementioned period in consideration of market conditions, the Bank’s situation or those arising from any significant social or economic fact or event, it may submit to the shareholders a proposal to revoke the resolution. The Capital Reduction shall also be deprived of all effect if the board of directors, or by substitution, the executive committee or any director with delegated powers, does not exercise the powers delegated thereto within the period set by the shareholders for the implementation thereof, in which case this shall be reported to the shareholders at the next general meeting to be held. • Final amount The final amount of the Capital Reduction shall be set by the board of directors or, by delegation, by the executive committee and/or any director with delegated powers, within the maximum limit set forth above, based on the final number of own shares that the board of directors (or, by delegation, the executive committee and/or any director with delegated powers) cancels pursuant to the provisions of this resolution. • Purpose of the Capital Reduction The purpose of the Capital Reduction is to cancel own shares, such as those that may be acquired within the framework of the shareholder remuneration policy, or in the framework of other buybacks, including those carried out as part of the

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 26 /81 Proposed resolutions target announced in 2025 to allocate at least EUR 10,000 million to buybacks to distribute excess CET1 capital 2 . All this contributes to the increase of the shareholder remuneration through the increase in the earnings per share, inherent to the decrease in the number of shares. This reduction is a nominal or write - down reduction, as the implementation thereof will not entail a return of contributions to the shareholders. • Reserves to which the Capital Reduction will be charged The cancellation of own shares to implement the Capital Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve or against other unrestricted reserves accounts . Furthermore, for purposes of section 335 of the Spanish Companies Act, it is hereby stated that at the time the Capital Reduction is implemented, the board of directors may resolve to fund a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital, and which may be funded from the share premium reserve, subject to obtaining the corresponding regulatory approval, or from another unrestricted reserve. Pursuant to section 335 (c) of the Spanish Companies Act, if such a reserve were to be funded, the creditors’ right of opposition set out in section 334 of said law shall not apply. Likewise, the board of directors is authorized, before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account. For purposes of the provisions of section 411 of the Spanish Companies Act and in accordance with additional provision one of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, it is hereby stated that, as the Bank is a credit institution and the other requirements set forth in the aforementioned additional provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Capital Reduction. • Update of legal reserve and voluntary reserves The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves once the reduction in capital becomes effective. • Delegation of powers To delegate to the board of directors the power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein . Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors : (a) To determine the number of shares to be cancelled in each implementation, with the power to resolve to refrain from implementing the resolution in whole or in part if no acquisition of own shares for cancellation ultimately occurs or if, the shares having been acquired, it is advisable to refrain from doing so in the corporate interest due to market conditions, the Bank’s situation or any significant social or economic condition. All of the foregoing shall be reported to the shareholders at the general meeting. (b) To declare executed each of the implementations of the Capital Reduction to be finally approved, setting, where appropriate, the final number of shares to be cancelled in each implementation, and therefore the amount by which the share capital of Banco Santander must be reduced in each implementation, all subject to the limits established in this resolution. 2 The implementation of the shareholder remuneration policy and share buybacks, following the publication of the annual results, to distribute excess CET1 capital are subject to corporate and regulatory approvals.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 27 /81 (c) To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged, as well as the reserve provided for in section 335 of the Spanish Companies Act, should it resolves to allocate funds to it. Before one year has elapsed or the next ordinary general meeting is held, whichever occurs first, to reclassify, in whole or in part, any reserve for amortized capital funded in execution of this capital reduction agreement, granting Banco Santander's creditors the right of opposition provided for in section 334 of the Spanish Companies Act, so that the corresponding amount may eventually be transferred to an unrestricted reserves account. (d) To request and obtain from the competent regulators in each case such authorizations, consents or permits as may be necessary for the full implementation of the Capital Reduction. (e) To amend the article of the Bylaws relating to capital and the number of shares. (f) To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of Banco Santander are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Bank’s shares are traded. (g) To publish any announcements that may be necessary or appropriate in relation to the Capital Reduction and each implementation thereof and carry out all actions necessary for the effective cancellation of the own shares referred to in this resolution. (h) To carry out all necessary formalities and actions and to submit any required documents to the competent bodies so that, once the cancellation of the shares of Banco Santander has taken place and the corresponding capital reduction deed has been granted and registered with the Commercial Registry, the cancelled shares will be excluded from trading through the Automated Quotation System ( Sistema de Interconexión Bursátil ) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the related book - entry records will be cancelled; and to request and complete any formalities and actions required to exclude the cancelled shares from trading on any other stock exchanges on which the Bank’s shares are or may be listed, in accordance with the procedures established in each such stock exchange, and to cancel the related book - entry records. (i) To carry out any action that may be necessary or appropriate to implement and formalize the Capital Reduction before any public or private entities or authorities, whether in Spain or abroad, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof. Pursuant to the provisions of section 249 bis.(l) of the Spanish Companies Act, the board of directors is expressly authorized to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, and all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution. Furthermore, and in relation to the General Meeting’s Authorization, and to any other authorization that may hereafter replace it, it is hereby stated that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorizations.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 28 /81 3 External auditor and independent verifier. Each of the proposals formulated under items 3 A and 3 B shall be submitted to a separate vote. 3 A Re - election of the external auditor for financial year 2026. INFORMATION ABOUT THE AUDITOR It is proposed to re - elect PricewaterhouseCoopers Auditores, S.L. as auditor of Banco Santander and of Grupo Santander for financial year 2026. The proposal has been made by the audit committee, which has submitted it to the board of directors for subsequent submission thereof to the shareholders at the general meeting. The proposal reflects the outcome of the auditor - selection tender conducted by Banco Santander in a transparent, independent and objective manner, following the lapse of a ten - year period since the appointment of PricewaterhouseCoopers Auditores, S.L., and in accordance with Regulation (EU) nº 537/2014 of the European Parliament and of the Council of 16 April 2014 on specific requirements regarding the statutory audit of public - interest entities, and with Law 22/2015 of 20 July on Auditing of Accounts. Furthermore, in accordance with the provisions of the aforementioned legislation, having completed 5 years since Mr Julián González Gómez assumed responsibility as lead partner for the audit of Banco Santander and its Group, he will be succeeded by Mr Alexander García Menéndez, who has extensive experience as audit partner for global groups, both within Grupo Santander and other financial institutions, mainly in Spain and the United Kingdom, and has an outstanding professional track record of 20 years in the Spanish financial sector. PROPOSED RESOLUTION To re - elect PricewaterhouseCoopers Auditores, S.L., with registered office in Madrid at Paseo de la Castellana, nº 259 B, with Tax ID Code B - 79031290 and registered in the Official Registry of Auditors of Accounts ( Registro Oficial de Auditores de Cuentas ) of the Accounting and Audit Institute ( Instituto de Contabilidad y Auditoría de Cuentas ) of the Ministry of Economy, Commerce and Business under number S0242, as external auditor for the audit of the annual accounts and of the directors’ report of Banco Santander and of Grupo Santander for financial year 2026. 3 B Appointment of the sustainability information verifier for financial year 2026. INFORMATION ABOUT THE PROPOSAL It is proposed to appoint PricewaterhouseCoopers Auditores, S.L. as verifier of the sustainability information of Grupo Santander for the 2026 financial year, in the event that such appointment is required or permitted under applicable legislation. This proposal has been formulated by the audit committee, who has submitted it to the board of directors for its subsequent submission to the shareholders at the general meeting. The proposal stems from Directive (EU) 2022/2464 of the European Parliament and of the Council of 14 December 2022 (CSRD) on corporate sustainability reporting (CSRD), which establishes, among other things, the need for Member States to ensure that when EU law requires a company to have elements of its sustainability reporting verified by an accredited independent third party, the verifying activity is subject to compliance with requirements equivalent to those established for the activity of statutory audit, particularly regarding appointment and removal, professional ethics, independence, objectivity, confidentiality, and professional secrecy, among other aspects. A draft law intended to transpose the aforementioned Directive, which deadline for transposition expired on 6 July 2024, continues under consideration by the Spanish Parliament ( Cortes Generales ), and which reserves to the shareholders the appointment of the independent third party responsible for verifying sustainability information, subject to certain exceptions. The initiation of the law’s parliamentary process led the board of directors to propose to the 2025 annual

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 29 /81 Proposed resolutions general meeting the appointment of PwC as verifier of the 2025 financial year sustainability information subject to it being necessary or possible under the Spanish law, a resolution that the general meeting adopted. However, because the law’s processing did not conclude and the corresponding law was therefore not approved during 2025, that resolution has not become effective. Although said law has not been approved at the date of calling the 2026 annual general meeting, as was the case in 2025, it is considered appropriate to submit to the general meeting the appointment of the verifier of the sustainability information for the 2026 financial year, in the event that such law, or any other applicable provision, ultimately requires or permits in 2026 that sustainability information be verified by an independent verifier appointed by the annual general meeting, on the terms set out below. The appointment of PricewaterhouseCoopers Auditores, S.L. as verifier of the sustainability information of Grupo Santander is proposed for the same one - year term for which its re - election as external auditor of the accounts is proposed. PROPOSED RESOLUTION To appoint PricewaterhouseCoopers Auditores, S.L., with registered office in Madrid at Paseo de la Castellana, nº 259 B, with Tax ID Code B - 79031290 and registered in the Official Registry of Auditors of Accounts ( Registro Oficial de Auditores de Cuentas ) of the Accounting and Audit Institute ( Instituto de Contabilidad y Auditoría de Cuentas ) of the Ministry of Economy, Commerce and Business under number S0242, as the verifier of sustainability information for financial year 2026. This appointment is subject to it being necessary or possible under the applicable legislation. As Directive (EU) 2022/2464 has not yet been transposed into Spanish law to date, the board of directors is expressly authorized to interpret, develop, supplement and adapt this resolution to the requirements that may be legally necessary for its effectiveness, including those that may arise from the final wording of the legislation transposing the aforementioned Directive into Spanish law or from the adoption of future regulatory amendments. 4 Board of directors: appointment and re election of directors. Each of the proposals formulated under items 4 A through 4 F shall be submitted to a separate vote. 3 4 A Setting of the number of directors. PROPOSED RESOLUTION To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws. PROPOSAL OF THE NOMINATION COMMITTEE AND REPORT OF THE BOARD The nomination committee and the board, which endorses and concurs with the considerations of the committee, believe that 15 is an appropriate number of members to ensure the proper representativeness and the efficient operation of the board. Moreover, this number is within the range established in article 41 of the Bylaws and in Recommendation 13 of the Good Governance Code of Listed Companies. 3 Each of items 4 A through 4 F includes a proposed resolution that is being submitted to the shareholders, a reasoned proposal drawn up by the nomination committee on 23 February 2026, which the board endorses and with which it concurs in all respects, and the report of the board evaluating the expertise, experience and merits of the persons whose appointment or re - election is proposed in compliance with the provisions of section 529 decies of the Spanish Companies Act. Pursuant to article 55.1 of the Bylaws, the term of office of directors shall be 3 years, though it is established that one - third of the board shall be renewed every year, following the order established by the length of service of each director on the board, according to the date and order of the respective appointment. As a result, it is proposed to re - elect Sol Daurella, Gina Díez Barroso, Carlos Barrabés and Antonio Weiss for a new 3 - year period. Information is included regarding the identity, category and curriculum vitae of the persons whose appointment or re - election is submitted to the shareholders for purposes of the provisions of section 518 (e) of the Spanish Companies Act.

Ordinary general shareholders' meeting 2026 Proposed resolutions This proposal to set the number of directors at 15 takes into consideration the decision of Homaira Akbari not to stand for re - election, as would otherwise correspond pursuant to the provisions of the Bylaws and the duration of her term of office. Homaira Akbari will cease to be a director after the general meeting is held. If the shareholders acting at the general meeting approve the appointment and re - election of directors proposed in items 4 B to 4 F below, the board of directors of the Bank would be made up of 15 directors, of which 10 would be classified as independent directors ((66.67% of the total), 2 as executive directors (13.33% of the total) and 3 as other external directors (20% of the total). Women would represent 40% of the board. This composition would be aligned with best corporate governance practices, the Rules and regulations of the board and Spanish legal provisions, which require that the board of directors be made up of a wide majority of external directors, that the number of independent directors be at least one - half of all directors, and that the composition of the board ensure at least a 40% presence of the less represented sex. 4 B Appointment of Ms Deborah Vieitas. PROPOSED RESOLUTION To appoint Ms Deborah Stern Vieitas as a director, with the classification of independent director, for the Bylaw - mandated period of 3 years. The effectiveness of this appointment is subject to obtaining the regulatory approval provided for in Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, in Council Regulation (EU) 1024/2013 of 15 October 2013 and in Regulation (EU) 468/2014 of the European Central Bank regarding suitability. PROPOSAL OF THE NOMINATION COMMITTEE AND REPORT OF THE BOARD Deborah Vieitas Independent external director This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 30 /81 Professional career Nationality: Brazilian and French. Born in São Paulo (Brazil) in 1957. Education: Degree in Business Administration from Fundação Getulio Vargas’s São Paulo School of Business Administration (FGV EAESP) and degree in Journalism from Escola de Comunicações e Artes (ECA) of São Paulo. MBA from Fundação Getulio Vargas’s São Paulo School of Business Administration (FGV EAESP) and postgraduate studies in public administration from École Nationale d’Administration (ENA). Experience: She served as Chief Executive Officer of the American Chamber of Commerce for Brazil (Amcham Brasil) (2015 – 2022) and as Chief Executive Officer of Banco Caixa Geral – Brasil (2008 – 2014). She also served as Executive Vice President of Banco BNP Paribas Brasil and Banco CCF Brasil. In addition, she was an independent director of BRF, where she was also a member of the human resources committee, and an independent director of AXA Seguros, S.A. Other positions of note: She is an independent director of Iochpe Maxion S.A., where she also chairs the finance committee, and a member of the Advisory Board of UNICEF Brazil, which she has chaired since January 2026.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 31 /81 Positions in other Grupo Santander companies: She is non - executive chair of the board of directors of Banco Santander (Brasil), S.A., where she currently also chairs the nomination and governance committee and is a member of the risk and compliance, remuneration, sustainability, and technology and innovation committees. She previously chaired the audit committee for five years. Analysis of competencies and diversity As a result of the analysis carried out during financial year 2025 regarding the skills of the board and the board skills and diversity matrix, the nomination committee believes that the current composition provides the balance between knowledge, skills, qualifications, diversity and experiences required to design and implement the Bank’s long - term strategy in an ever - changing market environment. However, in recognition of the global scale and geographical footprint of Grupo Santander, the committee has deemed it appropriate to continue strengthening international profiles, particularly those with experience in the Brazilian market, through the appointment of Deborah Vieitas. The candidate brings the necessary knowledge and experience following a lengthy career in financial markets, developed both in international and Brazilian institutions. She has solid experience in the management and structuring of corporate banking, trade finance, debt markets and structured finance, as well as in the negotiation of complex transactions across different markets. This appointment contributes to further enriching the board’s skills, international experience and geographical provenance diversity, as reflected in the board skills and diversity matrix. She contributes, among others, skills in strategy, accounting, auditing and financial knowledge, risk management and governance. In addition, her appointment helps to maintain a majority of independent directors and a balanced presence of women and men. Work and effective dedication. Absence of conflicts of interest Ms Deborah Vieitas is within the maximum number of positions, is able to devote sufficient time to the performance of her duties and is not subject to any conflicts of interest. Evaluation Based on applicable legal provisions and Banco Santander’s internal policies and regulations, the nomination committee believes that Ms Deborah Vieitas is widely recognized as competent and deserving of business and professional respectability, has the expertise and experience required to hold the position of director, and is able to carry out good governance of the Bank. Accordingly, she meets the suitability requirements needed to hold the position of director. The appointment of Ms Deborah Vieitas as director is subject to effective receipt of the relevant regulatory approval. If it is not obtained and the European Central Bank does not confirm the suitability of the candidate, the resulting vacancy could be filled on an interim basis after the holding of the general shareholders’ meeting or, if that was not the case, the appointment of a new candidate would be proposed at a subsequent shareholders’ meeting. The committee believes that Ms Vieitas fulfils the requirements established in subsection 4 of section 529 duodecies of the Spanish Companies Act and in article 6.2(c) of the Rules and regulations of the board to be considered an independent director, although the relevant regulatory approval and evaluations regarding the candidate are still pending. Report of the board The board endorses the evaluation of the nomination committee, with which it concurs in all respects, and considers that Ms Deborah Vieitas has the appropriate expertise, experience and merits to hold the role of director as an independent director.

Ordinary general shareholders' meeting 2026 Proposed resolutions 4 C Re - election of Ms Sol Daurella. PROPOSED RESOLUTION To re - elect Ms Sol Daurella Comadrán as a director, with the classification of independent director, for the Bylaw - mandated period of 3 years. PROPOSAL OF THE NOMINATION COMMITTEE AND REPORT OF THE BOARD Sol Daurella Independent external director This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 32 /81 Professional career Board member since 2015. Nationality: Spanish. Born in Barcelona (Spain) in 1966. Education: Degree in Business and MBA from ESADE. Experience: Ms Daurella sat on the board of Círculo de Economía de Barcelona and was an independent director of Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She was also honorary consul general of Iceland in Barcelona (1992 - 2021). Other positions of note: Ms Daurella is Chair of Coca - Cola Europacific Partners PLC, Executive Chair of Olive Partners, S.A., and holds several roles in Grupo Cobega companies. She is also Vice Chair of the board of trustees of the FERO Oncology Research Foundation and a board member of Instituto de la Empresa Familiar. Membership of board committees: Nomination committee, remuneration committee, and responsible banking, sustainability and culture committee (Chair). Analysis of skills and competencies Ms Daurella brings to the board excellent strategy and management skills, acquired through her international top - executive experience at listed and non - listed entities, particularly in the distribution sector. She has vast experience in corporate governance as the former Chair of several boards and having served on various committees. As a trustee of various health, education and environmental foundations, she provides responsible business and sustainability insight to the board. Work and effective dedication. Absence of conflicts of interest Since her re - election at the general shareholders’ meeting held on 31 March 2023 to present date, there is confirmation of the proper performance of her duties and positive evaluation thereof, as well as her attendance at and informed participation in 95% of the 40 meetings of the board of directors, in 87.87% of the 33 meetings of the nomination committee, in 90.32% of the 31 meetings of the remuneration committee and in 93.33% of the 15 meetings of the responsible banking, sustainability and culture committee held since her re - election as a director.

Ordinary general shareholders' meeting 2026 Proposed resolutions Ms Sol Daurella complies with the maximum number of directorships, is able to devote sufficient time to the performance of her duties and is not subject to any conflicts of interest. Evaluation In accordance with the applicable regulations and Banco Santander’s internal policies and rules, the nomination committee considers that Ms Sol Daurella is widely recognized as solvent and deserving of business and professional respectability, possesses the expertise and experience to perform the role of director, and is able to carry out good governance of the Bank. Accordingly, she meets the suitability requirements necessary for the performance of her duties as a director. The committee considers that Ms Sol Daurella meets the requirements set out in subsection 4 of section 529 duodecies of the Spanish Companies Act and in article 6.2(c) of the Rules and regulations of the board of directors to be considered an independent director. Report of the board The board of directors endorses the assessment carried out by the nomination committee, with which it concurs in all respects, and considers that Ms Sol Daurella has the appropriate expertise, experience and merits to perform the role of director as an independent director. 4 D Re - election of Ms Gina Díez Barroso. PROPOSED RESOLUTION To re - elect Ms Gina Díez Barroso Azcárraga as a director, with the classification of independent director, for the Bylaw - mandated period of 3 years. PROPOSAL OF THE NOMINATION COMMITTEE AND REPORT OF THE BOARD Gina Díez Barroso Independent external director This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 33 /81 Professional career Board member since 2020. Nationality: Mexican. Born in Mexico City (Mexico) in 1955. Education: Degree in Design from Centro de Diseño of Mexico City. Experience: Ms Díez Barroso was an independent director of Banco Santander México and other Grupo Santander companies in Mexico until 2020. She has been the founder and non - executive Chair of Grupo Diarq, S.A. de C.V. and member of the board of directors of Dalia Women, S.A.P.I de C.V. (Dalia Empower), Americas Society and Council of the Americas, Laurel Strategies and Qualitas of Life Foundation. She was also a founder and a trustee of the Pro - Educación Centro and Diarq foundations.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 34 /81 Other positions of note: Ms Díez Barroso is the founder and non - executive Chair of Centro de Diseño y Comunicación, S.C. (Universidad Centro). She is also an independent director of Bolsa Mexicana de Valores (BMV) and of Grupo Axo, S.A.P.I. de C.V., a member of Comité de 200 (C200) and represents Mexico at the W20, the G20 women's initiative to promote gender diversity. Positions in other Group companies: Ms Díez Barroso is a non - executive director of Universia México, S.A. de C.V. Membership of board committees: Nomination committee and responsible banking, sustainability and culture committee. Analysis of skills and competencies Ms Díez Barroso brings to the board vast experience in the real estate and education sectors, and has extensive knowledge of, and an ever - lasting commitment to, sustainability, inclusion and responsible business, having been a founder and trustee of foundations that focus on education, gender diversity and social inclusion. Work and effective dedication. Absence of conflicts of interest Since her re - election at the general shareholders’ meeting held on 31 March 2023 to the present date, there is confirmation of the proper performance of her duties and positive evaluation thereof, as well as her attendance at and informed participation in 97.5% of the 40 meetings of the board of directors, in 93.93% of the 33 meetings of the nomination committee and in 93.33% of the 15 meetings of the responsible banking, sustainability and culture committee held since her re - election as a director. Ms Gina Díez Barroso complies with the maximum number of directorships, is able to devote sufficient time to the performance of her duties and is not subject to any conflicts of interest. Evaluation In accordance with the applicable regulations and Banco Santander’s internal policies and rules, the nomination committee considers that Ms Gina Díez Barroso is widely recognized as solvent and deserving of business and professional respectability, possesses the expertise and experience to perform the role of director, and is able to carry out good governance of the Bank. Accordingly, she meets the suitability requirements needed to hold the position of director. The committee further considers that Ms Gina Díez Barroso meets the requirements set out in subsection 4 of section 529 duodecies of the Spanish Companies Act and in article 6.2(c) of the Rules and regulations of the board of directors to be considered an independent director. Report of the board The board of directors endorses the assessment carried out by the nomination committee, with which it concurs in all respects, and considers that Ms Gina Díez Barroso has the appropriate expertise, experience and merits to perform the role of director as an independent director.

Proposed resolutions PROPOSED RESOLUTION To re - elect Mr Juan Carlos Barrabés Cónsul as a director, with the classification of independent director, for the Bylaw - mandated period of 3 years. PROPOSAL OF THE NOMINATION COMMITTEE AND REPORT OF THE BOARD Carlos Barrabés Independent external director This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 35 /81 Ordinary general shareholders' meeting 2026 Professional career Board member since 2024. Nationality: Spanish. Born in Huesca (Spain) in 1970. Education: Tour Operator Management from the School of Tourism of Aragón and Global Leadership and Public Policy for the XXI Century Program from Harvard Kennedy School. Experience: Mr Barrabés sat on the board of the Santander España business unit and the advisory council of Vodafone. He was also director of the master’s degree in Strategic Design Lab at Istituto Europeo di Design (IED) and of the MBA at Escuela de Organización Industrial (EOI) in Madrid, and a trustee of Fundación Ashoka Emprendedores Sociales. Other positions of note: Mr Barrabés is the founder and chair of Grupo Barrabés, which advises large corporates on digital transformation, innovation, new technologies, e - commerce and the Internet, and SMEs on innovation and using technology efficiently in business processes. He founded and sits on the advisory council of Escuela de Negocios del Pirineo (ESPENI); founded and sits on the management board of Épsilon Ecología, Asociación para la Defensa del Medio Ambiente; founded and is a trustee of Fundación Empieza por Educar; and is an adviser to Centro de Finanzas Sostenibles y Responsables de España (centre for sustainable and responsible finance, FINRESP). Membership of board committees: Nomination committee, responsible banking, sustainability and culture committee, and innovation and technology committee. Analysis of skills and competencies With a lengthy track record as an entrepreneur and e - commerce pioneer, he brings to the board extensive experience in Spain's market, particularly in the digital and innovation areas, focused on the full integration of digital technology in socio - economic development, retail distribution, the promotion of talent and on the benefits of digital transformation for people and institutions. Furthermore, his experience as founder and trustee of multiple non - profit organizations that focus on education, entrepreneurship and environmental protection enriches the board's expertise in responsible business and sustainability. Work and effective dedication. Absence of conflicts of interest Since his appointment as director became effective on 27 June 2024 to the present date, there is confirmation of the proper performance of his duties and positive evaluation thereof, as well as the attendance at and informed participation in 100% of the 21 meetings of the board of directors, in 88.26% of the 17 meetings of the nomination committee, 4 E Re - election of Mr Carlos Barrabés.

Ordinary general shareholders' meeting 2026 Proposed resolutions 85.71% of the 7 meetings of the responsible banking, sustainability and culture committee, and 100% of the 8 meetings of the innovation and technology committee held since his appointment to these committees on 27 June 2024. Carlos Barrabés complies with the maximum number of directorships, is able to devote sufficient time to the performance of her duties and is not subject to any conflicts of interest. Evaluation In accordance with the applicable regulations and Banco Santander’s internal policies and rules, the nomination committee considers that Mr Carlos Barrabés is widely recognized as solvent and deserving of business and professional respectability, possesses the expertise and experience to perform the role of director, and is able to carry out good governance of the Bank. Accordingly, he meets the suitability requirements needed to hold the position of director. The committee further considers that Mr Carlos Barrabés meets the requirements set out in subsection 4 of section 529 duodecies of the Spanish Companies Act and in article 6 . 2 (c) of the Rules and regulations of the board of directors to be considered an independent director . Report of the board The board of directors endorses the assessment carried out by the nomination committee, with which it concurs in all respects, and considers that Mr Carlos Barrabés has the appropriate expertise, experience and merits to perform the role of director as an independent director. 4 F Re - election of Mr Antonio Weiss. PROPOSED RESOLUTION To re - elect Mr Antonio Francesco Weiss as a director, with the classification of independent director, for the Bylaw - mandated period of 3 years. PROPOSAL OF THE NOMINATION COMMITTEE AND REPORT OF THE BOARD Antonio Weiss Independent external director This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 36 /81 Professional career Board member since 2024. Nationality: American and Italian. Born in New York (US) in 1966. Education: Degree in Comparative Literature from Yale University and MBA from Harvard University. Experience: Mr Weiss was Counselor to the Secretary of the US Department of the Treasury (2015 - 2017), where he led the Department of Domestic Finance, working on matters related to financial markets, regulatory reform, job creation and economic growth. He previously held a number of senior management positions at Lazard, including Global Head of Investment Banking, Global Head of Mergers and Acquisitions, and Vice Chair of European Investment Banking.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 37 /81 Other positions of note: Mr Weiss is a founder and partner of investment firm SSW Partners, LP. He is a research fellow of the Mossavar - Rahmani Center for Business and Government at the Harvard Kennedy School of Government, a member of the Council on Foreign Relations, and a trustee of several non - profit, economic policy organizations, including the Volcker Alliance, the Citizens Budget Commission and the Bretton Woods Committee. He is non - executive director of Société Familiale d' Investissements, S.A., associate of AFWCo LP and senior advisor to the investment company JAB Holdings. He is a director and former publisher of The Paris Review. Membership of board committees: Remuneration committee. Analysis of skills and competencies Mr Weiss has a lengthy track record in the areas of financial services, public policy and non - profit organizations. He also has vast international experience in executive positions in the US, Europe and other regions. Having held senior positions in both the public and private sectors, he contributes an overarching vision of the US market and financial sector to the board, most notably in matters of economic policy. Work and effective dedication. Absence of conflicts of interest Since his appointment as director became effective on 27 June 2024 to the present date, there is confirmation of the proper performance of his duties and positive evaluation thereof, as well as the attendance at and informed participation in 100% of the 21 meetings of the board of directors, and in 80% of the 10 meetings of the remuneration committee held since his appointment to that committee on 1 January 2025. Mr Antonio Weiss complies with the maximum number of directorships, is able to devote sufficient time to the performance of her duties and is not subject to any conflicts of interest. Evaluation In accordance with the applicable regulations and Banco Santander’s internal policies and rules, the nomination committee considers that Mr Antonio Weiss is widely recognized as solvent and deserving of business and professional respectability, possesses the expertise and experience to perform the role of director, and is able to carry out good governance of the Bank, thus meeting the suitability requirements needed to hold the position of director. The committee further considers that Mr Antonio Weiss meets the requirements set out in subsection 4 of section 529 duodecies of the Spanish Companies Act and in article 6.2(c) of the Rules and regulations of the board of directors to be considered an independent director. Report of the board The board of directors endorses the assessment carried out by the nomination committee, with which it concurs in all respects, and considers that Mr Antonio Weiss has the appropriate expertise, experience and merits to perform the role of director as an independent director.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 38 /81 5 Share capital and convertible securities. Each of the proposals formulated under items 5 A through 5 D shall be submitted to a separate vote. 5 A Directors’ remuneration policy. REASONED PROPOSAL OF THE BOARD In compliance with the provisions of subsection 4 of section 529 novodecies of the Spanish Companies Act ( Ley de Sociedades de Capital ), the board has prepared this reasoned proposal for approval of the remuneration policy of the directors of the Bank (the “ Remuneration Policy ”) that is submitted to the shareholders at the general shareholders’ meeting under item 5 A of the agenda. The text of the Remuneration Policy arises from the report and the proposal received from the remuneration committee, with which the board concurs in all the terms thereof, has been prepared as required by section 529 novodecies of the Spanish Companies Act, and appears in sections 6.4 and 6.5 of the “Corporate governance” chapter of the consolidated directors’ report included in the 2025 annual report available on the corporate website ( www.santander.com ) since the date of the call to meeting and which is also available to the shareholders for delivery or mailing free of charge. • Period of application. The period covered by the Remuneration Policy includes financial year 2026, as from the time it is approved, as well as financial years 2027 and 2028. • Remuneration of directors in their capacity as such. The Remuneration Policy sets forth the remuneration system for the directors in their capacity as such, including mention of the maximum annual amount to be paid to the directors as a whole in such capacity (EUR 6,000,000, an amount that has not been updated since 2012 and was last approved by the general meeting on 4 April 2025) and the criteria for distribution thereof among the directors. • Remuneration for performance of executive duties. The Remuneration Policy describes the remuneration that the executive directors would receive for the performance of executive duties, including the variable components of the remuneration of executive directors, which is also submitted to the shareholders at the general shareholders’ meeting, to the extent that they make up a remuneration system that includes the delivery of shares of the Bank. This remuneration (as well as the manner in which it is described in said policy) complies with the requirements established by the Spanish Companies Act and with the principles and rules set forth in the Company’s Bylaws and Rules and regulations of the board, as well as with such existing provisions as are especially applicable to the directors of Banco Santander because of its status as a credit institution (primarily, Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions, Circular 2/2016 of 2 February of Banco de España to credit institutions on supervision and solvency, which completes the adjustment of the Spanish legal system to Directive 2013/36/EU and to Regulation (EU) No 575/2013, and other related provisions). Likewise, the board and the remuneration committee have taken into account the guidelines published by the European Banking Authority on this matter and, in particular, the Guidelines on sound remuneration policies under Directive 2013/36/EU (EBA/GL/2021/04) of 2 July 2021. The Remuneration Policy describes the award scheme for executive directors, payable in cash, Santander shares, and other instruments, which constitutes the eleventh cycle of the deferred multiyear objectives variable remuneration plan (the “ 2026 Award ”), and sets the maximum amount to be paid in shares to executive directors under this award at EUR 14 million. The 2026 Award is part of the variable remuneration policy for the Corporate Identified Staff (i.e., persons belonging to what the regulations applicable to the Bank refer to as “categories of personnel whose professional activities have a significant impact on the entity's risk profile”) for the 2026 financial year, which is essentially the same as that approved for the 2025 financial year and is a continuation of the policy applied since the 2016 financial year. In accordance with the provisions of Articles 20.2.(x) of the Bylaws, 2.XII of the Rules and regulations for the general shareholders’ meeting, and 219 of the Spanish Companies Act, which grant the general

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 39 /81 meeting the power to approve the application of remuneration systems consisting of the delivery of shares or rights over them when the beneficiaries are directors of the Bank, it is proposed that the meeting approve the participation of executive directors in the 2026 Award, within the framework of the approval of the Remuneration Policy . • Assessment by the board. The board believes that the proposed Remuneration Policy is reasonably in proportion to the importance of Banco Santander, is in line with its economic and financial situation and is consistent with market standards at comparable companies. Furthermore, the factors that affect the various components of remuneration for the performance of executive duties are aligned with the Bank’s strategy, objectives, values and interests over the long term and with an appropriate and effective management of risks, without offering incentives to assume those that exceed the level tolerated by Banco Santander. As part of the effort to review and continuously improve the information made available to shareholders, it is proposed that the general meeting approve the Remuneration Policy as a whole by means of a single resolution, without including, as it is not necessary, in separate proposals the maximum fixed annual amount of remuneration for the Bank's directors in their capacity as such (which remains unchanged from the amount approved by the general meeting on 4 April 2025) and the participation of executive directors in the 2026 Award, as these are already properly described in the text of the Remuneration Policy. PROPOSED RESOLUTION To approve, pursuant to the provisions of section 529 novodecies of the Spanish Companies Act, the directors’ remuneration policy of the Bank for financial years 2026, 2027 and 2028, the text of which appears in sections 6.4 and 6.5 of the “Corporate governance” chapter of the consolidated directors’ report included in the 2025 annual report, which has been made available to the shareholders within the framework of the call to the general meeting and which also includes, among other things, the fixed annual amount of the remuneration of the Bank’s directors in their capacity as such and the eleventh cycle of the deferred multiyear objectives variable remuneration plan in relation to the executive directors. 5 B Approval of the maximum ratio between fixed and variable components of the total remuneration of executive directors and other employees belonging to categories whose professional activities have a significant impact on the risk profile DETAILED RECOMMENDATION OF THE BOARD The regulations applicable to the Bank provide that, on a general basis, the variable component of the total remuneration of a person whose professional activities have a material impact on the risk profile of the Group (including the executive directors of the Bank) may not exceed 100% of the fixed component, unless the shareholders acting at a general meeting approve increasing such limit, provided that the limit of 200% may in no case be exceeded (said limit shall hereinafter be referred to as the “ Maximum Variable Remuneration Ratio ”). The approval of a Maximum Variable Remuneration Ratio of 200% for a specific group of staff is submitted to the shareholders under item 5 B of the agenda for the reasons set out in this detailed recommendation. It should be noted that the proposed resolution is understood without prejudice to the need for the companies of the Group in which the potential beneficiaries to which the resolution refers provide services to comply with the obligations that correspond to them in each case for purposes of permitting the 100% ratio to be exceeded. It is noted for purposes of the provisions of rule 39, section 6 of Circular 2/2016 of 2 February of Banco de España that in preparing the proposed resolution to which this detailed recommendation refers, the board has especially taken into account the levels and evolution of solvency of the Group, as well as the recommendations of the European Central Bank regarding dividends.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 40 /81 • Potential beneficiaries. The group with respect to which such approval is required is made up of certain persons included within the scope of what applicable legal provisions (specifically, section 32 of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions and the implementing regulations) call “ categories of staff whose professional activities have a material impact on the risk profile of the institution ” (the “ Corporate Identified Staff ”). In accordance with the criteria applicable to this definition, certain persons who do not currently receive variable remuneration, like the non - executive directors of the Bank, are deemed to be included in the Corporate Identified Staff. This resolution proposes renewing the authorization of a Maximum Variable Remuneration Ratio of 200% for a portion of the Corporate Identified Staff of Grupo Santander selected on the grounds that justify this proposal and which are indicated below. It is also proposed to authorize a Maximum Variable Remuneration Ratio of 200% for certain executives and employees of TSB Banking Group plc and Webster Financial Corporation (or any entity that succeeds or replaces it as a result of the process of redomiciliation of that company in the State of Virginia, United States of America) and their subsidiaries that are reasonably expected to form part of the Corporate Identified Staff once these entities are integrated into Grupo Santander. As is well known, the acquisitions of these entities — announced on 1 July 2025 and 3 February 2026, respectively — are subject to obtaining certain authorizations. To the extent that both acquisitions are expected to be completed prior to the 2027 general meeting, it is appropriate to seek the authorization of this general meeting to increase the Maximum Variable Remuneration Ratio for the potential beneficiaries of these entities for the reasons of flexibility, competitiveness, efficient management, and talent retention set forth below. The Exhibit to this report, which can be found at the end of the document, includes a breakdown of the number of beneficiaries. The first section of the Exhibit lists the respective positions of the beneficiaries belonging to the Grupo Santander Corporate Identified Staff as of 31 December 2025 (a total of 944). The second and third sections indicate the potential beneficiaries from TSB Banking Group plc and Webster Financial Corporation and their subsidiaries, respectively, with the level of detail that can be provided at the date of this detailed recommendation, given that the aforementioned acquisitions have not yet been completed (a total of 11 in the case of TSB Banking Group plc and its subsidiaries, and 56 in the case of Webster Financial Corporation and its subsidiaries). In view of the customary changes as to members of the Corporate Identified Staff, as well as the possibility of the criteria for its composition being adjusted and new persons being included in that group, the board proposes that the authorization also covers up to a maximum of 50 other persons not included in the Exhibit so that they can also be beneficiaries of a Maximum Variable Remuneration Ratio of 200%. This additional provision allows for an adequate degree of flexibility that makes it possible to combine the application of the remuneration policies with the inclusion of new businesses or entities within the Group, as well as with the rigorous process of determining the Corporate Identified Staff each financial year. Therefore, the maximum number of members of the Corporate Identified Staff for which the authorization is requested, including those listed in the Exhibit , is 1,061 (0.53% of the total staff of Grupo Santander on 31 December 2025). • Remuneration policy for the Corporate Identified Staff. The remuneration policy applicable to the members of the Corporate Identified Staff is guided by principles similar to those described in connection with executive directors in the directors’ remuneration policy, which is submitted to the general meeting for approval under item 5 A of the agenda. Therefore, the purpose of variable remuneration of the Corporate Identified Staff is to reward employee performance consistently with rigorous risk management, without encouraging inappropriate risk - taking, and seeking an alignment with the interests of the shareholders and with the Group’s strategic objectives, thus fostering the creation of value over the long term. Thus, for example, among the variable components of the remuneration of some members of this group for 2026, including executive directors, is an award (whose terms in relation to executive directors are described in the

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 41 /81 remuneration policy submitted for approval under the previous item 5 A) which will be received, as the case may be, 40% in cash and 60% in instruments. In the case of executive directors, it should be noted that they also participate in the variable remuneration plan of the Bank's subsidiary PagoNxt, S.L., receiving payments under that plan in equity instruments linked to the value of that subsidiary called restricted stock units (“ RSU ”), so that the RSU they receive will be deducted from the portion of the award to be paid in instruments, with the remainder of the portion to be paid in Santander shares. In line with the provisions of the preceding paragraph, the collection of a portion of this award will be deferred over a period of four to five or even seven years (depending on the beneficiary’s profile and the local regulations that may apply thereto, with a five - year deferral period in the case of the executive directors). The accrual of the aforementioned award is also subject to metrics that allow for the alignment thereof with the Group’s strategic plan and which take into account, among other aspects, the quality of the results achieved, the efficient consumption of capital or the suitability of business growth in view of the market and competitive environment in which the Bank does business. In addition, for the main executives of the Group, the accrual of part of the deferred remuneration is subject to the achievement of specific long - term targets, which will allow for confirmation, if applicable, that the decisions initially made have supported the generation of sustainable long - term results. • Rationale. The authorization of a Maximum Variable Remuneration Ratio for certain categories of employees that is higher than that generally provided gives the Bank greater flexibility to adapt the remuneration schemes applicable to each employee profile, without jeopardizing the general objectives of bringing the remuneration policy into line with the Group’s risk profile, as such ratio is subject in all cases to the legal limit of 200%, to the remuneration policy approved by the Bank, and to all other legal restrictions applicable to variable remuneration. Along these lines, the total remuneration package for each employee and the structure thereof must be competitive, such that it facilitates attracting and retaining, as well as adequately remunerating, the persons included in the Corporate Identified Staff, taking into account the duties and responsibilities assigned to each of them. In this regard, the following considerations should be taken into account:  Flexibility and competitiveness vis - à - vis global institutions . Compliance with the regulatory provisions applicable to the Bank is required for European Union credit institutions regardless of where they operate, whereas institutions outside of the European Community (including those domiciled in the United Kingdom) are subject to them only with respect to their activities in the European Union. As a consequence, global institutions like Grupo Santander must compete in terms of talent attraction and retention with institutions that are not subject to the same regulations, such that it is advisable to have maximum flexibility in remuneration matters within applicable legal limits. This explains, to a large extent, the advisability of submitting to this meeting the extension of the authorization to potential beneficiaries from TSB Banking Group plc and Webster Financial Corporation and their subsidiaries, which operate outside the European Union.  Flexibility and competitiveness vis - à - vis European competitors . Within the context of the European banking sector, the Bank has also verified that its main competitors approved Maximum Variable Remuneration Ratios in excess of 100% in financial year 2025 and in prior years. Therefore, the proposal submitted to the shareholders at the general meeting under item 5 B of the agenda will allow the Bank to compete on similar terms with the European institutions whose activities and size are similar to those of Banco Santander.  Maximum ratios . It is not expected that ratios of 100% will be exceeded in all cases. In practice, the average ratio of the total of variable components to the total of fixed components of the remuneration for all of the categories of management or employees within the Corporate Identified Staff during the past financial year is markedly lower than the maximum percentage of 200%. Specifically, on average, in 2025, the variable components of remuneration of the Corporate Identified Staff represented 126% of the fixed components (174% for the executive directors). Approximately 42% of members of the Corporate Identified Staff exceeded the ratio of 100% in 2025, the median being an 88% ratio and percentile 75 reaching a 143% ratio. Only 6% of the Corporate Identified Staff reached ratios over 195%.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 42 /81  More efficient management. In addition, the renewal of this authorization for certain members of the Corporate Identified Staff continues to allow for simpler and more efficient payroll management. The annual adjustment of the components of remuneration of the members of the Corporate Identified Staff with a view to maintaining an appropriate level of motivation, the high level of internal mobility within the Group, and the remuneration structure that is peculiar to each business area make it advisable to have as much flexibility as possible. For example, a feature of the wholesale business is that it adopts structures in which the weight of variable remuneration over fixed remuneration is more significant than in other businesses. Talent attraction and retention in these businesses requires maintaining remuneration structures that are aligned with market practices, and therefore, it is particularly desirable to obtain the authorization to pay a Maximum Variable Remuneration Ratio in excess of 100% to those who perform duties in these areas. In this regard, approximately 32% of the Corporate Identified Staff performs duties in the Group’s wholesale business.  Talent retention . The authorization of higher Maximum Variable Remuneration Ratios within legal limits is more efficient as a tool to retain talent in view of possible competitor moves and the integration of new entities, than increasing the amount of the fixed components of remuneration, which, if it occurred, might entail an increase in the Group’s fixed costs.  Alignment of incentives . Finally, without prejudice to all other regulations applicable in the area of remuneration in order to avoid excessive risk - taking by Group employees, a Maximum Variable Remuneration Ratio of up to 200% would also allow, in certain positions that are key to the prudent achievement of results and business objectives, for a more significant portion of total remuneration to be subject to the achievement of such results and objectives, thus making it possible to reward outstanding performance where appropriate. • Calculation. For purposes of calculating the Maximum Variable Remuneration Ratio, the total remuneration of the relevant members of the Corporate Identified Staff has been considered, taking into account all items. To this end, a distinction is made between fixed components (being those that meet the characteristics established under the applicable regulations — in particular, paragraph 131 of the Guidelines on sound remuneration policies under Directive 2013/36/EU (EBA/GL/2021/04), dated 2 July 2021) and variable components (that is, all components that are not fixed). The accrual of the latter is generally subject to the achievement of results or specific objectives, as described in further detail in the directors’ remuneration policy. Information available on the remuneration of beneficiaries from TSB Banking Group plc, Webster Financial Corporation, and their respective subsidiaries has also been considered, bearing in mind that the acquisitions of these entities are subject to obtaining the corresponding authorizations. As stated, and based on the information currently available to the Bank, the ratio of 200% is not expected to be reached for all beneficiaries listed in the Exhibit for whom this limit is requested, taking into account their benchmark incentives (or estimates thereof in the case of beneficiaries from TSB Banking Group plc, Webster Financial Corporation, and their respective subsidiaries) and the variable remuneration policy established for this financial year. In this regard, the following considerations should be taken into account: – In a scenario of standard achievement of targets, the total amount of the variable components of remuneration would exceed the total amount of the fixed components by a non - significant amount (representing an average ratio of (i) 118% if only the 944 beneficiaries of the Grupo Santander Corporate Identified Staff as of 31 December 2025 are taken into account, and (ii) 119% if the 1,011 beneficiaries indicated in the Exhibit are taken into account (i.e., the 944 beneficiaries of the Grupo Santander Corporate Identified Staff as of 31 December 2025, and the 67 beneficiaries from TSB Banking Group plc, Webster Financial Corporation, and their respective subsidiaries). – Assuming a scenario where targets are generally achieved at 125%, the excess of the variable components of remuneration over 100% of the fixed components would be (i) EUR 226 million, considering only the 944 beneficiaries belonging to the Grupo Santander Corporate Identified Staff as of 31 December 2025, and (ii) EUR 254 million considering the 1,011 beneficiaries listed in the Exhibit , considering, in both cases (i) and (ii), only those that would exceed a ratio of 100%. Not all beneficiaries of a 200% ratio would have reached a ratio in excess

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 43 /81 Proposed resolutions of 100% in such estimate, and it is not possible to estimate the number of persons that in fact would, since this will depend on the level of achievement of the objectives of the Group and its units in 2026, among other circumstances. – The hypothetical maximum amount in 2026 of the excess of the variable components of remuneration over 100% of the fixed components for the 944 persons benefiting from this proposal corresponding to the Corporate Identified Staff of Grupo Santander as of 31 December 2025, if all such persons reached the Maximum Variable Remuneration Ratio of 200%, would be EUR 499 million. This amount would rise to EUR 546 million if the 1,011 individuals listed in the Exhibit reached the Maximum Variable Remuneration Ratio of 200%. Finally, it should be noted that the approval of the proposed authorization would not affect the Bank’s maintenance of a solid equity base or its obligations under the solvency rules. Specifically, the impact on both the total phase - in and fully loaded capital ratios of Grupo Santander as of 31 December 2025, based on the information currently available to the Bank, would be as follows: - in the aforementioned circumstances estimated by the Bank (EUR 226 and EUR 254 million of excess of variable remuneration over 100% of the fixed components, depending on whether only the 944 beneficiaries belonging to Grupo Santander Corporate Identified Staff as of 31 December 2025, are being considered, or the 1,011 beneficiaries identified in the Exhibit , respectively), considering only those who would exceed a ratio of 100%, the impact would be (i) 4 basis points if only the 944 beneficiaries belonging to the Grupo Santander Corporate Identified Staff as of 31 December 2025 are taken into account, and (ii) 4.4 basis points if the 1,011 beneficiaries identified in the Exhibit are taken into account; and - in the scenario in which the ratio of all beneficiaries detailed in the Exhibit for which authorization is requested reaches 200%, the impact would be (i) 8 basis points if only the 944 beneficiaries belonging to the Grupo Santander Corporate Identified Staff as of 31 December 2025 are taken into account, and (ii) 9 basis points if the 1,011 identified in the Exhibit are taken into account. PROPOSED RESOLUTION To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below: • Number of affected persons : 944 members of the Corporate Identified Staff of Grupo Santander, as well as 11 persons from TSB Banking Group plc and its subsidiaries and 56 persons from Webster Financial Corporation (or its successor or replacement as a result of the process of redomiciliation of that company in the State of Virginia, United States of America) and its subsidiaries, who are expected to join the Corporate Identified Staff as a result of the acquisitions of those two entities, announced on 1 July 2025 and 3 February 2026, respectively, subject to compliance with the relevant conditions to which such acquisitions are subject, as itemized in the Exhibit to the detailed recommendation prepared by the board of directors, and up to 50 additional beneficiaries, up to a total maximum of 1,061 persons. The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of the Bank or other companies of the Group belonging to the “ Corporate Identified Staff ”, i.e. to categories with professional activities that have a material impact on the risk profile of the Bank or of the Group, including senior executives, risk - taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the foregoing categories. However, it is noted that the categories of staff who engage in control duties are generally excluded from the scope of this resolution. The members of the Corporate Identified Staff have been selected pursuant to section 32.1 of Law 10/2014 of 26 June on the organization, supervision and solvency of credit institutions and the criteria established in Commission Delegated Regulation (EU) 2021/923 of 25 March 2021, supplementing Directive 2013/36/EU of the

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 44 /81 European Parliament and of the Council with regard to regulatory technical standards setting out the criteria to define managerial responsibility, control functions, material business units and a significant impact on a material business unit’s risk profile, and setting out criteria for identifying staff members or categories of staff whose professional activities have an impact on the institution’s risk profile that is comparably as material as that of staff members or categories of staff referred to in section 92(3) of that Directive. • Grant of powers Without prejudice to the provisions of item 7 of the agenda or to the powers of the board of directors in remuneration matters, the board is hereby authorized to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers: (a) To determine any modifications that should be made in the group of Corporate Identified Staff members that benefit from the resolution, including, where applicable, those from the TSB Banking Group plc and Webster Financial Corporation and their respective subsidiaries who may join that group following the acquisition of those entities by Grupo Santander, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons. (b) To approve the basic content of the agreements and of such supplementary documentation as may be necessary or appropriate. (c) To approve such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, Banco de España or any other public or private entity. (d) To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorization or verification. (e) To interpret the foregoing resolutions, with powers to adapt them when duly justified, without affecting their basic content (and, therefore, without exceeding the 200% limit or the maximum number of beneficiaries), to the circumstances that may arise at any time, including any regulations, or provisions or recommendations from supervisory bodies that may prevent their implementation upon the terms approved or that may require the adjustment thereof. (f) In general, to take any actions and execute such documents as may be necessary or appropriate. Pursuant to the provisions of section 249 bis .(l) of the Spanish Companies Act, the board of directors is expressly authorized to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution. The Bank shall communicate the approval of this resolution to all Group companies engaging executives or employees belonging to the Corporate Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, or to compliance with the obligations that bind them for such purpose.

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 45 /81 Proposed resolutions 5 C Application of the Group’s buyout regulations. REPORT OF THE BOARD Article 20.2.(x) of the Bylaws, article 2.XII of the Rules and regulations for the general shareholders’ meeting and section 219 of the Spanish Companies Act grant the shareholders at a general meeting the power to approve the application of compensation systems consisting of the delivery of shares or of rights thereon when the beneficiaries are directors of the Bank. The Group’s remuneration policy contains buyout regulations aimed at establishing homogeneous rules applicable to hiring by any entity of the Group in which such hiring entity assumes, as a part of the job offer to the corresponding executive or employee (whether or not he or she belongs to the Corporate Identified Staff), the cost of the variable remuneration that such persons would have been paid by their previous company and that they would lose as a consequence of accepting the offer from the Group. These types of rules are compatible with the regulations and recommendations applicable to Banco Santander, are widespread in the market, and are intended to maintain certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group. Before the approval of the buyout regulations, the Group generally assumed payment of such amounts in cash, paying the executive or employee the corresponding amounts. However, the buyout regulations introduced the possibility of paying such amounts in Santander shares, which permits a better alignment with the Bank’s long - term interests. To the extent that these buyout regulations apply to persons who may join the Group as executive directors of the Bank, the delivery of shares of the Bank within the framework of the application of such regulations with respect to any executive director who might join the Group during financial year 2026 and during financial year 2027, until the holding of the ordinary general shareholders’ meeting in 2027, is submitted for the approval of the shareholders at the general meeting under item 5 A of the agenda. PROPOSED RESOLUTION To authorize the (immediate or deferred) delivery of shares of the Bank within the framework of the application of the Group’s buyout regulations which have been approved by the board of directors of the Bank following a proposal of the remuneration committee, all of the above insofar it constitutes a remuneration system that includes the delivery of shares of the Bank or of rights thereon or that is linked to the value of the shares, and that may include executive directors among its beneficiaries. Such buyout regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Group companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buyout take into account those that applied to the remuneration the loss of which is compensated for. The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognized) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the 30 trading sessions prior to the date on which they are delivered (or recognized), does not exceed the amount of EUR 40 million. The authorization granted hereby may be used to undertake commitments to deliver shares or of rights thereon in relation to the engagements that occur during financial year 2026 and during financial year 2027, until the ordinary general shareholders’ meeting is held in 2027.

Ordinary general shareholders' meeting 2026 from the date of the general meeting. This period is shorter than the five - year maximum allowed by law, enabling the This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 46 /81 Proposed resolutions 5 D Annual directors’ remuneration report (consultative vote). PROPOSED RESOLUTION The shareholders are asked to provide a consultative vote on the annual directors’ remuneration report, approved by the board of directors following a proposal of the remuneration committee, on the terms established by Law and in Circular 4/2013 of 12 June of the National Securities Market Commission, in its version in force. The aforementioned report is included in sections 6 (except for 6.4), 9.4 and 9.5 of the “Corporate governance” chapter of the consolidated directors’ report, which is part of the 2025 annual report. 6 Share capital and convertible securities. Each of the proposals formulated under items 6 A, 6 B and 6 C shall be submitted to a separate vote. 6 A Authorization to the board of directors to increase the Bank’s share capital on one or more occasions and at any time within a period of three years, through cash contributions and up to a maximum nominal amount of 3,672,329,875.50 euros. Authorization to exclude pre - emptive subscription rights. REPORT OF THE BOARD In compliance with the provisions of sections 286 , 296 . 1 , 297 . 1 and 506 of the Spanish Companies Act, the board has prepared this report to provide a rationale for the proposal submitted to the shareholders at the general shareholders’ meeting under item 6 A of the agenda . • Justification of the proposal to authorize a share capital increase. The purpose of the proposal is to provide the board of directors with an instrument expressly provided for under current company law to enable it to respond in a flexible, agile and timely manner to any circumstances affecting the Bank at any given time. In accordance with section 297.1.b) of the Spanish Companies Act, the general shareholders’ meeting, subject to the requirements applicable to the amendment of the Bylaws, may delegate to the board of directors the authority to resolve, on one or more occasions, to increase the share capital by means of cash contributions, up to a specific amount, at the time and in the amount it deems appropriate, without prior consultation with the general meeting. The Spanish Companies Act establishes that such capital increases may in no case exceed half of Banco Santander’s share capital at the time of the authorization and must be carried out within a maximum period of five years from the date of the general meeting’s resolution. For commercial companies — and particularly for large enterprises — to be able to act with the required swiftness and agility, it is essential that their governing and management bodies always have the most appropriate tools to respond to needs that may arise depending of the circumstances of the market. These needs may include providing the Company with new resources, which will normally be implemented through new capital contributions. In general, it is not possible to anticipate when it may be appropriate for Banco Santander to raise new funds or for what amount. Moreover, resorting to the general meeting to approve each capital increase entails delays and additional costs and may hinder the Bank’s ability to react with the speed and efficiency required by market circumstances. The delegation referred to in section 297.1.b) of the Spanish Companies Act enables the Bank to overcome these difficulties and provides the board of directors with the flexibility needed to address the Bank’s requirements. • Term of the authorization. The proposal provides that the directors may increase the share capital within three years

Ordinary general shareholders' meeting 2026 Proposed resolutions rights — except as indicated below. This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 47 /81 Bank to benefit from the delegation of authority while requiring that the general meeting renews or amends the authorization upon its expiry without exhausting the five - year maximum period. In the board’s view, this represents good practice. • Justification of the proposal to authorize the exclusion of pre - emptive subscription rights. As provided for in section 506 of the Spanish Companies Act for listed companies, when the general meeting delegates to the board of directors the power to increase the share capital pursuant to section 297.1.b), it may also delegate to them the authority to exclude pre - emptive subscription rights in such share issues when required by Banco Santander’s corporate interest. This proposal must be expressly included in the notice convening the general meeting and may not exceed 20% of the share capital in existence at the time the authorization is granted. The additional possibility of excluding pre - emptive subscription rights notably increases the flexibility and responsiveness afforded by the delegation of the power to increase share capital under the terms of section 297.1.b) of the Spanish Companies Act. The total or partial exclusion of pre - emptive subscription rights is a power granted by the general meeting to the board of directors, which may decide whether or not to exercise it in each capital increase resolved pursuant to the authorization, depending on the circumstances and in compliance with the applicable legal requirements. If the board were to decide to exclude pre - emptive subscription rights pursuant to the authorization, it would, when approving the relevant capital increase, issue a detailed report setting out the corporate interest reasons justifying the decision. This report shall be made available to shareholders and disclosed at the first general meeting held after the adoption of the resolution to increase capital. Likewise, whenever required by law or otherwise deemed appropriate, the Bank may voluntarily obtain a report from an independent expert other than Banco Santander’s external auditor, on the fair value of Banco Santander’s shares, the underlying value of the excluded pre - emptive rights and the reasonableness of the data contained in the directors’ report. The potential exclusion of pre - emptive subscription rights may be justified for several reasons, notably the following: – Flexibility and agility . Sometimes it is necessary to act quickly in financial markets in order to take advantage of the most favourable conditions. – Cost efficiency . The exclusion of pre - emptive subscription rights generally reduces the costs associated with the transaction (including, in particular, the fees of the financial institutions involved in the issuance), compared with an offering that includes pre - emptive subscription rights. – Reduced market distortion . The exclusion of pre - emptive rights usually mitigates distortion in the trading of Banco Santander shares during the issuance period, which also tends to be shorter than in a rights issue. – Optimized fundraising . Exclusion may be necessary when the raising of financial resources is intended to take place on international markets or through accelerated bookbuilding techniques . • Maximum limit on the authorization to exclude pre - emptive subscription rights. The proposal provides that pre - emptive subscription rights may only be excluded in share capital increases that, individually or in aggregate, amount to a maximum of EUR 734,465,975, equal to 10% of the Bank’s share capital as of the date of this report, after rounding downwards to the nearest multiple of the nominal value per share. This limit is lower than the 20% maximum established under the Spanish Companies Act and is therefore regarded as good practice. The proposal establishes that, within this limit, the amount of any capital increases carried out pursuant to resolution 6 B (Section II) of the agenda submitted for approval at this annual general meeting shall be deemed to be included, or, if such resolution is not approved, under resolution 5 D (Second Section) adopted at the general meeting held on 31 March 2023, or pursuant to any other resolution that the shareholders may adopt in this regard at a future general meeting, to accommodate the conversion of debentures issued with the exclusion of pre - emptive subscription

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 48/81 • Issue of CoCos and maximum limit. Among other instruments, solvency rules provide for the ability to compute the following issues as additional tier 1 equity instruments and, therefore, as eligible for compliance with the solvency requirements: (a) those that are perpetual or that have no conversion and/or repayment period; and (b) those under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“ CoCos ”); so long as provision is made, among other characteristics, for their contingent conversion into newly - issued shares when the solvency ratios fall below a pre - established threshold. This possibility allows credit institutions to meet their solvency requirements in a more flexible manner and under more suitable financial and capital management conditions. The Bank and many other financial institutions also routinely make CoCos issues, in the Bank’s case regardless of whether individual or consolidated capital ratios are significantly higher than required. For this reason, and in accordance with additional provision fifteen of the Spanish Companies Act, it is considered appropriate that capital increases intended to cover the conversion of issues of CoCos where pre - emptive rights are excluded should not be counted for the purposes of the limit of 10% of share capital. Instead, the general limit of one - half of the share capital existing on the date of the authorization shall apply. • Revocation of prior authorization. The proposal to revoke resolution 5 A (Section II) adopted at the ordinary annual general meeting held on 22 March 2024 is due to the board of directors not being able to hold two simultaneous authorizations to increase share capital. It is therefore proposed to renew, on the terms described, the current authorization to increase share capital, which would expire on 22 March 2027, in order to ensure that, regardless of when the 2027 annual general meeting is held, the Bank continues to have at all times a valid authorization in place to increase its share capital if so required. PROPOSED RESOLUTION I. Revocation of prior authorization To rescind and deprive of effect, to the extent unused, the authorization granted pursuant to resolution 5 A (Section II) approved at the ordinary general shareholders’ meeting of 22 March 2024. II. New authorization To again authorize the board of directors, as broadly as may be necessary under the law: (i) so that it can increase the share capital of Banco Santander pursuant to the provisions of section 297.1.b) of the Spanish Companies Act: – on one or more occasions and at any time, within a period of 3 years from the date of this meeting; – by the maximum amount of EUR 3,672,329,875.50; – through the issue of new shares (with or without a premium); – with cash contributions as consideration for the new shares to be issued; – with the ability to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the new shares unsubscribed during the pre - emptive subscription period or periods, and to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made; (ii) to amend the article of the Bylaws relating to share capital and the number of shares; (iii) to exclude, in whole or in part, pre - emptive rights upon the terms of section 506 of the Spanish Companies Act. This power shall be limited to capital increases carried out under this authorization which, individually or in the

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 49 /81 Proposed resolutions aggregate, represent up to a maximum amount of EUR 734,465,975 (equivalent to 10% of the current share capital of the Bank, once rounded down to the nearest multiple of the nominal value per share); and (iv) to delegate (with the power of substitution, when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted. • Calculation of the authorization and convertible debentures Within the available limit of the maximum amount of EUR 3,672,329,875.50 authorized under this resolution, the nominal value of any capital increases that may be carried out, where applicable and for the purpose of providing for the conversion of debentures, pursuant to resolution 6 B (Section II) on the agenda for approval at this annual general shareholders’ meeting or, in case such resolution was not approved, pursuant to resolution 5 D (second paragraph) adopted by the ordinary general shareholders’ meeting of 31 March 2023 or under any other resolution on the same matter that may subsequently be approved by the general meeting, shall be deemed to form part of this limit. • Issue of CoCos and maximum limit For the purpose of calculating the available limit for the total or partial exclusion of pre - emptive subscription rights (capital increases which, individually or in the aggregate, represent 10% of the Bank’s current share capital), perpetual issues or issues without a conversion and/or redemption date, whose conversion is contingent and intended to meet regulatory capital requirements for the eligibility of the issued securities as capital instruments under the solvency regulations in force at any given time (“ CoCos ”), where pre - emptive subscription rights are excluded and which may be issued under resolution 6 B (paragraph II) on the agenda for approval at this annual general shareholders’ meeting, or, if not approved, under resolution 5 D (second paragraph) adopted at the general shareholders’ meeting held on 31 March 2023, or under any other resolution on the same matter that may subsequently be adopted by the general meeting, will not be counted. In accordance with the provisions of Additional Provision Fifteen of the Spanish Companies Act, any capital increases carried out to provide for the conversion of such CoCos issues, where pre - emptive subscription rights are excluded, shall be subject to the general limit of 50% of the Bank’s share capital. 6 B Authorization to the board of directors to issue securities convertible into shares of Banco Santander within a period of five years and up to an aggregate maximum limit of 10 , 000 million euros . Setting of the criteria for determining the basis and methods of conversion . Authorization to increase share capital and to exclude pre - emptive subscription rights . REPORT OF THE BOARD In compliance with the provisions of sections 286, 296.1, 297.1.b), 417, 510 and 511 of the Spanish Companies Act, the board has prepared this report to provide a rationale for the proposal submitted to the shareholders at the general meeting under item 6 B of the agenda. • Justification of the proposal to authorize the issuance of securities convertible into Banco Santander shares. The purpose of the proposal is to provide the Bank with an instrument that enables it to be, at all times, in a position to raise funds on the primary securities markets that are necessary for proper management of the corporate interests. Specifically, the approval of this proposal would grant the board the manoeuvrability and responsiveness that is required by the competitive environment in which the Bank operates, and where the success of a given transaction or of a strategic initiative often depends on the ability to carry it out promptly, and without the delays and costs that a call to and holding of a general shareholders’ meeting inevitably entails. In addition to the foregoing reasons, the board believes it highly appropriate to have the delegated powers whose authorization is being proposed, in view of the regulatory framework that governs the Bank’s activities. In accordance with the solvency and equity framework defined by applicable regulations (particularly the regulatory framework in

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 50 /81 Europe known as “Basel III”), the Bank is subject, on an individual and consolidated basis, to compliance with: (i) regulatory minimum capital requirements (Pillar 1); (ii) a specific capital requirement (Pillar 2R); (iii) an additional requirement known as the “combined buffer requirement”; and (iv) since 1 January 2023 and given its condition of Global Systemically Important Institution (G - SII), an additional capital buffer requirement in the leverage ratio. Although the Bank currently meets all of these requirements comfortably and has sufficient issues of specific instruments to efficiently address its legal requirements, the board believes it appropriate to have delegated powers to issue new securities that may be computed as regulatory capital, thereby strengthening its ratios, and maintaining appropriate management margins in excess of any requirements that may apply at any time, and that contribute to the Bank’s ability to strengthen and preserve a sound capital position for the Bank and its group at all times. Under the proposal, the board would be empowered to approve the issuance by Banco Santander of debentures, bonds, preferred shares and other fixed - income securities or debt instruments of a similar nature (including warrants) that are convertible into shares of the Bank, in accordance with the terms of the proposal. • Term of the authorization. The proposal envisages the board of directors being able to issue securities convertible into shares of the Bank on one or more occasions within a five - year period. • Maximum aggregate amount. The aggregate maximum amount of the issuances of securities to be made under the authorization is EUR 10,000 million or the equivalent thereof in another currency. • Standards for determining conversion bases and terms and conditions. The proposal establishes the standards for determining the conversion bases and terms and conditions. In particular, the proposal sets out aspects including the following: (i) the securities issued pursuant to the authorization will be valued at their nominal value; (ii) a fixed or variable conversion ratio may be established, stating for each alternative the applicable standards for determining the minimum price per share; and (iii) debentures may not be issued for an amount that is lower than their nominal value, or converted into shares of the Bank if the nominal value of the debentures is lower than that of the shares. It also provides for the possibility of establishing a premium or discount on the share price in the case of a variable conversion ratio, albeit limited to 30%. This possibility provides the board with sufficient manoeuvrability to set the variable conversion ratio in accordance with market circumstances and with the other considerations to be taken into account by the board, albeit limited so as to ensure that the issue price of the shares in the case of conversion, if a discount is granted, does not differ by more than 30% from the market value of the shares at the time of conversion. The proposal entrusts to the board the specification of some of the bases and terms and conditions for each issuance, within the limits of, and in accordance with, the standards established by the shareholders acting at the meeting. As a result, the board will determine the specific conversion ratio for an issuance. For this purpose, when approving an issuance of securities of this nature pursuant to the authorization submitted for approval at the general meeting, the board shall draw up a directors’ report identifying matters including the specific conversion bases and terms and conditions applicable to that issuance, in accordance with applicable law. When it is deemed appropriate or required pursuant to applicable law, the Bank shall obtain an independent report from an expert other than its external auditor in relation to the corresponding issuance. • Admission to trading. The proposal envisages the adoption of the resolutions required so that the securities that are issued by virtue of this authorization may be admitted to trading on any secondary market or at any trading venue, whether organized or not, official or unofficial, domestic or foreign. • Authorization to increase capital. The proposal submitted for the approval of the shareholders at the general meeting also contemplates authorizing the board to be able to approve the necessary increase in capital to accommodate the conversion of the securities that have been issued. In any case, in accordance with the provisions of section 297.1.b) of the Spanish Companies Act, such capital increase may not exceed, added to any increases that may have been approved pursuant to authorizations granted by the shareholders at other general meetings, one - half of the amount of share capital. Consequently, any capital increases required to cover the conversion of convertible securities shall be

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 51 /81 deemed to be included within the limit available at any time under the authorization to increase share capital submitted for approval to this general shareholders’ meeting under item 6 A of the agenda, or, if not approved, under resolution II adopted by the ordinary general meeting held on 22 March 2024 under item 5 A of the agenda, or under any other authorization on this matter that may be approved by the general meeting in the future. • Justification of the proposal to authorize the exclusion of pre - emptive rights. sections 417, 506 and 511 of the Spanish Companies Act allow the delegation to the board the power to exclude, in whole or in part, the pre - emptive rights of the shareholders, where such exclusion is required to obtain funds in the markets or is otherwise justified in the corporate interest. The additional possibility of excluding pre - emptive subscription rights significantly broadens the room for manoeuvre and the responsiveness offered by the simple delegation of the power to issue convertible securities. The total or partial exclusion of pre - emptive subscription rights is a power granted by the general meeting to the board of directors, which may decide whether or not to exercise it in each capital increase resolved pursuant to the authorization, depending on the circumstances and in compliance with the applicable legal requirements. If the board decides to eliminate pre - emptive rights with respect to a specific issuance that it decides to make pursuant to the authorization requested at the general meeting, the board shall issue a report detailing the reasons of corporate interest that justify the measure. This report shall be accompanied, when voluntarily requested by the Bank or required pursuant to applicable law, by the report of an independent expert (other than the Bank’s external auditor) appointed by the Commercial Registry as provided in sections 414, 417 and 511 of the Spanish Companies Act. Said reports shall be made available to the shareholders and shall be communicated to them at the first general shareholders’ meeting held after the adoption of the issuance resolution, and shall be included on the Bank’s corporate website. The potential exclusion of pre - emptive subscription rights may be justified for various reasons, among which the following may be highlighted: – Flexibility and agility . Sometimes it is necessary to act quickly in financial markets in order to take advantage of the most favourable conditions. This happens, for example, when obtaining funds in international markets, where the quality and prestige of the Bank, along with the large volume of resources traded on such financial markets, and the agility and speed with which action is taken on them, make it possible to obtain a large volume of funds under very favourable conditions, provided that it is possible to carry out an issuance in such markets at the most appropriate time, which cannot be determined in advance. – Reduction in costs . The elimination of pre - emptive rights tends to reduce the costs associated with the transaction, including especially the fees of the financial institutions participating in the issue. – Less distortion . The elimination of pre - emptive rights normally will reduce distortion in trading in Banco Santander’s shares during the issue period, which also tends to be shorter than for an issue with such rights. – Optimal raising of funds . The exclusion of pre - emptive subscription rights may be necessary where the raising of financial resources is intended to be carried out in international markets or through accelerated demand - gauging techniques (accelerated bookbuilding). It may also be required where the instruments to be issued qualify as capital eligible to be recognized as own funds, since section 209(4) of the Securities Markets Law requires that at least 50% of the issue be placed with clients or professional investors — a threshold that could not be ensured if pre - emptive subscription rights were not excluded. • Maximum limit of the authorization to exclude pre - emptive subscription rights . The proposal envisages that the board of directors may exclude pre - emptive rights only to the extent that the aggregate amount of the capital increase resolved to cover the issuance of convertible debentures and, where applicable, any other capital increases that may have been approved within the scope of authorizations granted by the general meeting does not exceed the limit of

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 52 /81 10% of the share capital, in accordance with the authorization to increase share capital submitted for approval to this general meeting under item 6 A of the agenda, or, if not approved, with resolution II adopted by the ordinary general meeting held on 22 March 2024 under item 5 A of the agenda, or pursuant to any other authorization on this matter that may be approved by the general shareholders’ meeting in the future. • Issue of CoCos and maximum limit . Among other instruments, solvency rules provide for the ability to compute the following issues as additional tier 1 equity instruments (and, therefore, as eligible for compliance with the solvency requirements): (a) those that are perpetual or that have no conversion and/or repayment period; and (b) those under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“ CoCos ”); so long as provision is made, among other characteristics, for their contingent conversion into newly - issued shares when the solvency ratios fall below a pre - established threshold. This possibility allows credit institutions to meet their solvency requirements in a more flexible manner and under more appropriate conditions, both from a financial and capital management perspective. As a result, the issue of these types of securities that are contingently convertible has become a customary practice at many credit institutions, including the Bank, and may be carried out irrespective of whether capital ratios, both on an individual and consolidated basis, are higher than the applicable requirements, as in the case for the Bank. For this reason, and in line with Additional Provision Fifteen of the Spanish Companies Act, it is considered appropriate that capital increases intended to cover the conversion of issues of CoCos where pre - emptive rights are excluded should not be counted for the purposes of the general limit of 10% of share capital. Instead, such issuances will be subject to the general limit of one half of the share capital existing as at the date of the authorization. • Warrants and convertible and exchangeable securities. The proposed resolution also provides that the rules established in connection with the issuance of convertible fixed - income securities shall also apply, mutatis mutandis , in the event of the issuance of warrants or similar securities that might entitle the holders thereof, directly or indirectly, to subscribe for newly - issued shares of the Bank. It further provides that the authorization for these purposes includes the broadest powers, with the same scope as indicated above, so that the board of directors may decide whatever it deems appropriate in relation to this class of securities. Issuances of securities that do not include the possibility of conversion into shares of the Bank are not governed by this authorization; the board has the power to approve resolutions on all issues concerning those issuances, in accordance with the law and pursuant to the resolution approved by the general meeting of the Bank of 26 March 2021 under item 5 A of the agenda. For their part, issuances of convertible and exchangeable securities will be governed by the provisions of this authorization, and it will be possible to establish that the Bank reserves the right to choose at any time between converting them into newly - issued shares of the Bank or exchanging them for outstanding shares. The Bank may also opt to deliver a combination of newly - issued shares and outstanding shares, always ensuring that all the holders of securities which are converted or exchanged on the same date are treated equally. • Revocation of prior authorization. The proposal to revoke, in the unused portion, resolution 5 D (second paragraph) adopted by the ordinary general shareholders’ meeting of 31 March 2023 is based on the board of directors’ view that it is appropriate to renew, on the terms set out herein, the corresponding authorization to issue securities convertible into shares of the Bank, so that the board may have this instrument available at all times. PROPOSED RESOLUTION I. Revocation of prior authorization To rescind and deprive of effect, to the extent unused, the authorization granted pursuant to resolution 5 D (second paragraph) of the ordinary general shareholders’ meeting of 31 March 2023.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 53 /81 II. New authorization To again authorize the board of directors, as broadly as may be necessary under the law: (i) to issue, as provided in the general regime for the issuance of debentures and pursuant to the provisions of section 319 of the Regulations of the Commercial Registry: – debentures, bonds, preferred shares and other fixed - income securities or debt instruments of a similar nature, in any of the forms admitted by law, and that are convertible into shares of the Bank, including warrants or other similar securities that may provide a direct or indirect entitlement to subscribe for shares of the Bank, to be settled by physical delivery or set - off; – on one or more occasions and at any time, within a period of 5 years from the date of this meeting; and – in the maximum amount of EUR 10,000 million or its equivalent in another currency, taking into account for the calculation of that limit in the case of warrants the sum of the premiums of the warrants under each issuance approved pursuant to this authorization (or in the case of warrants payable by physical delivery, the sum of premiums and exercise prices); (ii) to determine any terms and conditions of each issuance that may be approved, including, by way of illustration and without limitation, its amount, in each case within the overall quantitative limit referred to above; the place of issuance — domestic or foreign — and the currency and, if it is foreign, the equivalent thereof in euros; the denomination, whether bonds ( bonos ), debentures ( obligaciones ), preferred interests ( participaciones preferentes ) or any other denomination permitted by law (including equity instruments among those contemplated by sections 51 to 55 or 62 to 65 of Regulation (EU) nº 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms; the issuance date(s); whether the securities are mandatorily, contingently or voluntarily convertible, and if voluntarily, whether at the option of the holder of the securities or the issuer; the interest rate, dates and procedures for payment of the coupon; whether they are to be callable or not (including, if applicable, the possibility of redemption by the issuer) and, if applicable, the redemption period and events of redemption (in whole or in part), whether they are to be with or without a maturity date and, in the former case, the maturity date; the type of repayment, premiums and tranches; guarantees, including mortgages; form of representation, whether certificated or as book entries; the number of securities and the nominal value thereof (which, in the case of convertible securities, shall not be less than the nominal value of the shares); the pre - emptive rights, if any, and the subscription procedure; the applicable law, whether domestic or foreign; the application, if any, for admission to trading on official or unofficial, organized or unorganized, domestic or foreign secondary markets or trading venues of the securities that are issued in compliance with the requirements in each case established by applicable laws and regulations; and, in general, any other condition applicable to the issuance (the foregoing list of powers hence being descriptive and not exhaustive). Furthermore, the board of directors is authorized, where applicable, to appoint the examiner ( comisario ) and to approve the basic rules that are to govern the legal relations between the Bank and the syndicate, if any and allowed, of holders of the issued securities; as well as to designate and, if necessary, removing all persons or entities who must participate in the issuances, including but not limited to placement entities or listing and payment agents, and to formalize such contracts, agreements or other documents as may be necessary with those entities, establishing their fees or the terms of their remuneration; (iii) to determine, in each case, the redemption terms of the securities issued pursuant to this authorization, including the power to use, to the extent applicable, the redemption means referred to in section 430 of the Spanish Companies Act or any other means that may be appropriate; and whenever it deems appropriate, and subject to the necessary official authorizations being obtained as well as, if required, approval at the meetings of the respective syndicates or bodies representing the holders of the securities, to modify the conditions for

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 54 /81 repayment of the securities issued and the maturity thereof, as well as the interest rate, if any, of those included in each issuance made pursuant to this authorization; (iv) within the scope of the provisions of sections 308, 417 and 511 of the Spanish Companies Act, to totally or partially exclude the pre - emptive rights of the shareholders when such exclusion is required to obtain funds in international markets, for the use of bookbuilding techniques, or when it is in any other manner justified by Banco Santander’s interest within the framework of a specific issuance of convertible securities. In the event that this power is exercised, the board of directors must prepare, at the time of approving the issuance and in accordance with applicable law, a report detailing the specific reasons of corporate interest that justify such measure, which may be subject to the corresponding report of an independent expert (other than the Bank’s external auditor) appointed by the Commercial Registry, when voluntarily requested by the Bank or required pursuant to applicable law, as provided in sections 414, 417 and 511 of the Spanish Companies Act. The directors’ report and any independent expert’s report shall be made available to the shareholders and communicated to them at the first general meeting held after the adoption of the issuance resolution, and they shall be immediately included on the Bank’s corporate website; (v) to increase the share capital by the amount necessary to meet requests for conversion of the convertible securities issued pursuant to this authorization. The board of director may exercise this power to the extent that the aggregate amount of the capital increase resolved to cover the issuance of convertible debentures and, where applicable, any other capital increases that may have been resolved pursuant to authorizations granted by the general meeting does not exceed the limit of one half of the share capital amount provided for in section 297.1.b) of the Spanish Companies Act, or 10% of such total share capital amount where, in the issuance of the convertible securities, shareholders’ pre - emptive subscription rights are excluded. This authorization to increase capital includes the authority to issue and float, on one or more occasions, the shares representing such capital that are necessary to implement the conversion, as well as to approve a new wording of the article of the Bylaws relating to the amount of share capital and, if applicable, to rescind the portion of such increase in capital that was not needed for a conversion into shares; and (vi) to apply, when appropriate, for admission to trading on secondary markets or official or unofficial trading venues, whether organized or not, in Spain or abroad, of the securities issued pursuant to this authorization, authorizing the board of directors to carry out any filings and actions necessary for their admission to listing before the competent authorities of the various domestic or foreign securities markets. At subsequent general shareholders’ meetings held by the Bank, the board of directors shall inform the shareholders of the use made of this authorization. • Conversion bases and terms and conditions The following standards are established for purposes of determining the bases and terms and conditions for the conversion of convertible securities that are issued pursuant to this authorization: (i) Securities issued pursuant to this resolution shall be convertible into new shares of the Bank in accordance with a conversion ratio that may be fixed (determined or determinable) or variable (in which case, it may include maximum and/or minimum limits on the conversion price), with the board of directors being authorized to determine whether they are mandatorily, contingently or voluntarily convertible and, where they are voluntarily convertible, to establish in the issuance resolution whether conversion is at the option of the holder or the issuer, with what frequency and for what maximum period (which may not exceed 50 years from the date of issuance). The aforementioned maximum period shall not apply to perpetual convertible securities. (ii) In the case of a fixed conversion ratio, for purposes of the conversion, the fixed - income securities shall be valued at their nominal amount and the shares shall be valued at the exchange rate determined in the resolution of the board of directors making use of this authorization, or at the exchange rate determinable on the date or dates specified in the resolution of the board, and based on the listing price of the Bank’s shares on the Stock

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 55 /81 Exchange on the date(s) or during the period(s) taken as a reference in such resolution, with or without a premium or with or without a discount. In any case, the exchange rate may not be lower than the higher of: (a) the average (whether arithmetic or weighted) exchange rate for the shares on the Continuous Market of the Spanish Stock Exchanges, based on closing prices, average prices or other listing reference, during a period to be determined by the board that shall not be greater than three months nor less than three calendar days, and which shall end no later than the day prior to the adoption by the board of the resolution providing for the issuance of the reference securities; and (b) the exchange rate for the shares on such Continuous Market according to the closing price on the day preceding the day of adoption of such issuance resolution. (iii) In the case of a variable conversion ratio, the price of the shares for purposes of the conversion shall be the average (whether arithmetic or weighted) of the closing prices, average prices or other listing reference for the shares of Banco Santander on the Continuous Market during a period to be determined by the board of directors, which shall not be greater than three months nor less than three calendar days, and which shall end no later than the day preceding the conversion date, with a premium or a discount, as applicable, applied to such price per share. The premium or discount may be different for each conversion date under each issuance (or under each tranche of an issuance, if any), provided, however, that if a discount is set on the price per share, such discount may not be greater than 30%. Additionally, a minimum and/or maximum reference price may be set for the shares for purposes of the conversion thereof upon the terms established by the board. (iv) If the issuance is convertible and exchangeable, the board may also provide that the issuer reserves the right to choose at any time between conversion into newly - issued shares or exchange for outstanding shares, specifying the nature of the shares to be delivered at the time of the conversion or exchange, and may also choose to deliver a combination of newly - issued shares and pre - existing shares. In any event, Banco Santander must respect equality of treatment among all of the holders of the fixed - income securities that are converted or exchanged on the same date. (v) Upon conversion, the fractional shares that may need to be delivered to the holder of the debentures shall be rounded by default to the immediately lower whole number. The board shall decide whether any difference that might result should be paid to each holder in cash. (vi) Under no circumstances shall the value of the shares for the purposes of the ratio for the conversion of the debentures into shares be lower than the nominal value thereof. Pursuant to the provisions of section 415.2 of the Spanish Companies Act, convertible debentures may not be converted into shares where the nominal value of the former is lower than that of the latter. Convertible debentures shall likewise not be issued for an amount lower than their nominal value. Upon approval of an issuance of convertible securities pursuant to the authorization granted by the shareholders at the general shareholders’ meeting, the board of directors shall prepare a directors’ report further developing and specifying the bases for and terms and conditions of the conversion that are specifically applicable to such issuance, based on the above - described standards. This report shall be supplemented, when the Bank deems it appropriate or when required by applicable law, by the report of an independent expert (other than the Bank’s external auditor) referred to in sections 414, 417, 510 and 511 of the Spanish Companies Act. Said reports shall be made available to the shareholders and shall be communicated to them at the first general shareholders’ meeting held after the adoption of the issuance resolution and shall be included on the Bank’s corporate website. • Issue of CoCos and maximum limit For the purposes of the limit available for the total or partial exclusion of pre - emptive rights (10% of the Bank's current share capital), issues shall not be computed if they are perpetual or have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“ CoCos ”) in which pre - emptive rights are excluded and which may be approved pursuant to this authorization.

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 56 /81 Proposed resolutions Pursuant to Additional Provision Fifteen of the Spanish Companies Act, the general limit of 50 % of the Bank’s share capital shall apply to increases in capital carried out to cover the conversion of such issues if pre - emptive rights are excluded . • Convertible warrants The above rules, including in particular those relating to powers to increase share capital, exclude pre - emptive rights and determine the conversion bases and terms and conditions, shall apply, mutatis mutandis , in the event that warrants or other similar securities are issued that might entitle the holders thereof, directly or indirectly, to subscribe for newly - issued shares of the Bank; the authorization includes the broadest powers, with the same scope as established therein, to decide on all matters it deems appropriate in connection with those kinds of securities. • Authorization to delegate The board of directors is authorized to delegate in turn (with the power of substitution when so appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution. 6 C Increase in share capital by a nominal amount of 167,404,608 euros, by means of the issuance of 334,809,216 new shares, with in - kind contributions consisting of common shares of Webster Financial Corporation. Authorization to execute the capital increase and to determine the share premium, and possibility of incomplete subscription. REPORT OF THE BOARD In compliance with the provisions of sections 286 and 296 (in connection with the share capital increase resolution and the ensuing amendments to the bylaws) and section 300.1 (in connection with the non - cash contribution contemplated as consideration for the share capital increase covered by the resolution) of the Spanish Companies Act ( Ley de Sociedades de Capital ), the board of directors has prepared this report to justify the proposal submitted to the general shareholders’ meeting under item 6 C of the agenda. The purpose of the proposed capital increase is to enable the execution of the agreements reached by Banco Santander S.A. (“ Banco Santander ”, the “ Bank ” or the “ Company ”) with Webster Financial Corporation (“ Webster Financial ” or “ Webster ”), the holding company that owns 100% of Webster Bank, N.A. (“ Webster Bank ”), for the acquisition of all the shares representing the common stock of Webster Financial. The transaction, which is subject to the fulfilment or, where applicable, waiver of certain conditions, will be carried out through a statutory share exchange pursuant to section 13.1 - 721 of the Virginia Stock Corporation Act, and the proposed capital increase will allow for the issuance of shares that will ultimately be used to pay a portion of the transaction price to the holders of common shares of Webster Financial (the “ Common Shareholders ”). The remaining portion of the price will be paid in cash (US dollars). I. DESCRIPTION OF THE AGREEMENT REACHED WITH WEBSTER 1. General description of the transaction On February 3, 2026, Banco Santander and Webster signed an agreement (the “ Agreement with Webster ”) the purpose of which is to enable, subject to the satisfaction or, as the case may be, waiver of certain conditions, the acquisition by Banco Santander of all the outstanding common shares of Webster, with the delivery to Webster Common Shareholders, as consideration, of: (i) cash in the amount of 48.75 US dollars per each Webster common share at closing of the transaction (the “ Cash Consideration ”); and

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 57 /81 (ii) 2.0548 newly - issued Banco Santander shares per Webster common share outstanding at closing of the transaction (the “ Exchange Ratio ” and the “ Share Consideration ”). Pursuant to the Agreement with Webster, Webster Common Shareholders will receive the new Banco Santander shares in the form of American Depositary Shares (“ ADSs ”) underlying the new Banco Santander shares to which they are entitled. However, it is expected that those Webster Common Shareholders who so indicate may receive these new Banco Santander shares directly through an entity participating in Iberclear and not in the form of ADSs, if this is reasonably practicable. The Cash Consideration and the Exchange Ratio may be adjusted in case of a dilution event as provided for in the Agreement with Webster, in order to maintain the economic equivalence. The transaction was announced on February 3, 2026 by means of an inside information communication submitted to the Spanish Securities Market Commission ( Comisión Nacional del Mercado de Valores ) (the “ CNMV ”). 2. Rationale and economic terms of the transaction As further detailed below, the board of directors of Banco Santander believes that the acquisition of Webster represents an excellent opportunity for the Bank, integrating a diversified US retail and commercial banking entity with a strong position in high - income markets and in middle - market corporate financing, with an attractive and stable deposit base, together with a complementary branch network in the Northeast of the United States. The acquisition will make Banco Santander one of the ten largest retail and commercial banking institutions in the United States by assets and one of the five largest deposit - taking institutions in the main northeastern states, with an enhanced service offering for the customers of both banks. In addition to the foregoing, Banco Santander's and Webster's businesses in the United States are highly complementary. Combining Banco Santander's leadership in consumer finance and Webster's activity with companies and high - quality deposit base is expected to position the Bank to capture new growth opportunities and generate synergies. Therefore, the acquisition of Webster is expected to accelerate Banco Santander's path in the United States towards best - in - class profitability and efficiency. Banco Santander has valued each Webster common share for the purposes of the transaction at 75 US dollars (EUR 63.3446 at the exchange rate of US$1.1840:€1.00 corresponding to the day prior to the Agreement with Webster and which is taken into account for the purposes of the transaction). Such amount per share will be payable, as indicated, 65% through the Cash Consideration of 48.75 US dollars and the remaining 35% through the delivery of 2.0548 shares of the Bank (represented, where applicable, in the form of ADSs) pursuant to the Exchange Ratio (which represents 26.25 US dollars considering a valuation of each Banco Santander share of EUR 10.79, corresponding to its volume - weighted average price in the three days ended 2 February 2026, and applying the exchange ratio indicated above). This valuation of Webster common shares represents a premium of 14% over the volume - weighted average price of Webster shares of 65.75 US dollars during the three - day period ended 2 February 2026 and equates to a price - to - earnings ratio (P/E) of 10 times Webster's forecast earnings according to market consensus for 2028, or 6.8 times after expected cost savings. In this regard, the transaction is expected to generate significant cost synergies of approximately 800 million US dollars in gross terms (pre - tax) per annum, equivalent to around 19% of the combined cost base, thanks to the Bank's and Webster's experience in integrations and a disciplined execution model. In the valuation of the transaction and the determination of the economic terms indicated, Banco Santander has received financial advice from Centerview Partners, Goldman Sachs and Bank of America. Considering the valuation of the Webster common share of 75 US dollars for the purposes of the transaction, the board of directors expects to obtain a return on investment for Santander (RoI) of approximately 15%. Furthermore, it is estimated that the Bank could achieve a RoTE of 18% in the US market in 2028 and an efficiency ratio that would be below 40% (top five and top three, respectively, amongst the 25 largest retail and commercial banking institutions in the country – according to Visible Alpha analyst consensus estimates – ).

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 58 /81 Moreover, the extensive integration experience of the Santander and Webster teams is expected to result in an orderly transition, with a focus on service continuity, employee engagement and synergy execution. For all the foregoing reasons, the board of directors considers that the transaction is amply justified by reasons of corporate interest for the Bank and that it will create value for its shareholders. 3. Implementation of the transaction 1. Reincorporation and Statutory Exchange The acquisition will be implemented through a statutory share exchange pursuant to section 13.1 - 721 of the Virginia Stock Corporation Act, which will require the prior reincorporation of Webster Financial from the State of Delaware to the State of Virginia. Accordingly, the transaction will be carried out in two stages, effective on the same date without interruption: (A) Reincorporation of Webster . Firstly, Webster, currently incorporated in State of Delaware, will change its domicile and place of incorporation to the State of Virginia by means of its merger into a wholly owned subsidiary of Webster incorporated in the latter State (the “ Reincorporation ”). The entity that will absorb Webster Financial is expected to be Webster Virginia Corporation (“ Webster Virginia ”). Any reference to Webster in this report shall be understood to refer to Webster Virginia, insofar as it relates to a time after the Reincorporation. As a result of the Reincorporation: (i) each Webster common share issued and outstanding immediately prior to the effectiveness of the Reincorporation will be converted into one common share of Webster Virginia ; (ii) each Webster common share held in treasury immediately prior to the effectiveness of the Reincorporation will be cancelled; and (iii) each Webster Virginia common share issued and outstanding immediately prior to the effectiveness of the Reincorporation will also be cancelled. As a result of the foregoing, the shareholding of Webster Virginia, as the surviving entity of the Reincorporation will be the same as Webster Financial's immediately prior to the effectiveness of the Reincorporation (but with treasury shares having been cancelled). Likewise, as a result of the Reincorporation, the assets of Webster will become those of Webster Virginia. Webster Virginia is a wholly owned subsidiary of Webster incorporated on 30 January 2026 for purposes of the Reincorporation. (B) Statutory share exchange . Immediately after the Reincorporation becomes effective, a statutory share exchange (the “ Statutory Exchange ”) will be carried out, the principal effects of which will be: (i) the Bank will receive all the common shares of Webster, so that Webster will become a wholly owned subsidiary of the Bank; and (ii) the Bank will be obligated to deliver the Cash Consideration and the Share Consideration to the Webster Common Shareholders. The new common shares of Banco Santander (represented, where applicable, in the form of ADSs) to be delivered to Webster Common Shareholders will be issued through the execution of the capital increase covered by this report, which will be implemented through non - cash contributions consisting of Webster common shares (transformed in accordance with the results of the Reincorporation) (the “ Capital Increase ”). The new Banco Santander shares issued in the Capital Increase will be entitled to all dividends and any other distribution approved or paid by Banco Santander to its shareholders as from the date or dates on which the board of directors or, by delegation, any of its delegated bodies or any director, declares the Capital Increase executed. In this report, references to the acquisition shall be understood to refer to the acquisition of Webster through the statutory share exchange described above, and references to the Capital Increase shall refer to the share capital increase which, for Spanish legal purposes, will be implemented through non - cash contributions as an integral part of this procedure. Hereinafter, the Reincorporation and the subsequent Statutory Exchange are referred to collectively as the “ Transaction ”.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 59 /81 The Transaction structure provides several advantages compared to a conventional share offer, including that: (a) First, once completed, the Transaction will be binding on all Webster Common Shareholders, regardless of whether they attended or voted at the Webster shareholder meeting at which the Transaction will be submitted for approval. The Statutory Exchange will therefore affect all Webster common shares issued on the effective date thereof. Thus, any Webster common shares that may be issued up to that time, in accordance with the employee plans referred to in section I.6 below, will participate in the Transaction on the same terms as the other Webster common shares. (b) Secondly, it facilitates the execution of the Transaction through the delivery of new Banco Santander shares, which, due to differences between Spanish and US law, would require a complex structure if a public tender offer with a share exchange under US law had been chosen instead. 3.2. Recommendation of the Transaction by Webster and submission to the shareholders' meetings In order for the Transaction to be effective, Banco Santander general meeting must decide and approve the Capital Increase. Webster shareholders must hold a meeting at which the Transaction will be submitted for approval. The Webster board of directors has undertaken, subject to the usual exceptions arising from its fiduciary duties, to unanimously recommend that Webster shareholders vote in favor of approving the Transaction. Furthermore, the Transaction is subject to the conditions described in section 4 below and will be closed in accordance with the provisions of section 5 below. 4. Conditions of the Transaction The Transaction is subject to the Reincorporation and the Statutory Exchange becoming effective no later than February 3, 2027, or such other date (if any) as Webster and Banco Santander may agree. In addition, the Transaction is subject, among others, to the following conditions: (a) the approval of the Transaction by a majority of Webster common shares; (b) the approval of the Capital Increase and the delegation of powers for its execution, which are submitted to Banco Santander general shareholders' meeting and are the subject of this report; (c) the registration by the US Securities and Exchange Commission (the “ SEC ”) of the applicable Transaction documentation, including the registration statement/proxy statement to be jointly sent by Webster and Banco Santander to Webster shareholders before the holding of the Webster shareholders’ meeting; (d) the submission to, and, where applicable, approval by the CNMV of the applicable documentation relating to the issue, offer, and subsequent admission to trading on the Spanish Stock Exchanges of the Banco Santander shares that will be delivered in the context of the Transaction; (e) obtaining the relevant regulatory approvals in the US, including the approval by the Federal Reserve Board; and (f) obtaining the relevant authorizations, approvals, exemptions and/or non - objections from the European Central Bank as may be applicable under Royal Decree 84/2015 and/or, if effective before closing, under the Spanish law transposing Directive (EU) 2024/1619, of May 31 (CRD VI). The Transaction is also subject to other conditions related to various matters, such as the legal, economic and financial condition of Webster and Banco Santander, which may be waived by the Bank and Webster, respectively, as well as other aspects relating to the execution of the Transaction.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 60 /81 According to the estimated timeline for the Transaction, and subject to the satisfaction of the conditions to which it is subject, the Transaction is expected to be completed in the second half of 2026. 5. Closing of the Transaction Closing will occur once all Transaction conditions (except those which, due to their nature, may only be fulfilled on the closing date) have been satisfied (or waived, if applicable). On the date of the closing of the Transaction, the Reincorporation and the Statutory Exchange will become effective without interruption, and Banco Santander will receive all Webster common shares other than treasury shares (which will be cancelled), paying the Cash Consideration and executing the Capital Increase to deliver the Share Consideration to the Webster Common Shareholders. 6. Treatment of equity award plans granted by Webster to its directors and employees Webster currently maintains various equity award plans for certain directors and employees and those of companies in its group (the “ Webster Incentive Plans ”) under which beneficiaries may receive restricted shares subject to transfer restrictions for specified periods (varying by plan) and, in some cases, subject to satisfaction of certain conditions. In general, the Transaction will allow beneficiaries of the Webster Incentive Plans (both those that depend solely on the passage of time, and those subject to performance) to receive the Webster common shares they are entitled to under such plans prior to the closing of the Transaction, and such shares will participate in the Statutory Exchange on the same terms as the other Webster common shares, since transfer restrictions will be lifted as a result of the Transaction. As an exception, 50% of the Webster Incentive Plans that vest solely based on the passage of time (and not on performance) will be converted into Banco Santander equity award plans with terms equivalent to those in effect as of the date of the closing of the Transaction. Notwithstanding the foregoing, until the Statutory Exchange becomes effective, participants in the Webster Incentive Plans may receive Webster common shares pursuant to the terms of such plans, in which case such shares will participate in the Statutory Exchange. 7. Other aspects of the Transaction or related thereto (A) Dividends to Webster Common Shareholders : From the date of the Agreement with Webster (February 3, 2026) until consummation of the Transaction, Webster has agreed not to declare or pay any dividend to its shareholders without Banco Santander's prior consent, except for quarterly cash dividends on common shares not exceeding 0.40 US dollars per share, with record and payment dates consistent with past practice. (B) Settlement of the Transaction : Given that a significant number of US investors typically prefer to hold securities listed in the United States rather than shares listed on a non - US stock exchange, it is anticipated that the new Banco Santander shares to be issued as a result of the Capital Increase will be subscribed by the depositary of the Banco Santander ADS program, which is currently Citibank, N.A. (or its nominee, custodian or successor in the event that a new depositary agreement is entered into by Banco Santander) (the “ Depositary ”), on behalf or for the benefit of Webster Common Shareholders. Through, where applicable, the Depositary's operational relationships with DTC (The Depository Trust Company, a clearing and settlement system), Webster Common Shareholders will receive, upon completion of the Transaction, ADSs issued by the Depositary, each representing one share of Banco Santander as Share Consideration. Webster Common Shareholders who so request may receive their new Banco Santander shares through an entity participating in Iberclear and not in the form of ADSs, if reasonably practicable. It is expected that an application will be made for the admission to trading of the ADSs (which will have as underlying assets the new shares in Banco Santander issued as a result of the Capital Increase) on the New York Stock Exchange with effect from the date of issuance of the ADSs.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 61 /81 (C) No - solicitation commitment relating to competing offers and termination fee : Under the Agreement with Webster: 1. Webster has agreed to pay Banco Santander an amount of 489 million US dollars (approximately EUR 413 million at an exchange rate of US$1.184:€1.00 published by the European Central Bank on February 2, 2026, the business day prior to the signing of the Agreement with Webster, and which is the rate used for the purposes of this report) if (i) the board of directors of Webster does not recommend that the Webster shareholders vote in favor of the resolutions required to execute the Transaction at the Webster shareholders' meeting or, as applicable, withdraws its recommendation, or Webster intentionally and materially breaches its obligations not to solicit competing offers under the Agreement with Webster and, in those circumstances, the Bank decides to terminate the Agreement with Webster; or (ii) the Agreement with Webster is terminated by Webster or the Bank due to failure to obtain the approval of the shareholders of Webster at a time when the Bank had the right to terminate the Agreement with Webster on account of any of the circumstances mentioned in point (i) above. The same termination fee would apply if the following requirements are met concurrently: (i) the Agreement with Webster is terminated (a) by Webster or the Bank because the closing deadline has been reached without the conditions to which the Transaction is subject having been met and without the approval of Webster shareholders having been obtained, (b) by the Bank because such approval has not been obtained at the Webster shareholders' meeting, or (c) by the Bank due to Webster's breach of its representations, warranties, or commitments set forth in the Agreement with Webster, such that the conditions to which the Transaction is subject cannot be satisfied, if such breach is not remediable or is not remedied within 30 days; (ii) prior to such termination, a competing proposal has been publicly announced or communicated to Webster board of directors, management team, or shareholders; and (iii) within twelve months of the date of termination of the Agreement with Webster, Webster reaches a definitive agreement regarding a competing proposal (whether or not the same as the one referred to above) or a competing proposal is consummated (meaning a proposal regarding 51% or more of Webster share capital or assets). 2. Webster has agreed not to solicit or promote a competing offer or enter into acquisition agreements with third parties. Notwithstanding the foregoing, in certain circumstances, Webster may provide information to a third party that has made an unsolicited acquisition offer and negotiate with that third party, but not terminate the Agreement with Webster as a result of such negotiations. Therefore, Webster shareholders will have the opportunity to vote on the Transaction even if there is a competing offer. In addition, Webster has agreed to promptly notify (and in no event later than 24 hours) Banco Santander of any contact received by Webster in connection with a competing acquisition of Webster or any request for information regarding a potential competing acquisition, with Banco Santander having the possibility of conveying to Webster, for its consideration, its position in that regard. II. BOARD OF DIRECTORS' REPORT FOR PURPOSES OF SECTIONS 286 AND 296 OF THE SPANISH COMPANIES ACT 1. Purpose and rationale of the Capital Increase; amount and number of shares to be issued As indicated above, the share capital increase proposed to the general shareholders’ meeting is intended to allow the implementation, through the delivery of newly - issued Banco Santander shares (represented, where applicable, by ADSs), of Banco Santander's acquisition of the entire Webster common stock. Considering (i) the terms of the Exchange Ratio, (ii) that on January 31, 2026, excluding treasury shares, Webster had 161,236,090 common shares outstanding (of which a total of 1,908,267 are restricted shares linked to Webster Incentive Plans); and (iii) that the maximum number of Webster common shares that, as of January 31, 2026, may be issued under current employee plans, regardless of their exercise price, is 1,703,961 (including restricted shares linked to employee plans); Banco Santander may have to deliver up to a maximum of 334,809,216 newly issued common shares. If the maximum number of shares indicated above is delivered, the percentage that the new shares would represent in Banco Santander's already increased share capital would be approximately 2.23%.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 62 /81 To this end, Banco Santander board of directors has agreed to propose to the general shareholders' meeting the approval of a capital increase for a nominal amount of EUR 167,404,608, through the issuance and placing into circulation of 334,809,216 shares with a nominal value of EUR 0.5, the countervalue of which will consist of non - cash contributions consisting of the maximum number of Webster common shares that could be delivered under the terms described in section I above. The shares will be issued at their nominal value plus a share premium to be determined in accordance with the provisions below. 2. Procedure applicable to fractional shares and other rights Those Webster Common Shareholders who hold a number of Webster common shares which, applying the Exchange Ratio, results in a non - integer number of Banco Santander shares (or ADSs) and who would therefore be entitled to a fraction of a Banco Santander share (or ADS), will not receive the corresponding fractions. The fractions of such shares or ADSs will be aggregated and sold on the market after the date or dates on which the Capital Increase is executed, and the net proceeds from this sale will be distributed pro rata among the Webster Common Shareholders according to their respective fractions. The amount that the Webster Common Shareholders will receive as a result of the sale of such fractions cannot be guaranteed. Taking into account the agreed Exchange Ratio, it is very likely that the total number of Webster common shares to be contributed to the Capital Increase, multiplied by the Exchange Ratio, will result in a non - integer number of Banco Santander shares. Consequently, the proposed resolution provides for the possibility that, for the purposes of the increase, the total number of Banco Santander shares to be issued pursuant to the increase may be rounded down to the nearest whole number to the product of the total number of Webster common shares contributed to Banco Santander in the increase multiplied by the Exchange Ratio, and that the exchange of Webster shares corresponding to the decimals thus rounded down be satisfied using one or two Banco Santander shares held in treasury. In addition, the newly issued Banco Santander shares that would correspond to Webster Common Shareholders who have validly exercised before the Delaware Court of Chancery, in accordance with Delaware law, their right to have their Webster common shares appraised and satisfied in cash (appraisal right) will also be sold in the market. The foregoing will not apply in the event that such rights are satisfied in another manner and the issuance of new Banco Santander shares with respect to their holders does not apply. 3. Issue price and consideration for the Capital Increase The issue price (nominal value plus share premium) of each new Banco Santander share issued in the Capital Increase will be determined by the board of directors (or, by delegation, its delegated bodies or a director) in accordance with the following rules: (i) the issue price shall in no case be below EUR 0.50 (nominal value of each share of Banco Santander); and (ii) the issue price determined shall in no case exceed EUR 10.79 (volume - weighted average price of Banco Santander shares during the three - day period ending February 2, 2026, which has been used as reference to determine the Exchange Ratio). This maximum limit may be adjusted if, due to a dilution event occurring in accordance with the Agreement with Webster, it is necessary to modify the Exchange Ratio in order to maintain economic equivalence. The issue price (and, therefore, the share premium) of each new share will be determined, in accordance with the above rules and taking into account, among other factors, the share price, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may in turn delegate these powers to its delegated bodies or directors, no later than the date of execution of the Capital Increase. The consideration for this increase will consist entirely of non - cash contributions to the share capital of Banco Santander, which will be, precisely, Webster common shares.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 63 /81 4. Execution of the Capital Increase and delegation of powers As previously indicated, upon completion of the Transaction, the common shares of Webster (including those to be issued prior to the effectiveness of the Transaction) held by Webster Common Shareholders will be delivered to Banco Santander pursuant to the Statutory Exchange. In exchange, in accordance with the Exchange Ratio and the provisions applicable to fractional shares and other rights indicated above, each Webster Common Shareholder will be entitled to receive the cash amounts corresponding to such Webster Common Shareholder and, through the Depositary, as subscriber of the Capital Increase on their behalf or for their benefit, the newly - issued Banco Santander shares (where applicable, represented in the form of ADSs) corresponding to such Webster Common Shareholder. In this way, the Capital Increase will be subscribed and paid up through the contribution of Webster common shares. This resolution will entail an amendment to the share capital figure and number of shares in which it is divided as set out in sections 1 and 2 of article 5 of the bylaws. Given that the proposed capital increase resolution provides for the issue of the number of shares that would be necessary if all rights under Webster Incentive Plans that are to be settled prior to the effective date of the Transaction in accordance with the Agreement with Webster were to vest at the maximum level, but such hypothesis may not be confirmed in reality, and that Webster may accept Webster common shares as payment for withholding taxes incurred in connection with the vesting or settlement of the Webster Incentive Plans, incomplete subscription is expressly provided for the purposes of section 311.1 of the current Spanish Companies Act. Accordingly, the board of directors is authorized to execute the Capital Increase on one or several occasions, determine the execution date or dates, and amend the text of sections 1 and 2 of article 5 of the bylaws to reflect the final share capital figure and number of shares resulting from subscription of the Capital Increase. The board of directors will be permitted to delegate such powers to its delegated bodies or any director. III. BOARD OF DIRECTORS' REPORT FOR PURPOSES OF SECTION 300.1 OF THE SPANISH COMPANIES ACT Since this is a capital increase to be paid up by means of non - cash contributions, the information required by section 300.1 of the Spanish Companies Act is set out below. 1. Details of the proposed contributions The proposed contributions to be incorporated into Banco Santander equity will consist of shares representing Webster common stock, such that, once the Transaction is consummated, Webster will become a wholly owned subsidiary of the Bank. Webster registered office is currently located at 200 Elm Street, Stamford, Connecticut 06902, United States of America, and it is currently registered with the Delaware Department of State under registration number 2101118 and, as a result of the Reincorporation, will have its registered office at CT Corporation System, 4701 Cox Road, Suite 285, Glen Allen, Virginia, 23060, United States of America and will have Virginia Department of State registration number 11962127. Webster common shares are admitted to trading on the New York Stock Exchange. As of January 31, 2026, Webster shareholders' equity amounted to 9,564 million US dollars and its issued common stock amounted to, approximately, 6,188.5 million dollars and was represented (excluding treasury shares) by 161,236,090 common shares with a nominal value of 0.01 US dollars each (approximately EUR 0.008446 at the exchange rate of US$1.184:€1.00). As noted above, on the date the Transaction is completed, Banco Santander will receive all of Webster common shares that are not owned by Webster itself (transformed in accordance with the results of the Reincorporation). It will therefore be at this time that Banco Santander will receive the non - cash contribution corresponding to the Capital Increase. On that date, and in accordance with section I of this report, the number of Webster common shares issued could have increased as a result of rights to receive shares granted or to be granted under Webster Incentive Plans in force. The maximum number of Webster shares that may be issued under these plans, in accordance with their terms and regardless of the exercise prices, is 1,703,961, such that on the date of execution of the increase, Webster could have a maximum of 162,940,051 common shares in circulation. For the reasons explained above, this maximum number of Webster

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 64 /81 common shares has been used to determine the amount of the capital increase that the board of directors is proposing to the general shareholders' meeting, taking into account the Exchange Ratio. As noted above, Webster Common Shareholders will be entitled to receive 2.0548 newly issued Banco Santander common shares (represented, where applicable, in the form of ADSs) for each Webster common share, in addition to the Cash Consideration (and any cash in lieu of fractional shares). 2. Persons who are to make the proposed contributions The newly issued shares of Banco Santander will be subscribed by the Depositary of the Banco Santander ADS program on behalf of or for the benefit of Webster Common Shareholders, who will pay for them in the manner indicated in the previous section. As already indicated, the implementation of the subscription of the new Banco Santander shares through the Depositary on behalf of Webster Common Shareholders will allow their inclusion in the United States clearing and settlement system known as DTC, with the Depositary acting as a link between Iberclear and the DTC system in accordance with the Banco Santander ADS program. If it ultimately becomes possible for Webster Common Shareholders to opt to receive their new Banco Santander shares through an entity participating in Iberclear, the procedure established for such purpose shall apply. With regard to the delivery of the projected contributions, as already indicated, a general shareholders’ meeting of Webster will be called so that Webster shareholders can approve the Transaction. Upon completion of the Transaction, and in accordance with US regulations, all of Webster common shares that are not owned by Webster will be delivered to Banco Santander as consideration for the Capital Increase and for the Cash Consideration. Once Banco Santander has received Webster common shares, Banco Santander will deliver to Webster Common Shareholders, through the Depositary and in the manner described above, the new Banco Santander shares (represented, where applicable, in the form of ADSs) corresponding to the Exchange Ratio, without prejudice to what has already been explained in relation to fractions or other rights that may apply. 3. Number and nominal value of the shares to be delivered The maximum number of Banco Santander shares to be issued is 334,809,216, with a nominal value of EUR 0.50 each. However, the specific number of Banco Santander shares that will be subscribed in the Capital Increase, within the limit indicated in the previous paragraph, will be that corresponding in accordance with the Exchange Ratio and taking into account the common stock of Webster issued on the date on which the Transaction is completed, which will include the common shares of Webster issued as a result of the delivery of shares made under the Webster Incentive Plans. For these reasons, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, the possibility of incomplete subscription of the increase is expressly provided for. 4. Guarantees adopted based on the nature of the contributed assets In compliance with section 67 of the Spanish Companies Act, the Commercial Registry of Cantabria will appoint, upon Banco Santander's request, an independent expert who will prepare a report describing the non - cash contribution with identifying details and the valuation criteria used, and indicating whether the resulting values correspond at least to the number, nominal value and share premium of the shares to be issued in exchange. PROPOSED RESOLUTION 1. Share capital increase by means of non - cash contributions a. Share capital increase by means of non - cash contributions It is resolved to increase the share capital of Banco Santander, S.A. (“ Banco Santander ”, the “ Bank ” or the “ Company ”) by a nominal amount of EUR 167,404,608, through the issuance and placing into circulation of 334,809,216 common shares with a nominal value of EUR 0.5 each, of the same class and series as those currently outstanding and

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 65 /81 represented in book - entry form (the “ Increase ”). The Increase may be implemented on one or several occasions, as determined by the board of directors or, by delegation, its delegated bodies or any director. The shares will be issued at their nominal value of EUR 0.5 plus a share premium to be determined, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may in turn delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the Increase, through the procedure set out below. In accordance with the provisions of section 3 below, the amount of the share premium may not exceed EUR 10.29 per share. Thus, the issue price set may not exceed 10.79 per share. b. Contributions that will serve as consideration for the Increase The new shares issued in execution of the Increase will be paid up in full through non - cash contributions consisting of common shares issued by Webster Financial Corporation, the holding company owning 100% of Webster Bank, N.A. (as transformed as a result of the process of reincorporation of Webster Financial Corporation to the State of Virginia prior to the execution of the increase as described in the director’s report relating to this resolution) (“ Webster ”) representing its common stock. Banco Santander shall receive one Webster common share for every 2.0548 newly - issued Banco Santander shares (or, in whole numbers, 2,500 Webster shares for every 5,137 newly - issued Banco Santander shares) and shall pay, in addition, the corresponding cash amounts. The delivery of Webster shares to Banco Santander and the issuance of the new Banco Santander shares under the Increase will occur within the framework of the statutory share exchange described in the report of the board relating to this resolution. The maximum number of Webster common shares to be received is 162,940,051 (the “ Maximum Number of Shares to be Contributed ”), although it is possible that not all of them are received, as explained in the referred report. c. Treatment of fractional shares and other rights The holders of Webster common shares (the “ Webster Common Shareholders ”) who hold a number of Webster common shares which, applying the Exchange Ratio referred to in the report of the board relating to this resolution, results in a non - integer number of Banco Santander shares (or American Depositary Shares - ADSs - representing Banco Santander shares) and who, therefore, would be entitled to a fraction of a Banco Santander share (or ADS), will not receive the corresponding fractions. The fractions of such shares or ADSs will be aggregated and sold on the market after the date or dates on which the capital increase is executed, and the net proceeds from this sale will be distributed pro rata among the Webster Common Shareholders according to their respective fractions. The amount that the Webster Common Shareholders will receive as a result of the sale of such fractions cannot be guaranteed. Likewise, the total number of Banco Santander shares to be issued pursuant to the Increase may be rounded down to the nearest whole number to the product of the total number of Webster common shares contributed to Banco Santander in the Increase multiplied by the exchange ratio, and the exchange corresponding to the decimals thus rounded will be met using one or two shares that the Bank holds in treasury. In addition, the newly issued Banco Santander shares that would correspond to Webster Common Shareholders who have validly exercised before the Delaware Court of Chancery, in accordance with Delaware law, their right to have their Webster common shares appraised and satisfied in cash (appraisal right) will also be sold in the market. The foregoing will not apply in the event that such rights are satisfied in another manner and the issuance of new Banco Santander shares with respect to their holders does not apply. 2. Incomplete subscription In the event that the number of Webster common shares actually contributed as consideration for the Increase is less than the Maximum Number of Shares to be Contributed, the 334,809,216 shares will not be fully subscribed and paid up, and the Bank’s capital will be increased only to the corresponding extent. For this reason, and in accordance with the provisions of section 311.1 of the Spanish Companies Act, the possibility of incomplete subscription of the Increase is expressly provided for.

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 66 /81 3. Determination of the issue price and share premium Pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, the amount of the share premium for the new shares will be established by the board of directors, which may also delegate these powers to its delegated bodies or other directors, no later than the date of execution of the Increase, in accordance with the following: (i) the issue price determined shall in no case be less than EUR 0.5 (nominal value of each share of Banco Santander); and (ii) the issue price determined shall in no case exceed EUR 10.79 (volume - weighted average price of Banco Santander shares during the three - day period ending February 2, 2026, which has been used as reference to determine the Exchange Ratio). This maximum limit may be adjusted if, due to a dilution event occurring in accordance with the Agreement with Webster, it is necessary to modify the Exchange Ratio in order to maintain economic equivalence. The issue price (and, therefore, the share premium) of each new share will be determined, in accordance with the above rules and taking into account, among other factors, the share price, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act, by the board of directors, which may also delegate (with substitution powers where appropriate) these powers to its delegated bodies or other directors (without prejudice to any existing powers of attorney or to those that may be granted), no later than the date of execution of the Increase. The share premium for each new share will be the result of subtracting the nominal value of each new share (EUR 0.50) from the issue price thus set. Therefore, the share premium for each new share will be a maximum of EUR 10.29 per share. 4. No pre - emptive subscription rights Pursuant to section 304 of the Spanish Companies Act, because the consideration for the new shares to be issued consists of non - cash contributions, Banco Santander shareholders will not have pre - emptive subscription rights in respect of the shares to be issued in the Increase. 5. Representation of the new shares The new shares will be represented by book entries maintained by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its participating entities, without prejudice to the fact that they may, as the case may be, be represented in ADS form. 6. Rights attaching to the new shares The new shares will confer on their holders, from the moment the Increase is declared subscribed and paid up by the board of directors or by whomever it delegates, the same rights as the Banco Santander shares in circulation at that time. In particular, the purchasers of the new shares will be entitled to receive the interim dividends and supplementary dividends paid from that moment onwards. 7. Information made available to shareholders The resolution to increase the share capital is adopted after making available to the shareholders the proposed resolution for capital increase and the board of directors' report prepared in accordance with the provisions of the Spanish Companies Act. 8. Application for admission to official trading It is resolved to apply for admission to trading of the new shares on the Madrid, Barcelona, Bilbao, and Valencia Stock Exchanges through the Spanish Automated Quotation System ( Sistema de Interconexión Bursátil (Mercado Continuo) ), as well as to carry out the necessary procedures and actions and submit the required documents to the competent bodies of the foreign Stock Exchanges on which Banco Santander shares are listed at any given time for the admission to trading of

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 67 /81 the new shares issued as a result of the Increase, expressly stating Banco Santander's submission to the rules that exist or may be enacted in relation to the Stock Exchange and, in particular, to trading, continued listing, and delisting from official trading. It is expressly stated that, in the event that the delisting of Banco Santander shares is subsequently requested, this will be adopted with the same formalities that apply and, in such a case, the interests of shareholders who oppose the delisting resolution or do not vote on it will be guaranteed, in compliance with the requirements set forth in the Spanish Companies Act and related provisions, all in accordance with the provisions of the Securities Markets and Investment Services Act ( Ley de los Mercados de Valores y de los Servicios de Inversión ) and its implementing provisions in force at any given time. 9. Delegation for execution It is resolved to delegate to the board of directors, in accordance with the provisions of section 297.1.a) of the Spanish Companies Act, the power to set the conditions of the Increase in all matters not provided for in this resolution. In particular, and by way of illustration only, the following powers are delegated: (a) To determine, within one year of the approval of the Increase by the general meeting, the date or dates on which the Increase is to take effect, with the power to execute the Increase on one or several occasions, or, if the Transaction is not completed, to render it ineffective, which would be reported at the next meeting . (b) To determine, where applicable and in accordance with the provisions of section 3 above, the number of newly issued Banco Santander shares to be delivered through the Increase for each common Webster share contributed to the Bank in the context of the Transaction, applying the Exchange Ratio (adjusted, where applicable, as appropriate in accordance with the Agreement with Webster), and to agree to the sale on the market of the Banco Santander shares (or ADSs representing them, where applicable) corresponding to the Webster Common Shareholders holding of a number of Webster common shares that, applying the Exchange Ratio, results in a non - integer number of Banco Santander shares and those that would correspond to the Webster Common Shareholders who have validly exercised before the Delaware Court of Chancery, in accordance with Delaware law, their right to have their Webster common shares appraised and satisfied in cash (appraisal right), in the event that such rights are not satisfied in another manner, as well as to the delivery of one or two Banco Santander shares that the Company holds in treasury when necessary or convenient for the settlement of the fractions of shares in accordance with the procedure described in this resolution. (c) To determine the terms and conditions of the Increase in all matters not provided for by this general meeting, including the determination of the amount of the share premium in accordance with the procedure established for this purpose under section 297.1.a) of the Spanish Companies Act. (d) To declare the Increase closed and executed. (e) To amend sections 1 and 2 of article 5 of Banco Santander bylaws, relating to share capital, to adapt it to the new share capital figure and number of shares resulting therefrom. (f) To carry out any action that may be necessary or appropriate to implement and formalize the Capital Increase before any public or private entities and authorities, Spanish or foreign, including those for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the resolution approving the Capital Increase, as well as, if necessary, to comply with the requirements imposed by the regulatory authorities of the countries in which the Transaction is carried out. (g) To carry out all necessary procedures so that the shares issued in connection with the Increase are registered in the accounting records of Iberclear and admitted to trading on the domestic and foreign Stock Exchanges on which the Bank shares are listed at any given time, in accordance with the procedures established by each of those Stock Exchanges.

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 68 /81 Proposed resolutions The board of directors is hereby expressly authorized to delegate (with substitution powers where appropriate) to the executive committee and/or any director, pursuant to the provisions of section 249 bis.I) of the Spanish Companies Act, all the delegable powers referred to in this resolution, without prejudice to any existing powers of attorney or to those that may be granted in relation to the content of this resolution. 7 Authorization to the board and granting of powers for the formalization into public instrument. PROPOSED RESOLUTION Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved: (a) To authorize the board of directors to interpret, remedy, supplement, implement and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with the requirements that may legally need to be satisfied for the effectiveness thereof, and, in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution 7. (b) To authorize Ms Ana Patricia Botín - Sanz de Sautuola y O’Shea, Mr Héctor Grisi Checa, Mr Jaime Pérez Renovales and Mr Francisco Javier Illescas Fernández - Bermejo so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general meeting. In addition, they are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.

Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

Exhibit to the detailed recommendation of the board on item 5 B of the agenda

First section. Members of the Corporate Identified Staff as of 31 December 2025, for whom authorization is requested for a maximum variable remuneration ratio of 200%

POSITION	No.
ARGENTINA	**12**
CEO SC	1
Gerente Departamental	2
Gerente Departamental Be	1
Gerente General	1
Gerente Principal	7
CHILE	**21**
Asesor	2
EVP Corporate Investment Banking	1
Gerente General y Country Head	1
Jefe Banca Empresas E Inst.	1
Jefe Clientes Exp, Calidad y Canales Digitales	1
Jefe Comercial Empresas	1
Jefe Compensaciones y Gestión Rh	1
Jefe Distribución	1
Jefe Empresas Red	1
Jefe Gestion De Costos y Proveedores	1
Jefe Getnet	1
Jefe Medios de Pago	1
VPE Tecnologia y Operaciones	1
VPE Comercial	1
VPE Comunicaciones Marketing y Estudios	1
VPE Data and Artificial Intelligence	1
VPE Financiero	1
VPE Intervencion Ctrl Gestion	1
VPE Juridica	1
VPE Personas	1

POSITION	No.
BRAZIL	**77**
Head	33
Socio	43
Head of Southamerica Region	1
COLOMBIA	**2**
Sr. Executive Vice-President	1
Vicepresidente SCIB	1
PERU	**1**
Group Executive Vice-President	1
URUGUAY	**1**
Gerente General - Country Head	1

POSITION	No.
SPAIN	**34**
Analysis & Control Executive VicePresident	1
Business Development & Partnerships Vice-President	1
Business Support Advisor Legal Vice-President	2
CFO Executive Vice-President	1
Commercial & Business Banker Vice-President	1
Head of Retail and Transformation Executive Vice-President	1
HR Executive Vice-President	2
Legal Executive Vice-President	1
Litigation Advisor Legal Vice-President	1
Organization Project Vice-President	1

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Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

POSITION	No.	POSITION	No.
Compensation & Benefits HR Specialist Vice-President	1	Product & Service Value Proposition Management Vice-president	9
Distribution Management Vice-President	2	Real Estate Business Development & Partnerships Director	1
Executive Vice-President	2	Restructuring Business Development & Partnerships Director	1
Retail Banking VicePresident	1	Sustainability Strategy & Corporate Development Executive Vice-President	1
Sr. Executive Vice-President	1	Tax Vice-President	1
Territorial Director Vice-President	2		

CORPORATE CENTRE			243
Business Development & Partnerships Vice-President	1	Strategy Group Executive Vice-President	3
Chief Artificial Intelligence Officer	1	Structuring Debt Finance Vice-President	1
Chief of Staff - Strategy & Corporate Development Group Executive Vice-President	1	Supervisory & Public Stakeholder Management Group Vice-President	1
Communication Group Executive Vice-President	1	Sustainability Group Executive Vice-President	1
Consejero Delegado	1	Tax Group Executive Vice-President	1
Data Analytics & Models Director	1	UK Director	2
Digital Transformation Vice - President	1	Works & Project Properties & General Services Group Vice-President	1
Director of Corporate Development , EDB	1	ACPM Debt Finance Vice-President	1
EPO Group Executive Vice-President	1	Banker (CIB, Wealth & Private) Director	9
Financial Accounting & Control Group Executive Vice-President	3	Banker (CIB, Wealth & Private) Vice-President	7
Financial Management Group Executive Vice-President	2	Banker Executive Director	1
Global Internal Governance Group Executive Vice-President	1	Banker Managing Director	16
Group Executive Vice-President	4	Banker MD Vice - President	10
Group Sr. Executive Vice-President	14	Strategy Group Executive Vice-President	1
Group Strategy and Chief of Staff Executive Vice-President	1	Bus. Dev't MD Vice-President	1
HR Group Executive Vice-President	1	Business Development & Partnerships Vice-President	1
HR Specialist Group Executive Vice-President	2	Business Support Advisor Legal Manager II	1
Internal Governance Group Executive Vice-President	1	CIB Governance Vice-President	1
Investor Relations Group Executive Vice-President	1	Debt Finance Managing Director	3
Legal Group Executive Vice-President	1	Debt Finance MD Vice - President	4
Legal MD Vice-President	1	Strategy & Corporate Development Vice-President.	1
Marketing Group Executive Vice-President	1	Digital Business Development & Partnerships Vice-President	1
Models and Data Group Executive Vice-President	1	ECM M&A Vice-President	3
Presidenta	1	ESG CIB Product & Service Value Proposition Management Vice-President	1
Research & Public Policy Group Executive Vice-President	1	Financial Executive Vice-President	1
Scientist Data Analytics & Models Vice-President	1	Financial Management MD Vice-President	1

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Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

POSITION	No.
Security and Intelligence Group Executive Vice-President	1
Senior Leader.	1
Sr. Executive Vice-President	3
Strategy & Corporate Development Group Vice-President	1
HR Management Vice-President	1
Institutional Sales (CIB & Asset Management) Director	1
Institutional Sales (CIB & Asset Management) Manager II	1
IT Project MD Vice-President	2
Legal Executive Vice-President	1
Legal MD Vice-President	1
M&A Director	1
M&A Vice-President	3
Origination Debt Finance Director	1
Product – Export & Agency Finance Transaction Banking Director	1
Product – Export & Agency Finance Transaction Banking Vice-President	1
Product – Trade & Working Capital Transaction Banking Expert II	1
Product – Trade & Working Capital Transaction Banking Vice-President	2
Research & Business Intelligence Director	1
Research & Business Intelligence Vice-President	2
Sales – Cash Management Transaction Banking Vice-President	1
Sales (CIB & Asset Management) Director	6
Sales (CIB & Asset Management) Group Vice-President	1
Sales (CIB & Asset Management) Manager II	1
Sales (CIB & Asset Management) Vice-President	8
CIO Group Executive Vice-President	1
Exec VP Group Transformation	1
Group Sr. Executive Vice-President	1

POSITION	No.
Financial Management Vice-President	1
GIG-Energy Managing Director	1
Head of SCIB Executive Vice-President	10
Head of SCIB Vice-President	3
Sales Managing Director	8
Sales MD Vice - President	9
Operations Group Executive Vice-President	1
SCIB Banker MD Vice-President	1
SCIB Debt Finance Managing Director	3
SCIB Debt Finance MD Vice - President	3
SCIB Sales MD Vice-President	1
Product & IT Project Management Group Vice-President	1
Structuring Debt Finance Director	1
Structuring Debt Finance Vice-President	4
Trading Director	3
Trading Executive Director	3
Trading Managing Director	3
Trading MD Vice - President	3
HR Group Executive Vice-President	1
Trading Vice-President	10
Transaction Banking Transaction Banking Vice-President	2
XVA Trading Vice-President	1
Chief Information Security Officer Tech & Cybersecurity Vice-President	1
CTO Group Executive Vice-President	1
Cybersecurity Group Executive Vice-President	1
Group Executive Vice-President	1

MEXICO **43**

D. Ejecutivo De Ciberseguridad Y Prevención Del Fraude (Ciso)	1
DE GDF & PDM	1
DE Gestion Financiera	1
DE Glob Transact Banking	1
DE Inclusion Financiera	1
DE Intervencion General	1
DE Mercados	1
DE Prevención Fraudes	1
Dir Ejec Automotriz	1
Dir Ejec Chief Opera Offi SCIB	1
Dir Ejec CIB Corpor Invest Ban	1
Dir Ejec Credito Particulares	1
Dir Ejec Gestion Integral Gast	1
Dir Ejec IG / EM DEBT	1
Dir Gral Ad Interv y Ctrl	1
Dir Gral Adj Sant Corp&Inves B	1

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Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

POSITION	No.	POSITION	No.
DE UHNW	1	Dirección Ejecutiva de Investments	1
Deputy Head Of Technology	1	Director Ejecutivo BEI	2
DGA Chief Financial Officer	1	Director Ejecutivo Cards & Digital Solutions	1
DGA Distribucion y Canales	1	Director General Banco Santander	1
DGA Estrategia, Innovación y Experiencia Cliente	1	Executive Director	1
DGA Estudios, Asuntos Publicos y Comunicacion	1	Head de Distribución y Estrategia de Canales	1
DGA Personas y Cultura	1	Head Empresas	1
Regional Director	1	Head of Commercial	1
DGA Retail & Commercial Banking	1	Head of Commercial PB	1
DGA T&O	1	Head Wealth Management & Insurance	1
Managing Director	5	VP Transformación	1

PAGONXT	11	PORTUGAL	52
CEO Ebury	1	Administrador Executivo	4
Fraud Technology & Cybersecurity Vice-President	1	D Com Empresas	3
Getnet Brazil CEO	1	Director	22
Head of Getnet T&O Brazil	1	Executive Director	17
PagoNxt CFO	1	Presidente Comissão Executiva	1
PagoNxt Chief Strategy & Corp Dev Officer	1	Senior Manager	3
PagoNxt CHRO	1	Specialist III	1
PagoNxt CLO	1	Vice Presidente Comissão Exec.	1
PagoNxt Payments CEO	1		
PagoNxt VP	1		
Product & Platform Management PagoNxt VP	1		

SANTANDER CONSUMER FINANCE			74
Analysis Director	1	Chief People & Culture Officer	1
Board Member	6	Chief T&O Officer	1
Business Development & Partnerships Director	1	Chief Transformation Officer	1
Business Development & Partnerships Vice-President	3	Commercial Director DK	1
Country SCF CEO	5	Executive Vice President	15
Deputy R&C T&O and Omnichannel Tech Head Vice President	1	Corporate Governance Vice-President	1
Chief Commercial Officer Auto	1	Deputy Country SCF CEO	2
Chief Commercial Officer Consumer	1	Deputy General Manager (DCEO)	1
Chief Financial Control Officer	1	DGA Director General	1
Chief Financial Management Officer	1	Directeur Grands Comptes	1
Chief Global Design Officer	1	Product & IT Project Management Group Vice-President	1
Chief Officer	1	Top Management	2
Gerente General	1	Retail Sales Manager	1
Head of Digital Channels Individuals	1	Sales Director	2
HR Specialist Vice-President	1	Sr. Executive Vice-President	2
Jefe de Departamento	3	Technology & Cybersecurity Vice-President	1

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Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

POSITION	No.	POSITION	No.
Managing Director	5	Technology Vice-President, Digital Consumer Bank	1
Member of the Management Board	5		

UK			73
CEO of Retail & Business Banking	1	Head of Financial Management	2
CEO, Cater Allen	1	Head of Financial Performance and Business Management	1
Chief Executive Officer	1	Head of Homes	1
Chief Financial Officer	1	Head of Rel. Management (Cert)	18
Chief Fulfilment Office (Operations)	1	Head of Santander Corporate & Commercial Banking	1
Chief HR Officer	1	Head of Santander Navigator – CCB	1
Chief Information & Resilience Officer	1	Head of Security & Privacy Services and CISO	1
Chief Operating Officer	1	Head of Technology & Operations	1
Chief Payments Officer	1	Head of Transaction Banking	2
Chief Strategy & Corporate Development Officer	1	Head of Wealth Management / Insurance	1
Chief Transformation, Data & AI Officer	1	Head, Business Management & Credit Enablement	1
Commercial Director	1	Head, CCB Business	1
Director of Business Banking and Customer Engagement & Channel Performance	1	Head, Corporate Clients	1
Director of Communications, Marketing & Responsible Banking	1	Managing Director, Real Estate Finance	1
Director of External Reporting	1	Managing Director, Structured Finance	1
Director of Performance & Reward	1	MD, Crown Dependencies	1
Director, Central Controls Office	1	Mortgages Commercial Director	1
Director, Enterprise Infrastructure	1	Sales Manager II	1
Director, Legal – Litigation & Contentious Regulatory	1	SCF IT & Operations Director	1
Director, Wholesale Markets and Middle Office	1	Senior Leader	3
Financial Controller & Director of Capital Management incl Property	1	Senior Leader - Governance	1
General Counsel, Legal & Corporate Governance	1	Strategy, Projects and HR Director	1
Head of Bus Development (Cert)	1	Transaction Banking Sr. Mgr.	1
Head of Cater Allen, Current Accounts & Business Banking	1	Head of Debt Finance (Cert)	4
		Head of Customer Interactions	1

US			248
Associate Director, Product Specialist	1	CIB – COO and Global Head of Client Lifecycle Management, M2	1
Chief Accounting Officer / Controller	1	CIO	3
Chief Communications Officer	1	Co Head of Leveraged Finance Origination	2
Head of Technology & Operations	1	Commercial & Wholesale Operations M2	2
Chief Financial Officer SC	1	Corporate Banking Relationship Manager M2	5
Chief Info Security Officer US	1	Corporate Banking Relationship Manager M3	1

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Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

POSITION	No.	POSITION	No.
Chief Legal Officer / General Secretary	1	Country Head, President and Chief Executive Officer	1
Chief Legal Officer SC	1	Director, Research	1
Chief Marketing Officer	2	Executive Director, Business Management	1
Chief Operating Officer CIB and Global Head of Client Lifecycle Management	1	Executive Director, Communications	1
Chief Technology Officer CIB	1	Executive Director, Financial Planning & Analysis	1
Chief Technology Officer SC	1	Executive Director, Head of Analytics and Decision Science	1
Executive Director, Head of Digital Product	1	Head of Convertibles, M2	1
Executive Director, Head of Wealth	1	Head of Customer Contact Operations	1
Executive Director, Product and Design Lead	1	Head of Finance and Balance Sheet Management	1
Executive Director, Research	2	Head of Global Debt Finance	1
Executive Director, Treasury	1	Head of Global Transaction Banking	1
Financial Advisor	1	Head of HR Operations & Total Rewards	1
Global Chief Information Officer	1	Head of Lending, Cards & Partnerships	1
Global Head of C&R, M2	1	Head of Leveraged Finance Syndicate	1
Global Head of Chemicals, M2	1	Head of Leveraged Loan Sales - M2	1
Global Head of Convertible Bonds and US EqD	1	Head of Operations	1
Global Head of Corporate Banking	1	Head of Pricing & Strategy	1
Global Head of EM Institutional Sales	1	Head of SPACs and Structured Equity	1
Global Head of Energy & Energy Transition	1	Head of SSLLC	1
Global Head of Financial Sponsors and Co Head of West Coast Banking	1	Head of Structured Finance & Advisory	1
Global Head of Investment Grade and Emerging Markets Debt	1	Head of TMT North America	1
Global Head of Leveraged Finance and Private Credit	1	Head of US Healthcare Services	1
Global Head of Leveraged Finance and Private Credit Capital Markets	1	Head of US Markets	1
Global Head of Mergers and Acquisitions	1	Head of US Strategy + BD (SCIB) M2	1
Global Head of Paper & Packaging	1	IB, ECM, M2	6
Global Head of REGAL & Co Head of West Coast Banking	1	IB, Financial Sponsors, IC3	2
Global Senior ECM Officer and Head of Americas Private Placements	1	IB, Financial Sponsors, M2	5
Sr. Associate, Private Banker	1	IB, Financial Sponsors, M3	1
GTB Product Specialist , Cash Mgmt , M2	1	IB, GIG, IC3	9
GTB Product Specialist IC3	1	Chief People & Culture Officer	1
GTB Product Specialist M2	3	Vice Chairman of Investment Banking, M2	1
Head of Asset Acquisition	1	IB, GIG, M2	16
Head of CIB, US	1	IB, GIG, M3	1
Head of Commercial Area	1	IB, Leveraged Finance, M2	1
Head of Consumer & Business Banking	1	IB, M&A, IC3	3
Head of Convertibles Sales	1	IB, M&A, M2	2
Managing Director	1	Product Specialist , Inst. Sales , M2	4

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Santander Ordinary general shareholders' meeting 2026 Proposed resolutions

POSITION	No.	POSITION	No.
Managing Director, Consumer and Retail	1	Product Specialist , Project & Structured Finance , IC3	1
Managing Director, DCM Solutions US	2	Product Specialist , Rates , IC3	3
Managing Director, Head of Leveraged Loans and High Yield Trading	2	Product Specialist , Rates , M2	3
Managing Director, Leveraged Finance	1	Product Specialist , Short, Term Mkts , M2	2
Managing Director, US and Global High-Yield Bonds	1	Product Specialist , Syndicated Ln & Acq Finance , M2	1
Market Director M2	1	Product Specialist ABS M2	1
President & CEO	1	Product Specialist Debt Advisory M2	2
President of Auto Relationships	1	Product Specialist PDM M2	1
Product Specialist - Credit Trading - M2	2	Product Specialist Short Term Mkts IC3	1
Product Specialist DCM M3	1	Product Specialist Short Term Mkts M2	1
Product Specialist Inst. Sales M3	4	Product Specialist Structured Products IC3	4
Product Specialist PDM M3	1	Product Specialist Structured Products M2	5
Product Specialist Project & Structured Finance M3	1	Product Specialist Structured Products M3	4
Product Specialist Structuring M2	2	Product Specialist, Convertible Bond Sales, IC3	2
Product Specialist , Bond Syndication , IC3	2	Product Specialist, Leveraged Finance Head Desk Analyst, IC3	1
Product Specialist , Bond Syndication , M2	1	Product Specialist, Leveraged Loan Trading, M2	1
Product Specialist , Corp Sales , M2	3	Product Specialist, Leveraged Loans & High Yield Bond Sales, IC3	3
Product Specialist , Credit Trading , IC3	2	Retail Banking & Openbank Chief Operating Officer	1
Product Specialist , DCM , M2 BD1	4	SCIB Institutional Sales, IC3	1
Product Specialist , DCM , M2 BD2	2	SCIB SPG Banking, IC3	4
Product Specialist , Equity , IC3	1	SHUSA Chief Data Officer	1
Product Specialist , Equity , M2	2	SHUSA CFO/CIO	1
Product Specialist , ETD , M2	1	Special Advisor to CEO	1
Product Specialist , Inst. Sales , IC3	14	Sr. Deputy General Counsel	1
Sr. Director, Chief Information Officer SC	1	Chief Strategy Officer	1
Sr. Director, Data Science	1	Global Head of OEMs, Global Digital Consumer Bank	1
Sr. Director, Digital Products	1	Head of Commercial Banking & REVF	1
Sr. Director, Financial Planning & Analysis	1	Head of Retail Banking and Transformation	1
Strategy + BD (SCIB), M3	2	Head of Strategic Initiatives	1
T&O Chief Operating Officer	1		

WEALTH MANAGEMENT			52
Banker (CIB, Wealth & Private) Vice-President	2	Portfolio Investment & Asset Management Vice-President	2
Business Development & Partnerships Vice-President	2	Private Banker (CIB, Wealth & Private) Vice-President	1
Business Support Advisor Legal Vice-President	1	Private Banking Commercial Director	1
Chief Executive Officer	1	Private Banking Executive Banker	2
Chief Investment Officer	1	Private Banking Executive Vicepresident	1
Chief Operating Officer	1	Private Banking Head of GCC	1
COO Vice-President	1	Private Banking Market Head	4

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 75/81

Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 76 /81 Proposed resolutions POSITION No. No. POSITION Private Banking Market Head Global NRIs & International 1 Clients 1 Executive Banker SIM 3 Private Banking Sr. Banker 1 Financial Management Executive Vice - President 1 Private Banking Team Leader 1 Global Head of Commercial Product Specialist Asset Management Group Vice - 1 President 1 Head of Distribution Networks 1 SAM Global CEO 1 Head of I&AM Head of Middle East, SEO Banco Santander International 1 Senior Leader - Transaction Banking 1 SA DIFC Branch 1 Sr. Executive Vice - President 1 Head of Operations 1 Strategy & Corporate Development Vice - President 1 Head of Products & Chief Investment Officer Middle East 1 Team Leader of Global NRIs and International Clients 1 HR Executive Vice - President Institutional Sales (CIB & Asset Management) Vice - 2 TWA - Exempt 1 President 1 USA Chief Exec Officer 4 Insurance Executive Vice - President 2 Wealth Management Executive Vice - President 1 NPA and Strategic Ops Group Executive Vice - President

11 TSB Banking Group 4 1 TSB - Communications & Corporate Affairs Director 1 Director Zona Internacional UK 1 TSB - Human Resorces Director 1 TSB - Chief Executive Officer 1 TSB – Treasurer 1 TSB - Chief Financial Officer 1 TSB - Chief Information Officer 1 TSB - General Counsel TSB – Strategy Director 1 1 TSB – Chief Customer Officer 1 TSB – Director of Enterprise Services Ordinary general shareholders' meeting 2026 This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 77 /81 Proposed resolutions Second section. Members of TSB Banking Group plc and its subsidiaries who are expected to join the Corporate Identified Staff as a result of the acquisition of that entity, announced on 1 July 2025, subject to compliance with the relevant conditions to which it is subject, for whom authorization is requested for a maximum variable remuneration ratio of 200% 4 The names of the positions indicated, which are those currently held in TSB Banking Group plc and its subsidiaries, may vary when the integration into Grupo Santander takes place.

56 Webster Financial Corporation 5 1 EMD Sponsor & Specialty 1 Chairman and CEO 1 Head of Health Savings Account Bank 1 President and COO 1 Head of Consumer Banking 1 President Commercial Banking 1 Chief HR Officer 1 Chief Financial Officer MD Managing Director Sponsor & Speciality (Debt Business head 10 1 Capital Markets) 1 EMD Senior Advisor 1 General Counsel 1 EMD Treasury Management 10 Product Specialist 1 Head of Bank Operations 1 Chief Information Officer 2 EMD Asset Based Lending 1 EMD Chief Strategy Officer 1 Chief Corp Responsibility Officer 5 EMD Commercial Real Estate 3 SMD Managing Dir Capital Mkts 2 SMD Public Sector Finance 1 EMD Senior Advisor 1 EMD Treasurer 1 EMD Verticals & Regional 5 Managing Director Ordinary general shareholders' meeting 2026 integration into Grupo Santander takes place. This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 78 /81 Proposed resolutions Third section. Members of Webster Financial Corporation and its subsidiaries who are expected to join the Corporate Identified Staff as a result of the acquisition of that entity, announced on 3 February 2026, subject to compliance with the relevant conditions to which it is subject, for whom authorization is requested for a maximum variable remuneration ratio of 200% 5 The names of the positions indicated, which are those currently held in Webster Financial Corporation and its subsidiaries, may vary when the

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 79/81 NO OFFER OR SOLICITATION This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this communication. By making this communication available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. FORWARD - LOOKING STATEMENTS This communication contains statements that constitute “forward - looking statements” within the meaning of, and subject to the protections of, section 27A of the Securities Act, as amended, and section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward - looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward - looking statements include, but are not limited to, statements about business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future share dividends, share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. As forward - looking statements involve significant risks and uncertainties, readers are cautioned not to place undue reliance on such statements. Webster Financial Corporation’s (“Webster”) and Banco Santander S.A.’s (“Banco Santander”) actual results, financial condition and achievements may differ materially from those indicated in these forward - looking statements. Important factors that could cause Webster’s and Banco Santander’s actual results, financial condition and achievements to differ materially from those indicated in such forward - looking statements include, in addition to those set forth in Webster’s and Banco Santander’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings, synergies and other benefits from the acquisition of Webster by Banco Santander (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Webster and Banco Santander operate; (2) the failure of the closing conditions in the Transaction agreement by and among Webster, Banco Santander and a wholly owned subsidiary of Webster providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances that could delay the Transaction or could give rise to the termination of the Transaction agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Webster, Banco Santander or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (6) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive Transaction agreement on the ability of Webster to operate its business outside the ordinary course during the pendency of the Transaction; (7) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (8) the risk that the integration of Webster’s operations with Banco Santander’s will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (9) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (10) reputational risk and potential adverse reactions of Webster’s or Banco Santander’s customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (11) the dilution caused by Banco Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), in connection with the Transaction; (12) the possibility that any announcements relating to the Transaction could have adverse effects on the market price of Webster’s common stock and Banco Santander’s ordinary shares and ADSs; (13) a material adverse change in the condition of Webster or Banco Santander; (14) the extent to which Webster’s or Santander’s businesses perform consistent with management’s

Ordinary general shareholders' meeting 2026 ◦ Banco Santander, S.A. ◦ Webster Financial Corporation ◦ Ciudad Grupo Santander ◦ 200 Elm Street ◦ 28660 Boadilla del Monte Spain Attention: Investor Relations ◦ investor@gruposantander.com ◦ Stamford, Connecticut 06902 ◦ Attention: Investor Relations ◦ eharmon@websterbank.com ◦ (+34) 91 289 92 39 ◦ (212) 309 - 7646 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 80 /81 expectations; (15) Webster’s and Banco Santander’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (19) changes in customer behavior; (20) unfavorable developments concerning credit quality; (21) declines in the businesses or industries of Webster’s or Banco Santander’s customers; (22) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction or expansion of the combined company’s business operations following the proposed Transaction; (23) general competitive, political and market conditions and other factors that may affect future returns of Webster and Banco Santander, including changes in asset quality and credit risk; (24) security risks, including cybersecurity and data privacy risks, and capital markets; (25) inflation; (26) the impact, extent and timing of technological changes; (27) capital management activities; (28) competitive product and pricing pressures; (29) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (30) compliance with regulatory requirements. Any forward - looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. Webster and Banco Santander undertake no obligation to publicly update any forward - looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Webster’s Annual Report on Form 10 - K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000004/wbs - 20241231.htm ), and Banco Santander’s Annual Report on Form 20 - F for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san - 20241231.htm ), as well as Webster’s and Banco Santander’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward - looking statements. The forward - looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Webster and Banco Santander disclaim any intention or obligation to update or revise any forward - looking statements, whether as a result of new information, future events, or otherwise. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F - 4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F - 4 AND THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING WEBSTER, BANCO SANTANDER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Webster or Banco Santander through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Webster and Banco Santander at: PARTICIPANTS IN THE SOLICITATION Webster, Banco Santander and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of Webster and Banco Santander is set forth in (i) Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Director Nominees”, “Director Independence”,

Ordinary general shareholders' meeting 2026 Proposed resolutions This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail. 81 /81 “Non - Employee Director Compensation and Stock Ownership Guidelines”, “Compensation and Human Resources Committee Interlocks and Insider Participation”, “Executive Compensation”, “2024 Pay Versus Performance” and “Security Ownership of Certain Beneficial Owners and Management”, which was filed with the SEC on April 11, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000801337/000080133725000015/wbs - 20250411.htm , and (ii) Banco Santander’s Annual Report on Form 20 - F for the year ending December 31, 2024, including under the headings entitled “Directors and Senior Management”, “Compensation”, “Share Ownership” and “Majority Shareholders and Related Party Transactions”, which was filed with the SEC on February 28, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000891478/000089147825000054/san - 20241231.htm . To the extent holdings of each of Webster’s or Banco Santander’s securities by its directors or executive officers have changed since the amounts set forth in Webster’s definitive proxy statement for its 2025 Annual Meeting of Stockholders and in Banco Santander’s Annual Report on Form 20 - F for the year ending December 31, 2024, such changes have been or will be reflected on Webster’s Statements of Change of Ownership on Form 4 filed with the SEC and on Banco Santander’s Annual Report on Form 20 - F for the year ending December 31, 2025. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus of Webster and Banco Santander and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov .